    As filed with the Securities and Exchange Commission on January 2, 2008

================================================================================

                                                 Registration File No. _________
                                                              File No. 811-03915

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [x]

                           PRE-EFFECTIVE AMENDMENT NO. ____                  [ ]
                          POST-EFFECTIVE AMENDMENT NO. ____                  [ ]

                                     and/or

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                   ACT OF 1940                               [x]

                                AMENDMENT NO. 12                             [x]
                        (Check appropriate box or boxes.)

                   CUNA Mutual Variable Life Insurance Account
                           (Exact name of registrant)

                          CUNA MUTUAL INSURANCE SOCIETY
                               (Name of depositor)
                                2000 Heritage Way
                            Waverly, Iowa 50677-9202
              (Address of depositor's principal executive offices)
        Depositor's Telephone Number, including Area Code: (319) 352-4090

          Steve Suleski, Esq.                               Copy to:
     CUNA Mutual Insurance Society                   Stephen E. Roth, Esq.
        5910 Mineral Point Road                 Sutherland Asbill & Brennan LLP
        Madison, Wisconsin 53705                 1275 Pennsylvania Avenue, N.W.
(Name and address of agent for service)            Washington, DC 20004-2415

             Approximate date of proposed public offering: Upon the effective date of this Registration Statement or as soon thereafter as possible.

The registrant hereby amends this registration statement date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: Units of interest in a Separate Account under flexible premium variable life insurance policies.

================================================================================

                                   PROSPECTUS                    JANUARY 2, 2008

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY

                          CUNA MUTUAL INSURANCE SOCIETY
                                     THROUGH
                   CUNA MUTUAL VARIABLE LIFE INSURANCE ACCOUNT

                                2000 HERITAGE WAY
                            WAVERLY, IOWA 50677-9202
                                 (800) 798-5500

This prospectus describes the MEMBERS Variable Universal Life flexible premium variable life insurance policy ("Policy") issued by CUNA Mutual Insurance Society through CUNA Mutual Variable Life Insurance Account ("Separate Account"). The Policy is designed as a long-term investment that attempts to provide significant life insurance benefits for the entire life of the Insured.

This prospectus provides information that a prospective Owner should know before investing. You should keep this prospectus for future reference as you consider the Policy in conjunction with other insurance you own.

With this Policy, you can allocate Net Premium and Accumulated Values to:

     - Subaccounts of the Separate Account, each of which invests in one of the mutual funds listed on this page; or

     - An Interest Bearing Account, which credits a specified rate of interest.

A prospectus for each of the mutual funds available through the Separate Account accompanies this prospectus. Please read these documents before investing and save them for future reference.

The mutual funds available include:

-    Ultra Series Fund
        Money Market Fund
        Bond Fund
        Diversified Income Fund
        Large Cap Value Fund
        Large Cap Growth Fund
        Mid Cap Growth Fund

-    T. Rowe Price International Series, Inc.
        T. Rowe Price International Stock Portfolio

An investment in the Separate Account is not a bank or credit union deposit and the Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Investment in the Separate Account involves certain risks including loss of premium (principal).

PLEASE REFER TO THE "SUMMARY OF POLICY BENEFITS AND RISKS" SECTION OF THIS PROSPECTUS THAT DESCRIBES CERTAIN RISKS ASSOCIATED WITH INVESTING IN A POLICY.

   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS
     POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Summary of Policy Benefits and Risks.......................................    1
Benefits Summary...........................................................    1
Risk Summary...............................................................    3
Fee Tables.................................................................    6
CUNA Mutual Insurance Society..............................................   10
   CUNA Mutual Insurance Society...........................................   10
   The Interest Bearing Account............................................   10
   Legal Proceedings.......................................................   12
The Separate Account and the Funds.........................................   12
   Ultra Series Fund.......................................................   12
   T. Rowe Price International Series, Inc.................................   13
The Policy.................................................................   13
   Applying for a Policy...................................................   13
   Flexibility of Premiums.................................................   14
   Allocation of Net Premiums..............................................   14
   Lapse...................................................................   14
   Reinstatement...........................................................   15
   Premiums to Prevent Lapse...............................................   15
   Death Proceeds..........................................................   16
   Change of Death Benefit Options.........................................   17
   Accelerated Benefit Option..............................................   17
   Change of Specified Amount..............................................   18
   Policy Values...........................................................   18
   Transfer of Values......................................................   20
   Telephone and Facsimile Transfers.......................................   20
   Change of Allocations...................................................   22
   Dollar-Cost Averaging...................................................   22
   Surrender and Partial Withdrawals.......................................   23
   Maturity................................................................   23
   Payment of Proceeds/Settlement Options..................................   24
   Suspension of Payments..................................................   24
   Policy Loans............................................................   25
Charges and Deductions.....................................................   26
   Premium Expense Charge..................................................   26
   Monthly Deduction.......................................................   26
   Cost of Insurance.......................................................   26
   Monthly Policy Fee......................................................   27
   Monthly Administrative Fee..............................................   27
   Cost of  Additional Benefits............................................   27
   Mortality and Expense Risk Charge.......................................   27
   Contingent Deferred Sales and Administrative Charges....................   27
   Partial Withdrawal Fee..................................................   29
   Transfer Fee............................................................   29
   Federal and State Income Taxes..........................................   29
   Duplicate Policy Charge.................................................   29
   Change of Specified Amount Charge.......................................   29
   Fund Expenses...........................................................   29
   Additional Information..................................................   29
Other Policy Benefits and Provisions.......................................   30
   Conditions for Policy Issue.............................................   30
   Issue Date..............................................................   30
   Owner, Beneficiary......................................................   30
   Right-to-Examine Period.................................................   30
   Exchange of Policy......................................................   31
   Paid-up Insurance.......................................................   32
   Transfer of Ownership...................................................   32
   Addition, Deletion, or Substitution of Investments......................   32
   Voting Rights...........................................................   32
   Distribution of Policies................................................   33
   Compensation Arrangements for CUNA Brokerage and Its Sales Personnel....   33
   Compensation arrangements for Selling Firms and Their Sales Personnel...   33
   Source of Compensation..................................................   33
Riders and Endorsements....................................................   34
Federal Income Tax Considerations..........................................   36
Financial Statements.......................................................   40
Glossary...................................................................   41
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS......................   44


                                       (i)

SUMMARY OF POLICY BENEFITS AND RISKS

This summary describes important benefits and risks of the Policy and corresponds to sections in this prospectus which discuss the topics in more detail, including variations by state. Please refer to the Glossary for definitions of certain terms.

                                BENEFITS SUMMARY

GENERAL BENEFITS OF THE POLICY

Like fixed benefit life insurance, the Policy offers a minimum death benefit and provides an Accumulated Value, loan privileges and a value on surrender. However, the Policy differs from a fixed benefit policy because it allows you to allocate your Net Premiums or transfer Accumulated Value to the Subaccounts. The amount and duration of life insurance protection and of Accumulated Value and Cash Value varies with the investment experience of the Accumulated Value you place in the Subaccounts.

As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.

PREMIUMS

The Policy requires an initial premium. The amount of your Policy's Specified Amount determines the amount of your initial premium. After you make the initial premium, you can pay subsequent premiums at any time while your Policy is In Force. The Company reserves the right to refuse any premium payment that is less than $25. The Company also reserves the right to refuse any premium or part of a premium which would increase the Face Amount of the Policy by more than the amount of the Premium.

     - The Policy provides for a planned annual premium. You are not required to pay premiums according to the plan. You can vary the frequency and amount of premiums, and can skip premiums. (If you do skip a premium, you may increase the likelihood that your Policy will Lapse.) We may reject any premiums after the Insured reaches Attained Age 95.

     - MINIMUM DEATH BENEFIT GUARANTEE. If the Target Premium is paid until the later of Attained Age 65 or 10 years from the Issue Date the Policy will not Lapse during those years. The Target Premium will be shown on each Policy. Generally, it is determined by dividing the minimum premium by 0.60, and is stated on the specifications page of the Policy.

     - NO-LAPSE GUARANTEE. If at all times during the first three Policy years the sum of the premiums received to date, less all partial withdrawals and Indebtedness, is at least equal to the monthly minimum premium multiplied by the number of months (plus one month) the Policy has been In Force, the Policy will not Lapse. The monthly minimum premium is the minimum premium (the minimum annual amount needed each year during the first three Policy years to keep the no-Lapse guarantee in effect) divided by 12. If any requested increase in Specified Amount is made during the first three Policy years, the no-Lapse guarantee is voided.

          In cases where the no-Lapse guarantee is in effect and there is insufficient Net Cash Value to pay the Monthly Deduction, Accumulated Value from the Deferred Charges Account will be used to pay the Monthly Deduction. Deferred Charges are collected only if the Policy is surrendered during the first nine Policy years after the Issue Date or the first nine years after an increase in Specified Amount, whichever is applicable. The Company will waive any Monthly Deduction remaining after the Deferred Charges have been exhausted.

DEATH BENEFIT OPTIONS

- You must choose between two death benefit options under the Policy. Your selection will affect the Face Amount, the Monthly Deduction, and the Cash Value. Under either option, Death Proceeds are equal to:

               -    the Face Amount on the date of death; plus

               -    any premiums received after the date of death; minus

               -    Policy indebtedness

     -    The Face Amount differs under the two death benefit options:

          -    The Face Amount under OPTION 1 is the greater of:

               -    the Specified Amount; or

               - the Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

     -    The Face Amount UNDER OPTION 2 is the greater of:

               - the Specified Amount plus the Policy's Accumulated Value on the date of death; or

               - the Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

The Death Benefit Ratio is the ratio of Face Amount to Accumulated Value required by the Internal Revenue Code for treatment of the Policy as a life insurance policy. The Death Benefit Ratio varies by Attained Age as shown in Appendix B in the statement of additional information. The death benefit factor decreases from year to year as the Attained Age of the Insured increases.

You may select the Specified Amount, which the Company will normally require be at least $50,000 ($10,000 for Issue Ages 65 and over). You also may increase or decrease the Specified Amount; however, we reserve the right to require that the Specified Amount after any decrease be at least the minimum Specified Amount necessary to issue a new policy.

CANCELLATION, SURRENDER AND PARTIAL WITHDRAWALS

CANCELLATION: Once we issue your Policy, the Right-to-Examine Period begins. You may return the Policy during this period and receive a refund. A request to increase the Specified Amount also triggers a Right to Examine Period.

SURRENDER: At any time while the Insured is alive and the Policy is In Force, you may make a Written Request to surrender your Policy for its Net Cash Value.

     -    Federal income taxes and a penalty tax may apply to surrenders.

PARTIAL WITHDRAWALS: You may withdraw part of the net Cash Value using a Written Request, subject to the following rules.

     - Federal income taxes and a penalty tax may apply to partial withdrawals;

     - A partial withdrawal reduces the death benefit by at least the amount withdrawn;

     - Unless the Face Amount derived from the application of the Death Benefit Ratio applies, under either death benefit option 1 or death benefit option 2, a partial withdrawal will reduce both the Accumulated Value and the Face Amount by the amount surrendered but will not affect the Cost of Insurance. Under death benefit option 1, the Specified Amount is also reduced by the same amount, but the Specified Amount is not changed by a partial withdrawal under death benefit option 2. If the Face Amount derived from the application of the Death Benefit Ratio applies, the effect on the monthly Cost of Insurance and Face Amount is somewhat different. The Face Amount is then decreased by more than the amount surrendered, and the monthly Cost of Insurance is less than it would have been without the surrender.

     - We may deduct a processing fee for each partial withdrawal. We currently do not deduct this fee.

TRANSFERS

Each Policy year, you may make:

     - Accumulated Value transfers from the Subaccounts to other Subaccounts and to the Interest Bearing Account at any time; and

     - Accumulated Value transfers from the Interest Bearing Account only during the 30 day period beginning on and immediately following the Policy Anniversary.

A transfer from the Interest Bearing Account may be limited to 25% of Interest Bearing Account. We may deduct a charge of $20 per transfer after the fourth transfer in a Policy year. We currently waive this restriction. Transfer privileges are subject to restriction based on the company's Market Timing and Frequent Trading policies.

LOANS

- Subject to certain conditions, you may borrow money from us using the Accumulated Value of your Policy as collateral. Loans may have tax consequences.

- To secure the loan, we transfer an amount of your Accumulated Value equal to the loan from the Subaccounts and Interest Bearing Account to the Loan Account, until the loan is repaid.

- Accumulated Value in the Loan Account earns interest at the guaranteed minimum rate of 4% per year.

- We charge you an interest rate of 8% per year on money that you borrow. Interest is accrued throughout the year and is payable at the end of each Policy year. Unpaid interest is added to the Loan Amount (becomes part of the outstanding loan) if it is not paid at the end of the Policy year. The interest rate charged on Loans is subject to change by the Company.

- You may repay all or part of your outstanding loans at any time. Loan repayments must be clearly marked as loan repayments or we will treat them as premiums.

- Outstanding loans and accrued interest are deducted from the death benefit to arrive at the Death Proceeds (the amount payable to the Beneficiary upon the Insured's death).

                                  RISK SUMMARY

INVESTMENT RISK

If you invest your Accumulated Value in one or more Subaccounts, you will be subject to the risk that investment experience will be unfavorable and that your Accumulated Value will decrease. If you allocate Net Premiums or transfer Accumulated Value to the Interest Bearing Account, we credit your Accumulated Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4.0%.

Because we continue to deduct charges from Accumulated Value, if investment results are not sufficiently favorable, or if interest rates are too low, or if you do not make additional premium payments, then your Policy's Cash Value may fall to zero. In that case, the Policy may Lapse. WE DO NOT GUARANTEE ANY ACCUMULATED VALUE YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT MAY INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT EXPERIENCE OF THE CORRESPONDING FUND. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

However, if investment experience is sufficiently favorable and you have kept the Policy In Force for a substantial time, you may be able to draw upon Accumulated Value, through partial withdrawals and loans.

HARMFUL TRADING RISK

Frequent, large, or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by Owners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Funds, and increase brokerage and administrative costs of the Funds. These costs are borne by all Owners invested in the Subaccounts, not just those making the transfers. In addition, because other insurance companies and/or retirement plans may invest in the Funds, the risk exists that the portfolios may suffer harm from frequent, large or short-term transfers among the subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

RISK OF LAPSE

Certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient premium payment to keep your Policy In Force:

     - If your Policy's Accumulated Value on a Monthly Day is too low to cover the Monthly Deduction, and the minimum death benefit guarantee and the no-Lapse guarantee are not in effect, then the Policy will enter a 61-day grace period. If the Policy enters the grace period, the Company will mail a notice of termination to the Owner. A grace period of 61 days will begin on the date the notice is mailed.

     - Whenever your Policy enters a grace period if you do not make a sufficient premium payment before the grace period ends, your Policy will Lapse (terminate without value), and insurance coverage and other benefits under your Policy will cease. To avoid the Policy Lapsing at the end of the grace period, the Owner must: (1) pay Net Premium in an amount sufficient to pay overdue Monthly Deductions plus the anticipated amount of the next two Monthly Deductions and loan interested due during the grade period, or (2) if prior to the third Policy Anniversary, and no requested increase in Specified Amount was made, pay either the above amount or the amount needed to qualify for the no-Lapse guarantee. In addition to allowing the Policy to remain In Force, payment of the latter amount will reinstate the no-Lapse guarantee.

DEFERRED SALES CHARGE RISKS

Deferred sales charges play a role in determining whether your Policy will Lapse. The deferred sales charges under this Policy are significant, especially in the early Policy years. It is likely that you will receive no Cash Value if you surrender your Policy in the first few Policy years. You should purchase this Policy only if you have the financial ability to keep it In Force at the initial Specified Amount for a substantial period of time. You should not purchase this Policy if you intend to surrender all or part of the Cash Value in the near future. This Policy is designed to meet long-term financial goals. THIS POLICY IS NOT SUITABLE AS A SHORT-TERM INVESTMENT.

Even if you do not surrender your Policy, deferred sales charges may still help determine whether your Policy will Lapse. Cash Value (that is, Accumulated Value minus any Deferred Charges and outstanding Loan Amount) is one measure we use to determine whether your Policy will enter a grace period, and possibly Lapse. A SURRENDER MAY HAVE ADVERSE TAX CONSEQUENCES.

TAX RISKS

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. We anticipate that the Policy will generally be deemed a life insurance contract under federal income tax law, so that the Death Proceeds paid to the Beneficiary will not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to Policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements particularly if you pay the full amount of premiums permitted under the policy.

Depending on the total amount of premiums that you pay, your Policy may be treated as a modified endowment contract ("MEC") under federal income tax laws. If a Policy is treated as a MEC, then partial withdrawals, surrenders and loans under it are taxable as ordinary income to the extent such amounts represent earnings under the Policy. For this purpose, any partial withdrawals, surrenders and loans are considered first a distribution of earnings under the Policy, and when earnings are fully distributed, a distribution of the Owner's investment in the Policy. In addition, a 10% federal penalty tax may be imposed on partial withdrawals, surrenders and loans taken before you reach age 59 1/2. There may be tax consequences to distributions from Policies that are not MECs. However, the 10% penalty tax will not apply to distributions from Policies that are not MECs. You should consult a qualified tax adviser for assistance in all tax matters involving your Policy.

PARTIAL WITHDRAWAL RISKS

The Policy permits you to make a partial withdrawal, as long as the Specified Amount remaining after such withdrawal would not be less than $40,000 ($8,000 for issue ages 65 and over). A partial withdrawal reduces the Accumulated Value and Cash Value, so it increases the risk that the Policy will Lapse. It also increases the likelihood that either the minimum death benefit guarantee or the no-Lapse guarantee will not remain in effect.

A PARTIAL WITHDRAWAL ALSO MAY HAVE ADVERSE TAX CONSEQUENCES.

A partial withdrawal reduces the death benefit. If you selected the level death benefit (Option 1), then when you make a partial withdrawal, the Specified Amount is reduced by the amount of the withdrawal. If you selected the variable death benefit (Option 2), then when you make a partial withdrawal, the death benefit is reduced because the Accumulated Value is reduced.

Currently there are no limitations on partial withdrawals; however, the Company reserves the right to limit the number of partial withdrawals to two per Policy Year.

LOAN RISKS

A Policy loan, whether or not repaid, affects Accumulated Value over time because we transfer an amount equal to the amount of the loan from the Subaccounts and Interest Bearing Account to the Loan Account as collateral. We then credit a fixed interest rate of at least 4.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts nor does it receive current interest rates in excess of 4.0% that we may, from time to time, credit to the Interest Bearing Account. The longer the loan is outstanding, the greater the likely effect of not participating in the Subaccounts or the Interest Bearing Account. Depending on the investment results of the Subaccounts and the interest rate credited to the Interest Bearing Account, the effect could be favorable or unfavorable. We also charge you interest on the amount that you borrow at a rate of 8.0%, compounded annually. A loan may have adverse tax consequences.

Policy Indebtedness reduces the Death Proceeds and net Cash Value by the amount of such indebtedness. As with partial withdrawals, loans reduce the Net Cash Value of your Policy and therefore increase the likelihood that the Policy will Lapse or that the minimum death benefit guarantee or the no-Lapse guarantee would not remain in effect.

FUND RISKS

A comprehensive discussion of the risks of each Fund may be found in each Fund's prospectus. Please refer to the Fund's prospectus for more information.

                                   FEE TABLES

The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time that he or she buys the Policy, surrenders the Policy, or transfers Policy Value among the Subaccounts and the Interest Bearing Account.

                                              TRANSACTION FEES
------------------------------------------------------------------------------------------------------------
                                                                       AMOUNT DEDUCTED
                                  WHEN CHARGE IS       -----------------------------------------------------
          CHARGE                     DEDUCTED          MAXIMUM GUARANTEED CHARGE         CURRENT CHARGE
          ------             -----------------------   -------------------------   -------------------------
PREMIUM EXPENSE CHARGE        Upon receipt of each       0-3.5% of each premium      0-3.5% of each premium
(Taxes)                          premium payment       payment, depending on the   payment, depending on the
                                                           Insured's state of          Insured's state of
                                                               residence                   residence

SURRENDER CHARGE                Upon surrender or      $0.87 - $42.31 per $1,000   $0.87 - $42.31 per $1,000
(DEFERRED SALES AND          Lapse during the first       of Specified Amount         of Specified Amount
ADMINISTRATIVE CHARGE) (1)     9 Policy Years, or       during the first Policy     during the first Policy
                               during the first 9               Year(2)                     Year(2)
(Minimum and Maximum         Policy Years following
Charge)                          an increase in
                                Specified Amount

   Charge for a male            Upon surrender or         $10.36 per $1,000 of        $10.36 per $1,000 of
   Insured, Attained Age     Lapse during the first         Specified Amount            Specified Amount
   41, in the preferred        9 Policy Years, or
   non-smoker rating           during the first 9
   class.                    Policy Years following
                                 an increase in
                                Specified Amount

ACCELERATED DEATH BENEFIT        At the time the                  $300                        $300
OPTION                          Accelerated Death
                                 Benefit is paid

PARTIAL WITHDRAWAL FEE       Upon partial withdrawal     The lesser of: $25 per      The lesser of: $25 per
                                                        withdrawal, or 2% of the    withdrawal, or 2% of the
                                                            amount withdrawn            amount withdrawn

----------
(1) The deferred sales and administrative charge varies based on the Insured's Attained Age, gender, rating class, Policy Year, and Specified Amount (or increase in Specified Amount). The charge shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the charges for your Policy, and more detailed information concerning your charges is available on request from our Home Office. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the Insured's Issue Age and rating class, the death benefit option, Specified Amount, planned premium, and riders you select.

(2) The surrender charge decreases annually each year during the first 9 Policy Years or the first 9 years after an increase in Specified Amount. After the 9th year, there is no charge.

                                              TRANSACTION FEES
------------------------------------------------------------------------------------------------------------
                                                                       AMOUNT DEDUCTED
                                  WHEN CHARGE IS       -----------------------------------------------------
          CHARGE                     DEDUCTED          MAXIMUM GUARANTEED CHARGE         CURRENT CHARGE
          ------             -----------------------   -------------------------   -------------------------
SPECIFIED AMOUNT INCREASE       Upon increase in         $50 for each Specified      $50 for each Specified
CHARGE                         Specified Amount(3)     Amount increase after the   Amount increase after the
                                                         first in a Policy Year      first in a Policy Year

TRANSFER FEE                   Upon every transfer                $20                         None
                              other than the first
                               four transfers in a
                                   Policy Year

EXECUTIVE BENEFITS PLAN       Upon exercise during                $150                        None
ENDORSEMENT                    the first 2 Policy
                                      Years

DUPLICATE POLICY FEE           Upon request for a                 $30                         $30
                                duplicate Policy

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Fund fees and expenses.


                           PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------------------
                                                                      ANNUAL AMOUNT DEDUCTED
                                 WHEN CHARGE IS       -------------------------------------------------------
          CHARGE                    DEDUCTED           MAXIMUM GUARANTEED CHARGE         CURRENT CHARGE
          ------             ----------------------   --------------------------   --------------------------
POLICY FEE                     On Policy Issue Date            $72(4)(5)                    $72(4)(5)
                                 and Monthly Days

ADMINISTRATIVE CHARGE          On Policy Issue Date        $0.45 per $1,000 of          $0.45 per $1,000 of
                                  and monthly on           Specified Amount(5)          Specified Amount(5)
                               Monthly Day, during
                               Policy Years 1 - 10

COST OF INSURANCE(6)

(Minimum and Maximum          On Policy Issue Date     $0.68 - $311.27 per $1,000   $0.48 - $178.37 per $1,000
Charge)                         and Monthly Days        of Net Amount at Risk(5)     of Net Amount at Risk(5)

----------------
(3) We do not assess a Specified Amount increase charge for the first increase in a Policy Year.

(4)  $36.00 for Issue Ages 0-19.

(5) The annual amount is shown, 1/12th of this amount is deducted on each Monthly Day.

(6) Cost of Insurance varies based on the Insured's Attained Age, gender, rating class, Policy Year and Net Amount at Risk. The Cost of Insurance shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the guaranteed Cost of Insurance charge for your Policy. More detailed information concerning your Cost of Insurance is available on request from the Company's Home Office. Also, before you purchase the Policy, the company will provide you personalized illustrations of your future benefits under the Policy based upon the Insured's Issue Age and rating class, the death benefit option, Specified Amount, planned premium, and riders you select.

                           PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------------------
                                                                      ANNUAL AMOUNT DEDUCTED
                                 WHEN CHARGE IS       -------------------------------------------------------
          CHARGE                    DEDUCTED           MAXIMUM GUARANTEED CHARGE         CURRENT CHARGE
          ------             ----------------------   --------------------------   --------------------------
     Charge for a male         On Policy Issue Date     $2.56 per $1,000 of Net      $2.56 per $1,000 of Net
     Insured, Attained Age       and Monthly Days          Amount of Risk(8)            Amount of Risk(8)
     41 in the  non-smoker
     rating class.

MORTALITY AND EXPENSE RISK             Daily                0.90% of Variable            0.90% of Variable
CHARGE                                                        Account Value                Account Value

LOAN INTEREST SPREAD          On Policy Anniversary              4.00%                        2.00%
                                  or earlier as
                                  applicable(7)

RIDER CHARGES:(9)

Accidental Death Benefit       On Policy Issue Date        $0.46 - $01.86 per            $0.46 - $1.86 per
Rider                            and Monthly Days         $1,000 of Accidental          $1,000 of Accidental
                                                            Death Benefit(8)              Death Benefit(8)
(Minimum and Maximum
Charge)

-------------
(7) Loan interest must be paid in arrears on each Policy Anniversary, or, if earlier, on the date of loan repayments, Lapse, surrender, or the Insured's death. The loan interest spread is the difference between the rate of interest the Company charges you for a loan and the amount of interest credits to your Loan Account.

(8) The annual amount is shown 1/12th of this amount is deducted on each Monthly Day.

(9) Charges for the Accidental Death Benefit Rider, Children's Insurance Rider, Guaranteed Insurability Rider, Other Insured Rider, Term Insurance Rider, Disability Waiver of Monthly Deduction Rider, and Disability Waiver of Monthly Deduction and Premium Rider vary based on the Insured's Attained Age, gender, and rating class, and may vary based on Policy Year, Specified Amount, and Net Amount at Risk. Charges based on actual age may increase as the Insured ages. The rider charges shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the rider charges for your Policy, and more detailed information concerning these rider charges is available on request from the Company's Home Office. Also, before you purchase the Policy, the Company will provide you personalized illustrations of your future benefits under the Policy based upon the Insured's Issue Age and rating class, the death benefit option, Specified Amount, planned premium, and riders that you select.

                                      PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   ANNUAL AMOUNT DEDUCTED
                                     WHEN CHARGE IS         -------------------------------------------------------------------
          CHARGE                        DEDUCTED               MAXIMUM GUARANTEED CHARGE                CURRENT CHARGE
          ------                 ----------------------     -------------------------------     -------------------------------
     Charge for a male            On Policy Issue Date            $0.71 per $1,000 of                  $0.71 per $1,000 of
     Insured, Attained Age          and Monthly Days                Accidental Death                Accidental Death Benefit
     36 in the  non-smoker                                            Benefit(10)
     rating class.

Children's Insurance Rider        On Policy Issue Date       $9.00 per Unit of coverage(10)      $9.00 per Unit of coverage(10)
                                      Monthly Days

Guaranteed Insurability Rider     On Policy Issue Date        $0.87 - $2.07 per $1,000 of           $0.87 - $2.07 per $1,000
                                    and Monthly Days                  coverage(10)                       of coverage(10)
(Minimum and Maximum Charge)

     Charge for a male            On Policy Issue Date      $1.03 per $1,000 of coverage(10)    $1.03 per $1,000 of coverage(10)
     Insured, Issue Age 7,            Monthly Days
     in the standard  rating
     class

Automatic Increase Rider          On Policy Issue Date        $0.25 - $0.50 per $1,000 of          $0.25 - $0.50 per $1,000 of
                                    and Monthly Days              annual increase(10)                  annual increase(10)
(Minimum and Maximum Charge)

Charge for a male non-smoker      On Policy Issue Date         $0.50 per $1,000 of annual          $0.50 per $1,000 of annual
issue age 30                        and Monthly Days                  increase(10)                        increase(10)

Other Insured Rider               On Policy Issue Date        $0.68 - $311.27 per $1,000 of       $0.48 - $178.37 per $1,000 of
                                   and Monthly Days         Net Amount at Risk plus $20(10)     Net Amount at Risk plus $20(10)
(Minimum and Maximum Charge)

     Charge for a female          On Policy Issue Date       $1.61 per $1,000 Net Amount at       $1.53 per $1,000 Net Amount at
     Insured, Attained Age          and Monthly Days                Risk plus $20(10)                   Risk plus $20(10)
     36, in the  non-smoker
     rating class

Term Insurance Rider              On Policy Issue Date        $0.06 - $83.33 per $1,000 of        $0.06 - $83.33 per $1,000 of
                                    and Monthly Days                  coverage(10)                        coverage(10)
(Minimum and Maximum Charge)

     Charge for a male            On Policy Issue Date       $2.56 per $1,000 of Net Amount      $1.52 per $1,000 of coverage(10)
     Insured, Attained Age          and Monthly Days                   at Risk(10)
     41, in the  non-smoker
     rating class

--------------
(10) The annual amount is shown 1/12th of this amount is deducted on each Monthly Day.

                                 PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
---------------------------------------------------------------------------------------------------------------------------
                                                                             ANNUAL AMOUNT DEDUCTED
                                   WHEN CHARGE IS      --------------------------------------------------------------------
           CHARGE                     DEDUCTED             MAXIMUM GUARANTEED CHARGE               CURRENT CHARGE
           -------            ----------------------- ---------------------------------- ---------------------------------
Disability Waiver of Monthly   On Policy Issue Date       2.20% - 24.20% of Monthly           2.20% - 24.20% of Monthly
Deductions Rider                 and Monthly Days              Deductions(11)                       Deductions(11)

     (Minimum and Maximum
     Charge)

     Charge for a male         On Policy Issue Date    4.5% of Monthly Deductions(11)       4.5% of Monthly Deductions(11)
     Insured, Attained Age       and Monthly Days
     34, in the non-smoker
     rating class

Disability Waiver of Premium   On Policy Issue Date       2.20% - 24.20% of Monthly           2.20% - 24.20% of Monthly
and Monthly Deductions Rider     and Monthly Days      Deductions and 2.2% to 12.2% of      Deductions and 2.2% to 12.2% of
                                                             premium to be waived                premium to be waived
     (Minimum and Maximum
     Charge)

     Charge for a male         On Policy Issue Date    4.5% of Monthly Deductions and       4.5% of Monthly Deductions and
     Insured, Attained Age       and Monthly Days       2.25% of premium to be waived       2.25% of premium to be waived
     34, in the non-smoker
     rating class

---------------
(11) The annual amount is shown, 1/12th of this amount is deducted on each Monthly Day.


The next table describes the Fund fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy. The following table describes the minimum and maximum fees and expenses (before and waiver or reimbursement) charged by any of the Funds for the fiscal year ended December 31, 2006.

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets):

                                                   MINIMUM                 MAXIMUM
                                             --------------------     -------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                0.46%                   1.05%

In addition, certain Funds may impose a redemption fee of no more than 2% of the amount of Fund shares redeemed. We may be required it implement a Fund's redemption fee. The redemption fee will be assessed against your Accumulated Value. For more information, please see each Fund's prospectus.

CUNA MUTUAL INSURANCE SOCIETY

CUNA MUTUAL INSURANCE SOCIETY

CUNA Mutual Insurance Society is a mutual life insurance company that was originally organized in Wisconsin in 1935. Effective May 3, 2007, the Company was redomesticated in Iowa, and effective January 1, 2008, CUNA Mutual Life Insurance Company mergered into CUNA Mutual Insurance Society.

The Company is one of the world's largest direct underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. Further, the Company offers fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

CUNA Mutual owns CUNA Mutual Investment Corporation. CUNA Mutual Investment Corporation also owns CUNA Brokerage Services, Inc. The Company and CUNA Mutual Investment Corporation each own a one-half interest in MEMBERS Capital Advisors, Inc. (the investment adviser to the Ultra Series Fund).

Periodically, rating agencies, review our ratings for financial stability and operating performance. To obtain our current ratings, contact us at the address and telephone number shown on the first page of this Prospectus.

THE INTEREST BEARING ACCOUNT

The Interest Bearing Account is part of the Company's general account. We use general account assets to support our insurance and annuity obligations other than those funded by various separate accounts. Subject to applicable law, we have sole discretion over investment of the Interest Bearing Account's assets. We bear the full investment risk for all assets contributed to the Interest Bearing Account. The Company guarantees that all Accumulated Value allocated to the Interest Bearing Account is credited interest daily at a net effective interest rate of at least 4%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The Interest Bearing Account is not available in New Jersey.

LEGAL PROCEEDINGS

We, like other life insurance companies, are often involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or the Company.

THE SEPARATE ACCOUNT AND THE FUNDS

We established the Separate Account on August 16, 1983. Although the assets in the Separate Account are our property, the assets attributable to the Policies are not chargeable with liabilities arising out of any other business that we may conduct. The assets of the Separate Account are available to cover our general liabilities only to the extent that the Separate Account's assets exceed its liabilities arising under the Policies and any other policies supported by the Separate Account. We have the right to transfer to the General Account any assets of the Separate Account that are in excess of reserves and other contract liabilities. Periodically, the Separate Account makes payments to us for Mortality and Expense Charges.

The Separate Account is divided into Subaccounts. The income, gains and losses, realized or unrealized, from the assets allocated to each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount.

The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Registration with the SEC does not involve supervision of the management, investment practices, or policies of the Separate Account or of the Company by the SEC. The Separate Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

We do not guarantee the investment experience of the Separate Account or of any Subaccount. Accumulated Value varies daily with the value of the assets under the Separate Account. The Death Proceeds may also vary with the value of the assets in the Subaccounts selected by the Owner. To the extent that the Death Proceeds payable upon the death of the Insured exceed the Accumulated Value, such amounts, like all other benefits payable under a Policy, are our general obligations and payable out of our General Account.

ULTRA SERIES FUND

MEMBERS Capital Advisors, Inc. serves as investment adviser to the Ultra Series Fund and manages assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. Wellington Management Company, LLP serves as the investment subadviser for the Mid Cap Growth Fund. Shares of the Ultra Series Fund also are offered to CUNA Mutual Group affiliated separate accounts and qualified retirement plans.

MONEY MARKET FUND. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity.

BOND FUND. This Fund seeks to generate a high level of current income, consistent with the prudent limitation of investment risk.

DIVERSIFIED INCOME FUND. This Fund seeks a high total return through the combination of income and capital appreciation.

LARGE CAP VALUE FUND. This Fund seeks long-term growth of capital with income as a secondary consideration.

LARGE CAP GROWTH FUND. This Fund seeks long-term capital appreciation.

MID CAP GROWTH FUND. This Fund seeks long-term capital appreciation.

T. ROWE PRICE INTERNATIONAL SERIES, INC.

T. Rowe Price International, Inc. serves as the investment adviser to the T. Rowe Price International Stock Portfolio.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO. This Fund seeks long-term growth of capital.

MORE INFORMATION ABOUT THE FUNDS

In addition to the Separate Account, the Funds, other than those of Ultra Series Fund, may sell shares to separate accounts of other insurance companies to support variable annuity contracts and variable life insurance policies, or to certain pension and retirement plans qualifying under Section 401 of the Internal Revenue Code.

THESE FUNDS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUNDS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain Funds available under the Policy may be very similar to the investment objectives and policies of other Funds that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the Funds available under the Policy may be lower or higher than the investment performance of these other (publicly available) Funds. There can be no assurance, and we make no representation, that the investment performance of any of the Funds available under the Policy will be comparable to the investment performance of any other Fund, even if the other Fund has the same investment adviser or manager, the same investment objectives and policies, and a very similar name. Please note that during extended periods of low interest rates, the yields of the Money Market Fund may become extremely low and possibly negative.

To reduce service expenses, the Company intends to send only one copy of its reports per household regardless of the number of Owners at the household. However, any Owner may obtain additional reports upon request to the Company.

The Company has entered into agreements with the investment advisers of several of the Funds under which the investment adviser pays the Company a servicing fee based upon an annual percentage of the average daily net assets invested by the Separate Account (and other separate accounts of the Company) in the Funds managed by that adviser. These percentages differ, and some advisers may pay the Company more than others. These fees are in consideration for administration services provided to the Funds by the Company. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders.

THE POLICY

APPLYING FOR A POLICY

To purchase a Policy, you must complete an application and submit it to an authorized sales representative. You must also pay an initial premium, as further described below, while the Insured is alive, on or before the Issue Date. All premiums after the initial premium must be paid to the Home Office.

Please note that certain provisions of your Policy may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state. Contact the Home Office or see your Policy for specific variations since any such variations will be included in your Policy or in riders or endorsements attached to your Policy.

FLEXIBILITY OF PREMIUMS

The Policy provides for a schedule of planned annual premiums determined by you. You are not required, however, to pay premiums in accordance with the schedule. Premiums are generally flexible both as to timing and amount. Premiums must be large enough to keep the Policy In Force. You may pay premiums after the initial premium at any time while the Policy is In Force.

If you want the no-Lapse guarantee to be in effect, you must make planned annual premium payments in an amount that, if paid each year for the first three Policy years, will keep the no-Lapse guarantee in effect. The specifications page of your Policy indicates the minimum premium. If you want the minimum death benefit guarantee to be in effect so that the Policy will not Lapse during the later of the Insured's Attained Age 65 or 10 years from the Issue Date, you must pay the Target Premium until the later of Attained Age 65 or 10 years from the Issue Date. The Target Premium is generally determined by dividing the minimum premium by .60, and is shown on the specifications page of your Policy.

If you do not choose to utilize the no-Lapse guarantee or minimum death benefit guarantee, the initial premium is at least one-twelfth (1/12) of the minimum premium. The minimum premium is the minimum annual amount that, if paid each year for the first three Policy Years, will keep the no-Lapse guarantee in effect for that time. The minimum initial premium for your Policy is shown on the Policy's data page.

We reserve the right to refuse any premium payment that is less than $25.

The total of all premiums paid may never exceed the maximum premium limitation determined by the Internal Revenue Code for treatment of the Policy as a life insurance policy. If at any time a premium is paid which would result in total premiums exceeding the maximum premium limitation, we will only accept that portion of the premium which would make total premiums equal the maximum. We will return any excess amount and will not accept further premiums until the maximum premium limitation increases.

We reserve the right to refuse any Premium or part of a Premium that would increase the Face Amount by more than the amount of the Net Premium.

ALLOCATION OF NET PREMIUMS

You determine what percentages of the Net Premiums are allocated to each Subaccount and the Interest Bearing Account. The minimum allocation is 1% of any Net Premium using whole percentages. If the initial premium is received before we issue the Policy, it is held in the company's General Account until the Issue Date. On the first Valuation Day following the Record Date, the Net Premium plus interest from the Issue Date, and less Monthly Deductions and amounts held in the Deferred Charges Account are allocated to the Subaccounts of the Separate Account and the Interest Bearing Account in the percentages established by the Owner and recorded on the application for the Policy. These allocations apply to future Net Premiums until the allocations are changed by the Owner.

LAPSE

Unless the No-Lapse Guarantee is in effect (see "Premiums to Prevent Lapse" below), if your Net Cash Value on any Monthly Day is insufficient to pay the Monthly Deduction, then we will mail you a written notice informing you that a grace period has begun under the Policy. The grace period will end 61 days after the date on which the company must receive the payment. If sufficient Net Premium is not paid during the grace period, the Policy will Lapse without value. The Net Premium required to terminate the grace period is that which is sufficient to pay overdue Monthly Deductions plus the anticipated amount of the next two Monthly Deductions and loan interest due during the grace period. If the Insured dies during the grace period, unpaid Monthly Deductions and any outstanding loan balance will be deducted from the Death Proceeds.

REINSTATEMENT

You may ask to have a Lapsed Policy reinstated. We will reinstate a Policy based upon the original terms of the Policy if all of the following conditions are met:

     - The Owner makes a Written Request to reinstate the Policy within five years after the Lapse.

     -    The Insured meets the Company's insurability requirements.

     - The Owner pays Net Premiums in an amount sufficient to increase the Net Cash Value to zero by the end of the grace period plus the anticipated amount of three monthly deductions and any loan interest due.

     - If Lapse occurs during the twelve months following the Issue Date or a Specified Amount increase, you pay an amount equal to the difference between Deferred Charges on the date of Lapse and Deferred Charges on the date of reinstatement, computed as if the Lapse had not occurred.

     - You pay the amount of or reinstate any loan outstanding as of the date of Lapse.

A reinstatement becomes effective only after we approve it. The Company will reinstate Accumulated Value to the Deferred Charges Account in an amount equal to the lesser of the Deferred Charges on the date of Lapse or Deferred Charge on the date of reinstatement, computed as if the Policy had not Lapsed. After reinstatement, the Deferred Charges will be handled as if the Lapse had not occurred. Cost of Insurance rates following reinstatement, if approved, will be based upon the risk classification of the reinstated policy.

PREMIUMS TO PREVENT LAPSE

If your Policy meets the premium requirements of one of the guarantees described below, your Policy will continue In Force for the duration of the guarantee. The guarantees described may vary by state.

     A. NO-LAPSE GUARANTEE: If at all times during the first three Policy years the sum of the premiums received to date, less all partial withdrawals and Indebtedness, is at least equal to the monthly minimum premium multiplied by the number of months (plus one month) the Policy has been in Force, the Policy will not Lapse. The monthly minimum premium is the minimum premium (the minimum annual amount needed each year during the first three Policy years to keep the no-Lapse guarantee in effect) divided by 12. If any requested increase in Specified Amount is made during the first three Policy years, the no-Lapse guarantee is recalculated.

          In cases where the no-Lapse guarantee is in effect and there is insufficient Net Cash Value to pay the monthly deduction the Deferred Charges Account will be used to pay the Monthly Deduction. Deferred Charges are collected only if the Policy is surrendered during the first nine Policy years after the Issue Date or the first nine years after an increase in Specified Amount, whichever is applicable. The Company will waive any Monthly Deduction remaining after the Deferred Charges have been exhausted.

     b. MINIMUM DEATH BENEFIT GUARANTEE: The minimum death benefit guarantee provides that the Company will pay a minimum amount of death benefit if, at all times, the sum of the premiums received to date, less all partial withdrawals and Policy loans, is at least equal to the monthly Target Premium multiplied by the number of months (plus one month) the Policy has been In Force. The Target Premium is stated on the specifications page of the Policy and is generally determined by dividing the minimum premium by 0.60. Thus, if the Owner pays a premium at least equal to the Target Premium each year, the Policy will reaming In force and the minimum death benefit will be paid even if the Net Cash Value is insufficient to pay Monthly Deductions on a Monthly Day and the Policy would otherwise Lapse. The monthly Target Premium is the Target Premium divided by twelve. The minimum death benefit guarantee expires at the later of Attained Age 65 or 10 years from the Issue Date.

          The Target Premium will be increased or decreased, as appropriate, when you request to increase or decrease in the Specified Amount, change the death benefit option, or add or delete riders.

          If the premiums required to maintain the minimum death benefit guarantee are not paid, the minimum death benefit guarantee will be lost. We will mail you notice of this loss, after which you will have 60 days to reinstate the minimum death benefit guarantee by paying premiums sufficient to raise the total premiums to the required amount. If the necessary premiums are not paid within the 60 day grace period, the minimum death benefit guarantee cannot be reinstated.

          Where the minimum death benefit guarantee is in effect and there is insufficient Net Cash Value to pay the Monthly Deduction, Deferred Charges will be used to pay the monthly deduction during those first nine Policy years. During those years, any Monthly Deduction remaining after amounts in the deferred Charges Account have been exhausted will be waived. In the 10th Policy year and beyond, any Monthly Deduction in excess of the Net Cash Value will be waived.

DEATH PROCEEDS

Payment of Death Proceeds. When we receive satisfactory, written proof of the Insured's death, we will pay the Death Proceeds to the Beneficiary. If no Beneficiary survives the Insured, we will pay the Death Proceeds to you, the owner, if living, or to your estate. The Company waits to receive all instructions before executing the Death Proceeds.

We will pay Death Proceeds payable to your estate in one sum. We will pay Death Proceeds payable to you or to other beneficiaries in one sum unless another settlement option is selected. If the Beneficiary is not a natural person, Death Proceeds due may only be applied under settlement options we consent to.

We pay interest on single sum Death Proceeds from the date we receive proof of death (or from the date of the Insured's death, if required by law), until the date of payment. Interest is paid at an annual rate that we determine.

During the Insured's lifetime, you may elect a settlement option for the payment of the Death Proceeds. To make such an election, we must receive the written consent of all Irrevocable Beneficiaries and assignees. After the Insured's death, if you did not select a settlement option, any Beneficiary entitled to receive the proceeds in one sum may select a settlement option.

Death Benefit Options 1 and 2. You may select one of two death benefit options. Your selection will affect the death benefit, the Monthly Deduction, and the Accumulated Value. Under either option, Death Proceeds are equal to the Face Amount on the date of death, plus any premiums received after the date of death, minus Indebtedness.

However, the Face Amount differs under the two Death Benefit Options. The Face Amount under OPTION 1 is the greater of (a) the Specified Amount, or (b) the Accumulated Value on the date of death multiplied by the Death Benefit Ratio. The Face Amount under OPTION 2 is the greater of (a) the Specified Amount plus the Policy's Accumulated Value on the date of death, or (b) the Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

The Death Benefit Ratio is the ratio of Face Amount to Accumulated Value required by the Internal Revenue Code for treatment of the Policy as a life insurance policy. The Death Benefit Ratio varies by Attained Age as shown in Appendix B of the statement of additional information. The death benefit factor decreases from year to year as the Attained Age of the Insured increases.

CHANGE OF DEATH BENEFIT OPTION

You may change the Death Benefit Option at any time by Written Request. Changing the Death Benefit Option may have tax consequences. A change becomes effective as of the first Monthly Processing Day after the Company receives a Written Request requesting the change, or the first Monthly Processing Day after underwriting is complete if evidence was requested. The Written Consent of all assignees and irrevocable beneficiaries must be obtained prior to the change. We reserve the right to require evidence of insurability.

If option 1 is changed to option 2, the Specified Amount is reduced by the amount of the Policy Value as of the effective date of the change. This change does not alter the amount of the Policy's Death Benefit at the time of the change, but does affect how the Death Benefit is determined from that point on. The Death Benefit will vary with Policy Value from that point on, unless the Death Benefit derived from application of the Death Benefit Percentage Factor applies. We reserve the right to decline a change from Death Benefit Option 2 if the resulting Specified Amount would be less than the minimum Specified Amount necessary to issue a new policy.

If option 2 is changed to option 1, the Specified Amount is increased by the amount of the Policy Value as the effective date of the change. This change does not alter the amount of the Policy's Death Benefit at the time of the change, but does affect the determination of the Death Benefit from that point on. The Death Benefit as of the date of the change becomes the new Specified Amount and remains at that level, unless the Death Benefit derived from application of the Death Benefit Percentage Factor applies.

Your insurance goals should determine the appropriate Death Benefit Option. If you prefer to have favorable investment results and additional Net Premiums reflected in the form of an increased Death Benefit, you should choose Death Benefit Option 2. If you are satisfied with the amount of insurance coverage and wish to have favorable investment results and additional Net Premiums reflected to the maximum extent in increasing Cash Value, you should choose Death Benefit Option 1.

A change of Death Benefit Option may also change the Cost of Insurance for the duration of the Policy. Though the Cost of Insurance rate is the same under both options, the Net Amount at Risk varies inversely with Policy Value under option 1, but is constant under option 2, unless the Death Benefit derived from application of the Death Benefit Percentage Factor applies.

ACCELERATED BENEFIT OPTION

If you elect to receive an accelerated payment of the Death Benefit and provide us with satisfactory evidence that the Insured is terminally ill, we will advance up to 50% of a Policy's eligible Death Benefit subject to a $250,000 maximum per Insured. Terminal illness is a non-correctable medical condition in which the Insured's life expectancy is no more than twelve months. The eligible Death Benefit is the Death Benefit calculated without including Accumulated Value. We assess an administrative charge (of no more than $300) for an accelerated payment of the Death Benefit and deduct interest on the amount paid. As a result, the Death Proceeds payable to the Beneficiary upon the death of the Insured is reduced by an amount greater than the amount you receive as an accelerated benefit.

In order to be considered eligible, the coverage must:

     1)   be In Force other than as extended term insurance; and

     2) have more than two years until its maturity or expiration date, from the date written notification to exercise this benefit is received at the Home Office.

The accelerated benefit option is not available in all states and may vary by state. The tax consequences of accelerated benefits are uncertain and you should consult a tax advisor before exercising this option.

CHANGE OF SPECIFIED AMOUNT

A Written Request is needed to change the Specified Amount. Changing the Specified Amount is currently allowed at any time. We reserve the right to discontinue our current practice of allowing a change in Specified Amount during the first Policy Year. Changing the Specified Amount may have tax consequences. If more than one increase is requested in a Policy year, we may charge $50 for each increase after the first. Changes are subject to the following conditions.

Decreases. We reserve the right to require that the Specified Amount after any decrease be at least the minimum Specified Amount necessary to issue a new Policy. The decrease is effective as of the Monthly Processing Day coincident with or next following the day the request is received at the Home Office. The effective date of the decrease will be shown on an endorsement to the Policy. For purposes of determining the Cost of Insurance, any decrease is applied to the initial Specified Amount and to increases in the Specified Amount in reverse order in which they became effective. A decrease does not result in reduced Deferred Charges.

Increases. A supplemental application containing evidence of insurability satisfactory to us is required. The increase is effective as of the first Monthly Processing Day after the Company receives the Written Request requesting the change, or the first Monthly Processing Day after underwriting is complete if evidence was requested. The effective date of the increase will be shown on an endorsement to the Policy. The incontestable and suicide provisions apply to the increase as if a new Policy had been issued for the amount of the increase.

The Net Cash Value of the original Policy, as well as any premiums paid at the time of the increase, and any premiums paid after the increase will be allocated between the original Specified Amount and the increased Specified Amount according to the ratios of their respective guideline annual premiums (as defined under the 1940 Act).

Because the Deferred Charges are a function of Specified Amount, an increase in Specified Amount results in an increase in the applicable Deferred Charge. No additional Deferred Charges will accrue for increases in Specified Amount due to the Automatic Increase Rider or a change from Death Benefit Option 2 to Death Benefit Option 1.

Likewise, because the Administrative Charge is a function of Specified Amount, an increase in Specified Amount results in an increase in the ongoing Administrative Charge. As with the Deferred Charges, an increase resulting from a change in death benefit death option 2 to option 1 does not result in an increase in the Administrative Charge.

We reserve the right to require for a Specified Amount increase, the payment of additional premiums in an amount equal to the initial premium which would be charged based on Attained Age and rating class for a newly-issued Policy with a Specified Amount equal to the amount of increase.

The rating class assigned to an increase in Specified Amount may result in the use of a Cost of Insurance rate different than the Cost of Insurance rate charged on the original Specified Amount.

POLICY VALUES

Accumulated Value. The Accumulated Value is the sum of the values attributable to the Policy in the Loan Account, Deferred Charges Account, each Subaccount, and the Interest Bearing Account. Accumulated Value is determined as of the end of each Valuation Period. The Loan Account is part of the Company's General Account into which is transferred an amount equal to any Policy loans. The Deferred Charges Account is part of the Company's General Account in which Policy values are held in support of the deferred sales and administrative charges.

Accumulated Value increases whenever:

     -    Investment gains occur in any Subaccount.

     - Interest is credited to the Policy for amounts held in the Interest Bearing Account.

     - Interest is credited to the Policy for any loan amounts held in the Loan Account.

     -    Additional Net Premiums are paid.

     -    Policy dividends are paid into the Subaccounts or Interest Bearing
          Account.

Accumulated Value decreases whenever:

     -    Investment losses occur in any Subaccount.

     -    Monthly Deduction or service fees are paid.

     -    A partial withdrawal is made.

     -    Net Cash Value is reduced by the amount of the transfer charge.

Accumulated Value is unaffected when:

     -    A Policy loan is either disbursed or repaid.

     - Accumulated Value is transferred between any Subaccount or Interest Bearing Account and the Loan Account, between Subaccounts or between the Subaccounts and the Interest Bearing Account (exclusive of any transfer charge).

Accumulated Value is determined as of the end of each Valuation Period by adding the value attributable to the Policy in the Loan Account, Deferred Charges Account, each Subaccount, and the Interest Bearing Account.

Accumulated Value in an Interest Bearing Account. As of the end of any Valuation Period, a Policy's value in the Interest Bearing Account is equal to:

     -    aggregate Net Premium allocated to the Interest Bearing Account; plus

     -    Accumulated Value transferred to the Interest Bearing Account; plus

     -    interest credited to the Interest Bearing Account; minus

     - any partial withdrawals (including any applicable surrender charges deducted); minus

     - any transfers of Accumulated Value from the Interest Bearing Account (including any transfer fees); minus

     - the aggregated portion of monthly deductions made from the Interest Bearing Account; less o the Interest Bearing Account's portion of any Increase of Specified Amount Charge.

Accumulated Value in the Subaccounts. Accumulated Value in a Subaccount reflects the investment experience of that Subaccount and the Accumulated Value in all Subaccounts reflects the weighted investment experience of those Subaccounts.

The Accumulated Value in any Subaccount as of the Policy Issue Date is equal to the amount of the initial Net Premium allocated to that Subaccount. For subsequent Valuation Periods, the Accumulated Value in the Subaccount is equal to that part of any Net Premium allocated to and any Accumulated Value transferred to the Subaccount during the Valuation Period, adjusted by dividends, realized and unrealized net capital gains and losses during the Valuation Period, and decreased by partial withdrawals (including any applicable surrender charges) from the Subaccount during the Valuation Period and by any transfers of Accumulated Value (including any transfer fees) from the Subaccount during the Valuation Period. Net Premiums allocated to a Subaccount and Accumulated Value transferred to a Subaccount are converted into Units. For each such allocation or transfer, the number of Units of a Subaccount credited to a Policy is determined by dividing the dollar amount of the allocation or transfer directed to the Subaccount by the value of the Subaccount's Unit for the Valuation Period during which the allocation or transfer is made. Therefore, Net Premium allocated to or Accumulated Value transferred to a Subaccount increases the number of the Subaccount's Units credited to the Policy as of the end of the Valuation Period for which they are credited.

Certain events reduce the number of Units of a Subaccount credited to a Policy. Partial withdrawals or transfers of Accumulated Value from a Subaccount result in the cancellation of an appropriate number of Units of that Subaccount, as do:
(1) surrender of the Policy, (2) payment of the Death Proceeds, and (3) the deduction of that Subaccount's share of the monthly deduction or any applicable Increase of Specified Amount Charge. Units are redeemed as of the end of the Valuation Period during which the transaction is executed or the Company receives notice regarding the event.

The value of a Unit for a Subaccount is calculated for each Valuation Period subtracting (2) from (1) and dividing the result by (3) where:

          (1) is (a) the net assets of the Subaccount as of the end of the Valuation Period; (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

          (2) is a daily factor representing the mortality and expense risk charge multiplied by the number of days in the Valuation Period.

          (3) is the number of Units outstanding as of the end of the Valuation Period.

The Unit Value may increase or decrease from one Valuation Period to the next and varies between Subaccounts.

TRANSFER OF VALUES

You may make the following transfers of Accumulated Value: (1) between Subaccounts; (2) from a Subaccount to the Interest Bearing Account; and (3) from the Interest Bearing Account into the Subaccounts only during the 30 day period beginning on and immediately following the Policy Anniversary (the Company is currently waiving this restriction). The first four transfers in a Policy year are free. The Company may charge $20 for the fifth and each additional transfer in a Policy year. We currently waive this fee. All transfer requests received as of the same Valuation Day are treated as one transfer for the purposes of assessing the transfer fee.

A request to transfer Subaccount Values to other Subaccounts and/or Interest Bearing Account or from Interest Bearing Account to one or more Subaccounts which is received before 3:00 p.m. Central Time will take effect as of the day it is received. Transfer requests received after that time are processed as the following Valuation Day.

We further reserve the right to restrict the ability to transfer Policy Value among Subaccounts and/or the Interest Bearing Account if we believe such action is necessary to maintain the tax status of the Policies.

Transfers can be made by Written Request. The Written Request will take effect as of the day it is received if received before 3:00 p.m. Central Time at the Home Office. Any requests received after 3:00 pm. Central Time will be processed as of the next Valuation Day.

TELEPHONE AND FACSIMILE TRANSFERS

You also may make transfers by telephone if we have a signed telephone transfer authorization form from you. We cannot, however, guarantee that telephone transfer privileges will be available at all times. We will exercise reasonable care to prevent unauthorized telephone transactions. For example, we will:

     -    Record calls requesting transfers.

     - Ask the caller questions in an attempt to determine if you are the caller.

     - Transfer funds only to other Subaccounts and to the Interest Bearing Account.

     -    Send a written confirmation of each transfer.

We also permit written transfer requests by facsimile provided that we have an original signed fax authorization from you. We reserve the right to discontinue allowing telephone and fax transfers at any time and for any reason. In the event we discontinue this privilege, we will send written notice to all Owners who have currently valid telephone and fax authorizations on file. Please note that the use of facsimile may not always be available. Any facsimile operation can experience outages or slowdowns for a variety of reasons that may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your transaction request by calling or writing our Home Office.

If we use reasonable procedures and believe the instructions to be genuine, you bear the loss if someone gives unauthorized or fraudulent telephone or facsimile transfer requests to us.

Additional Transfer Limitations. Frequent, large, or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by Owners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Funds, and increase brokerage and administrative costs of the Funds. These costs are borne by all Owners invested in the Subaccounts, not just those making the transfers.

In order to try to protect Owners and the Funds from potentially harmful trading activity, the Company has certain market timing policies and procedures (the "Market Timing Procedures").

Detection. The Company employs various means in an attempt to detect, deter, and prevent frequent, large, or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Fund shareholders. The Company may vary the Market Timing Procedures with respect to the monitoring of potential harmful trading activity from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. However, the Company will apply the Market Timing Procedures, including any variance in the Market Timing Procedures by Subaccount, uniformly to all Owners. The Company also coordinates with the Funds to identify potential market timers, and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Market Timing Procedures.

Please note that despite its best efforts, the Company may not be able to detect nor stop all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the Funds, the Company cannot guarantee that all harmful trading will be detected or that a Fund will not suffer harm from programmed, large, frequent, or short-term transfers among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. Once an Owner has been identified as a "market timer" under the Market Timing Procedures, the Company notifies the Owner that from that date forward, for three months from the date the Company mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by Written Request with an original signature conveyed through the U.S. mail or overnight delivery service.

In its sole discretion, the Company may revise the Market Timing Procedures at any time without prior notice as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers). The Company also reserves the right, to the extent permitted by applicable law, to implement and administer redemption fees imposed by one or more of the Funds in the future. If required by applicable law, the Company may deduct redemption fees imposed by the Funds. Further, to the extent permitted by law, the Company also reserves the right to defer the transfer privilege at any time that it is unable to purchase or redeem shares of the Funds.

The Company currently does not impose redemption fees on transfers, or expressly allow a certain number of transfers in a given period, or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than the Company's in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

The Company's ability to detect and deter such transfer activity is limited by its operational and technological systems, as well as by its ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. Accordingly, despite the Company's best efforts, it cannot guarantee that the Market Timing Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf, the Company applies the Market Timing Procedures consistently to all Owners without waiver or exception.

Fund Frequent Trading Policies. The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Funds and the polices and procedures the Company has adopted to discourage market timing and other programmed, large, frequent, or short-term transfers. Owners should be aware that the Company may not have the contractual ability or the operational capacity to monitor Owner's transfer requests and apply the frequent trading policies and procedures of the respective Funds that would be affected by the transfers. Accordingly, Owners and other persons who have material rights under the Contracts should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Market Timing Procedures.

Omnibus Orders. Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit each Fund's ability to apply its respective frequent trading policies and procedures. The Company cannot guarantee that the Fund will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the Funds. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of Fund shares, as well as the owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected Funds. In addition, if a Fund believes that an omnibus order the Company submits may reflect one or more transfer requests from Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Fund may reject the entire omnibus order and thereby delay or prevent the Company from implementing your request.

CHANGE OF ALLOCATIONS

You may request a change in the allocation of future Net Premiums in writing or by telephone. You may also change the percentages of Monthly Deductions withdrawn from each Subaccount and Interest Bearing Account in writing or by telephone. Any allocation to, or withdrawal from, a Subaccount or Interest Bearing Account must be at least 1% of Net Premiums and only whole percentages are allowed.

Allocation changes requested by telephone or fax will be followed only if you have a telephone or fax authorization on file at the Home Office.

A telephone or fax request to change allocation of premiums will be effective for the first premium payment on or following the date the request for change is received at the Home Office. A request to change the allocation of withdrawal of Monthly Deductions will be effective on the first Monthly Day on or following the date the request is received at the Home Office.

DOLLAR-COST AVERAGING

If elected at the time of the application or at any other time by Written Request, you may systematically or automatically transfer (on a monthly basis) specified dollar amounts from the Money Market Subaccount to other Subaccounts. The fixed dollar amount will purchase more accumulation units of a Subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per accumulation unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar-cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

The minimum transfer amount for dollar-cost averaging is the equivalent of $100 per month. If less than $100 remains in the Money Market Subaccount, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages.

Once elected, dollar-cost averaging remains in effect until the earliest of: (1) the Accumulated Value in the Money Market Subaccount is depleted to zero; (2) you cancel the election by Written Request; or (3) for three successive months, the Accumulated Value in the Money Market Subaccount has been insufficient to implement the dollar-cost averaging instructions you have given to us. We will notify you when dollar-cost averaging is no longer in effect. There is no additional charge for using dollar-cost averaging. Dollar-cost averaging transfers do not count against the four free transfers in a Policy year. We reserve the right to discontinue offering dollar-cost averaging at any time and for any reason. We reserve the right to discontinue offering automatic transfers at any time for any reason.

SURRENDER AND PARTIAL WITHDRAWALS

You may, by Written Request, make surrenders under your Policy, subject to obtaining the prior written consent of all assignees or irrevocable Beneficiaries. You may, by Written Request, make partial withdrawals under your Policy, subject to obtaining the prior written consent of all assignees or irrevocable Beneficiaries. A surrender or partial withdrawal of the Policy will take effect as of the day the Written Request is received, if received before 3:00 p.m. Central Time at the Home Office. Any requests after 3:00 p.m. Central Time will be processed as of the next Valuation Day. Payments generally are made within seven days of the effective date unless a suspension of payments is in effect. SURRENDERS AND PARTIAL WITHDRAWALS MAY HAVE ADVERSE TAX CONSEQUENCES. For information on possible tax effects of surrenders and partial withdrawals, see Tax Treatment of Policy Proceeds.

Policy Surrender. You may surrender the Policy for its Net Cash Value, in which case we may require the return of the Policy. The Company will determine the Net Cash Value as of the end of the Valuation Period during which the surrender date occurs. The Policy and all insurance terminate upon surrender.

Partial Withdrawals. You may take a portion of your Policy's Net Cash as a partial withdrawal. A partial withdrawal may have adverse tax consequences. An amount up to the Surrender Value, less one or two months of insurance charges, may be taken as a partial withdrawal. You may specify the allocation percentages among the Subaccount(s) and Interest Bearing Account from which the partial withdrawal is to be made. The Company will not deduct any contingent deferred sales or administrative charges in the case of a partial withdrawal, but may apply a service charge against the amount withdrawn equal to the lesser of $25 or 2% of that amount. If no specification is made, the Company will withdraw the amount from the Subaccounts and Interest Bearing Account in the same percentages as Monthly Deductions are deducted. If there is insufficient Accumulated Value to follow these percentages, the partial withdrawal amount will be withdrawn on a pro rata basis based on the Accumulated Value in the Subaccounts and Interest Bearing Account. The partial withdrawal fee is deducted from amounts withdrawn from the Subaccounts and the Interest Bearing Account on the same pro rata basis, unless otherwise directed by the Owner. We currently waive the partial withdrawal fee.

No partial withdrawal will be allowed if the Specified Amount remaining under the Policy would be less than $40,000 ($8,000 if Issue Age is 65 and over).

Unless the Face Amount derived from the application of the Death Benefit Ratio applies, under either Death Benefit option, a partial withdrawal will reduce both the Accumulated Value and Face Amount by the amount surrendered but will not affect the Cost of Insurance. Under Death Benefit Option 1, the Specified Amount is also reduced by the same amount. The Specified Amount is not changed by a partial withdrawal under Death Benefit Option 2. If the Face Amount derived from the application of the Death Benefit Ratio applies, the effect on the monthly Cost of Insurance and Face Amount is somewhat different. The Face Amount is then decreased by more than the amount surrendered, and the monthly Cost of Insurance is less than it would have been without the surrender.

MATURITY

The Policy matures on the Policy Anniversary following the Insured's 95th birthday. Coverage under the Policy ceases on that date and you will receive maturity proceeds equal to the Net Cash Value as of that date, unless state law permits the extension of the maturity date. The tax consequences associated with continuing the Policy beyond the Insured's 100th birthday are uncertain and you should consult a tax adviser.

PAYMENT OF PROCEEDS/SETTLEMENT OPTIONS

There are several options for receiving Death Proceeds, surrender proceeds, and maturity proceeds, other than in a lump sum. None of these options vary based upon the performance of the Separate Account. Proceeds payable to other than a natural person will be applied only under settlement options agreed to by the Company. For more information concerning the options listed below, please contact the Home Office. The available settlement options are as follows:

     -    Interest Option

     -    Installment Option

     -    Life Income - Guaranteed Period Certain

     -    Joint and Survivor Life

You or your Beneficiary also may elect to deposit the Death Benefit Proceeds into an interest bearing account maintained by a financial institution and retained by us in our General Account. In that case, we will provide your Beneficiary with a checkbook to access those Death Benefit Proceeds, and your Beneficiary will receive any interest earned on the Death Benefit Proceeds. Please note that the Death Benefit Proceeds deposited into the account (as well as any interest earned on the Death Benefit Proceeds) will not be federally insured by the Federal Deposit Insurance Corporation or any other governmental agency, but will be backed by the full faith and credit of the Company.

Your beneficiary may elect to deposit the Death Benefit Proceeds into an interest bearing account maintained by a financial institution and retained by us in our General Account. In that case, we will provide your beneficiary with a checkbook to access those Death Benefit Proceeds, and your beneficiary will receive any interest earned on the death Benefit Proceeds. Please note that the Death Benefit Proceeds deposited into the account, as well as any interest earned, will not be federally insured by the Federal Deposit Insurance Corporation or any other governmental agency, but will be backed by the full faith and credit of the Company. This option is not available in all states. For more information concerning this settlement option, please contact the Home Office.

SUSPENSION OF PAYMENTS

For amounts allocated to the Separate Account, we may suspend or postpone the right to transfer among Subaccounts, make a surrender or partial surrender, or take a Policy loan when:

     1. The New York Stock Exchange is closed other than for customary weekend and holiday closings.

     2. During periods when trading on the Exchange is restricted as determined by the SEC.

     3. During any emergency as determined by the SEC which makes it impractical for the Separate Account to dispose of its securities or value its assets.

     4. During any other period permitted or required by order of the SEC for the protection of investors.

To the extent values are allocated to the Interest Bearing Account, the payment of full or partial surrender proceeds or loan proceeds may be deferred for up to six (6) months from the date of the surrender or loan request, unless state law requires exception to the period of deferment. Death Proceeds may be deferred for up to 60 days from the date we receive proof of death. If payment is postponed for more than 29 days, we will pay interest at an effective annual rate of 4.00% for the period of postponement.

If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to provide additional information about your account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

POLICY LOANS

General. At any time prior to the Maturity Date while the Insured is still living and the Policy is In Force, you may, by Written Request, borrow money from us using the Cash Value as the security for the loan. The maximum amount that you may borrow is 80% (90% for Virginia residents) of the Cash Value of the Policy as of the date of the loan. You must obtain the written consent of all assignees and Irrevocable Beneficiaries before the loan is made. The Policy will be the sole security for the loan.

The loan date is the date a written loan request containing the necessary signatures is received at the Home Office. The loan value will be determined as of the loan date. Payment will be made within seven days of the loan date unless a suspension of payments is in effect.

Interest. We charge interest on amounts that you borrow. The interest rate charged is 8% and is an effective annual rate compounded annually on the Policy Anniversary. This rate is subject to change by the Company. Interest accrues on a daily basis from the loan date. Interest is due and payable at the end of each Policy year. If interest is not paid when due, an amount equal to the interest due less interest earned on the Loan Account will be transferred from the Subaccounts and Interest Bearing Account to the Loan Account. The amount of loan interest billed will increase the loan principal and be charged the same rate of interest as the loan.

We credit Loan Account with interest at an effective annual rate of 6%. On each Policy Anniversary, interest earned on amounts in the Loan Account since the preceding Policy Anniversary is transferred to the Subaccounts and the Interest Bearing Account. Unless you specify otherwise, such transfers are allocated in the same manner as transfers of collateral to the Loan Account.

Loan Collateral. To secure a Policy loan to you, we withdraw an amount equal to the loan out of the Subaccounts and the Interest Bearing Account and transfer this amount into the Loan Account to be held there until the loan is repaid. You may specify how this transferred Accumulated Value is allocated among the Subaccounts and the Interest Bearing Account If you do not specify the allocation, we make the allocation in the based on the proportion that Monthly Deductions are withdrawn from the Subaccounts and Interest Bearing Account. If you make a specification but there are insufficient values in one or more of the Subaccounts and the Interest Bearing Account for withdrawal as you have specified, we will withdraw the loan amount from all Subaccounts and the Interest Bearing Account on a pro rata basis based on values in the Subaccounts and Interest Bearing Account.

Loan Repayment. Any Indebtedness may be repaid at any time while the Insured is still living and the Policy is In Force prior to the Maturity Date. Loan payments must be clearly marked as loan payments or we will treat them as premiums. As the loan is repaid, the amount repaid will be transferred from the Loan Account to the Subaccounts and the Interest Bearing Account in the same manner as premiums are allocated.

Effect of a Policy Loan. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Accumulated Values because the investment results of the Subaccounts and current interest rates credited on Interest Bearing Account value do not apply to Accumulated Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Accumulated Value being held as collateral in the Loan Account. Depending on the investment results of the Subaccounts or credited interest rates for the Interest Bearing Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Subaccounts to which Cash Value is allocated is unfavorable. If a Policy Lapses with loans outstanding, certain amounts may be subject to income tax and a 10% federal penalty tax. See "Federal Income Tax Considerations," for a discussion of the tax treatment of Policy loans. In addition, if a Policy is a MEC-defined term, loans may be currently taxable and subject to a 10% federal penalty tax.

CHARGES AND DEDUCTIONS

PREMIUM EXPENSE CHARGE. We deduct from premiums for Premium Expense Charges charged by your state of residence. We determine your state of residence by the mailing address as shown on our records. The initial percentage of reduction for state charges is shown on the specifications page of your Policy.

MONTHLY DEDUCTION. The Monthly Deduction due on each Monthly Day will be the sum of:

     -    the Cost of Insurance for that month; plus

     -    the monthly Policy fee; plus

     -    the monthly administrative fee; plus

     -    the cost of any additional benefits provided by rider, if any.

The Monthly Deduction is allocated to the subaccounts and interest bearing account values prescribed by the owner and is collected by liquidating the number of units (or fraction of units) in Subaccounts (and/or withdrawing values from the Interest Bearing Account) in an amount equal to the amount of the Monthly Deduction, except during the second through ninth Policy years, in which case the amount in the Deferred Charges Account in excess of the Deferred Charges will be first applied to the Monthly Deduction. The excess amount will include interest earned in the account and, when the Monthly Day falls on a Policy Anniversary, the amount released from the Deferred Charges Account.

On any Monthly Day when there is insufficient Net Cash Value to pay the Monthly Deduction and the no-Lapse guarantee or minimum death benefit guarantee is in effect, the Monthly Deduction remaining after the Net Cash Value is exhausted will be made from the Deferred Charges Account. If the Deferred Charges Account balance is insufficient to pay the Monthly Deduction, the Company will waive any Monthly Deduction remaining after the amount in the Deferred Charges Account has been exhausted.

In the 10th Policy year and beyond, any Monthly Deduction in excess of the Net Cash Value will be waived by the Company if the minimum death benefit guarantee is still in effect.

The Owner may specify what percentages of the Monthly Deduction will be withdrawn from each Subaccount and the Interest Bearing Account. Each withdrawal from a Subaccount or the Interest Bearing Account must be at least 1% of the total Monthly Deduction. Only whole percentages are permitted. If a specification is not made, the withdrawals will be made in the same percentages as premiums are currently allocated among the Subaccounts and the Interest Bearing Account.

COST OF INSURANCE. This charge compensates the Company for the expense of underwriting the Face Amount. The Company determines a Cost of Insurance ("COI") rate on each Monthly Day. The COI rate for the Policy is determined by the Insured's Attained Age, sex, smoker status, and rating class. (For factors used in unisex Policies, see the Section entitled Unisex Policies.) Attained Age means Age on the most recent Policy Anniversary. COI rate charges depend on the Company's expectations as to future mortality experience. The monthly COI rate will not exceed the rates shown in Table I - Guaranteed Maximum Insurance Rates contained in the Policy. However, the Company may charge less than these rates. While not guaranteeing to do so, the Company intends to charge less than the guaranteed maximum insurance rates after the 10th Policy year. The guaranteed maximum insurance rates for each attained age are based on the 1980 CSO Mortality Tables, Age last birthday.

The COI is determined by multiplying the COI rate by the Net Amount at Risk for a Policy. Under death benefit option 2, the Net Amount at Risk is always the Specified Amount. Under death benefit option 1, the Net Amount at

Risk is the Specified Amount less the Accumulated Value. Therefore, under death benefit option 1, all of the factors that affect Accumulated Value affect the Net Amount at Risk. For a Policy where there has been an increase in the Specified Amount, there is a Net Amount at Risk associated with the initial Specified Amount and a Net Amount at Risk associated with the increase. The COI rate applicable to the initial Specified Amount is usually less than that for the increase. Likewise, the Net Amount at Risk for the initial Specified Amount is multiplied by the COI rate for the initial Specified Amount to determine the COI charge for the initial Specified Amount and the Net Amount at Risk for the increase is multiplied by the COI rate for the increase to determine the COI for the increase. To compute the net amounts at risk after an increase for a Policy with an option 1 death benefit, Accumulated Value is first used to offset the initial Specified Amount, and any Accumulated Value in excess of the initial Specified Amount is then used to offset the increase in Specified Amount.

MONTHLY POLICY FEE. The monthly Policy fee is a fee the Company charges to compensate it for some of the administrative expenses associated with the Policy. The fee cannot be increased. It is equal to $3 per month for Policies with Issue Ages of 0-19 and $6 per month for all other Policies. It is not based on the Specified Amount.

MONTHLY ADMINISTRATIVE FEE. The Company assesses an administrative fee of $.45 per thousand dollars of Specified Amount per year on a monthly basis to reimburse the Company for some of the administrative expenses associated with the Policy. On a monthly basis, the administrative fee amounts to $.0375 per thousand dollars of Specified Amount. The fee is based on the Specified Amount and cannot be increased unless the Specified Amount is changed. The fee will not be decreased in the event of a Specified Amount decrease. This fee is charged only during the first 10 Policy years of the Policy or, on an increase in Specified Amount, during the first 10 Policy years after the increase.

The monthly administrative fee, together with the monthly Policy fee, is designed to equitably distribute the administrative costs among all Policies.

COST OF ADDITIONAL BENEFITS. The cost of additional benefits will include charges for any additional insurance benefits added to the Policy by rider. These charges are for insurance protection, and the amounts will be specified in the Policy.

MORTALITY AND EXPENSE RISK CHARGE. The Company deducts daily a mortality and expense risk charge of .00002466% of the Policy's Net Asset Value in the Separate Account (and the Policy's Accumulated Value in the Interest Bearing Account), which is equal on an annual basis to 0.9% of the daily value of the net assets of the Separate Account (and the value in the general account attributable to the Interest Bearing Account). The mortality risk assumed is that the Insured may not live as long as expected. The expense risk assumed by the Company is that the actual expense to us of administrating the Policy will exceed what we expected when setting the other charges under the Policy. Please note that the mortality and expense risk may generate profits. The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Policies and distribution expenses of the Policies or for any other corporate purpose.

CONTINGENT DEFERRED SALES AND ADMINISTRATIVE CHARGES. To reimburse the Company for sales expenses and Policy issue expenses, including but not limited to sales representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses, the Company deducts contingent deferred sales and administrative charges from the proceeds in the event of a complete surrender of the Policy during the first ten years or the first ten years following an increase in the Specified Amount. A chart showing the percentage of Deferred Charges remaining at the beginning of Policy years 2 through 9 (or the same number of years following an increase in Specified Amount) is shown below. The contingent deferred sales charge will be used to offset the expenses that were incurred in the distribution of the Policy, including but not limited to representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses. In no instance will the charge exceed 30% of the lesser of premiums paid or the "guideline annual premium." The "guideline annual premium" is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy In Force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return. If you would like to obtain the guideline annual premium specific to your contract, please contact the Company.

The Deferred Charges vary by the Age of Insured, sex, and smoking status and are shown on the Specification page of your Policy. For a 35-year-old male nonsmoker, the charges would be $7.71 per $1,000 of the Specified Amount. For a 50-year-old male nonsmoker, the charges would be $15.91 per $1,000 of Specified Amount. For a chart showing how the charges vary, see Appendix A in the statement of additional information.

The Company uses the contingent deferred administrative charge to recover the first-year costs of underwriting and issuing the Policy. They are contingent in that they will not be collected unless the Policy is surrendered during the first nine Policy years. The Company will not deduct any Deferred Charges from the proceeds in the event of a partial withdrawal of the Policy. The Deferred Charges generally build up monthly during the first Policy year in twelve equal increments to the total Deferred Charges. Then the Deferred Charges decrease annually after the first year. The percentage of the Deferred Charges remaining in each Policy year is:

 Beginning           Percentage of
Policy Year   Deferred Charges Remaining
-----------   --------------------------
    2                     95%
    3                     90%
    4                     85%
    5                     75%
    6                     65%
    7                     50%
    8                     35%
    9                     20%
   10+                     0%

At the time the Policy is issued, the first month's portion of the Deferred Charges is placed in a non-segregated portion of the general account of the Company, which is referred to as the Deferred Charges Account. This amount will earn interest at a minimum rate of 4% per annum with the Company crediting additional interest, at its option, from time to time. At the next Monthly Day, taking into account the interest earned, the Company will transfer from the Separate Account and/or the Interest Bearing Account to the Deferred Charges Account the amount necessary to equal the current Deferred Charges. This withdrawal will be made in the same percentages as premiums are currently allocated among the Subaccounts and the Interest Bearing Account.

The Company will do the same for each month of the first Policy year. If the Owner has not paid sufficient premium to build up the Deferred Charges to the appropriate level in the first Policy year, additional amounts will be transferred out of the Separate Account and/or Interest Bearing Account in subsequent years. The transfers will continue until the Deferred Charges equal premiums required in the first year to completely fund the Deferred Charges, and the corresponding deductions had taken place every year, as scheduled.

The Company will release on the first Monthly Day of the second Policy year the amount in the Deferred Charges Account in excess of 95% of the first Policy year Deferred Charges, taking into account the interest earned. This process continues each Policy year until the 10th Policy year or until the Policy is surrendered.

The amount in the Deferred Charges Account is included in calculating the Accumulated Value of the Policy. The Company will withdraw Deferred Charges from the Deferred Charges Account only in the following instances:

     -    to pay surrender charges upon full surrender of the Policy;

     - to release amounts back to the Separate Account and/or Interest Bearing Account on the second through ninth Policy Anniversaries; and

     - to pay the Monthly Deduction when there is insufficient Net Cash Value and the no-Lapse guarantee or minimum death benefit guarantee is in effect.

In the latter two situations, allocations will be made in the same percentages as premiums are currently allocated among the Subaccounts and the Interest Bearing Account.

Net Premiums paid following the payment of the Monthly Deduction with Deferred Charges will first be transferred from the Subaccounts and/or Interest Bearing Account to the Deferred Charges Account on the day the premiums are received, to the extent necessary to bring the Deferred Charges Account to the same level as if no Deferred Charges had been used to pay the Monthly Deduction, and if on a Policy Anniversary, the reduction in Deferred Charges had taken place as scheduled. If the premium is paid on a Monthly Day during the first Policy year, additional amounts will be transferred to the Deferred Charges Account. This process of using Deferred Charges to pay the Monthly Deduction will continue every Monthly Day that: (1) there is insufficient Net Cash Value to pay the Monthly Deduction; and (2) the no-Lapse guarantee or minimum death benefit guarantee are in effect; and (3) the Policy is not beyond the ninth Policy year.

PARTIAL WITHDRAWAL FEE. If a partial withdrawal is made, the Company will not deduct any contingent deferred sales or administrative charges, but may make a service charge equal to the lesser of $25 or 2% of the amount surrendered for each partial withdrawal. These fees are currently waived by the Company.

TRANSFER FEE. An Owner may transfer a Policy's Accumulated Value among one or more of the Subaccounts and the Interest Bearing Account. Currently, the Company allows four transfers in each Policy year without charge. After four transfers in any given Policy year, the Company may deduct $20 per transfer from the amount transferred. These fees are currently waived by the Company.

FEDERAL AND STATE INCOME TAXES. Other than premium expense charge, no charges are currently made against the Separate Account and/or Interest Bearing Account for federal or state income taxes. In the event the Company determines that any such taxes will be imposed, the Company may make deductions from the Separate Account and/or Interest Bearing Account to pay such taxes.

DUPLICATE POLICY CHARGE. You can obtain a summary of your policy at no charge. There will be a $30 charge for a duplicate policy. A Written Request is needed to request a duplicate policy.

CHANGE OF SPECIFIED AMOUNT CHARGE. The Company will assess a $50 charge for each change in Specified Amount after the first in a Policy year. This charge compensates the Company for administrative expenses associated with underwriting the increase in Specified Amount. We currently intend to waive certain fees as stated above. We, however, reserve the right to reinstate the fees and charges in the future.

FUND EXPENSES. Expense of the Funds, including fees and charges, are discussed in the Funds' prospectuses and in their statements of additional information available from the address shown on the first page of this prospectus.

Please note that the Funds and their investment adviser are affiliated with the Company. In addition, as discussed under "Contingent Deferred Sales and Administrative Charges" above, the Funds pay the Company for performing certain administrative services.

ADDITIONAL INFORMATION. The Company sells the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. The Company pays commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions, the Company does. The Company intends to recover commissions, marketing, administrative and other expenses and the cost of Policy benefits through the fees and charges imposed under the Policies. See "Distribution of Policies" for more information.

OTHER POLICY BENEFITS AND PROVISIONS

CONDITIONS FOR POLICY ISSUE

The minimum Specified Amount for this Policy is $50,000 ($10,000 for Issue Ages 65 and over). The Policy may be issued on individuals up to 75 years of age. The Company requires evidence of insurability satisfactory to it before issuing a Policy. In some cases, this evidence will include a medical examination.

ISSUE DATE

The Issue Date is the date used to determine Policy Anniversaries and Monthly Days. If a premium is paid with the application, the Issue Date will be no earlier than the date the application is received and no later than the Record Date. Insurance coverage will begin as of the Issue Date provided the applicant subsequently is deemed to have been insurable. If a premium is not paid with the application or the application is approved other than as applied for, the Issue Date will ordinarily be approximately 10 days after underwriting approval. Insurance coverage will begin on the later of the Issue Date or the date the premium is received.

OWNER, BENEFICIARY

You are the person who purchases the Policy and is named in the application. You may not be the Insured. You may name one or more Beneficiaries in the application. Beneficiaries may be primary or contingent. If no primary Beneficiary survives the Insured, payment is made to contingent Beneficiaries. Beneficiaries in the same class will receive equal payments unless otherwise directed. A Beneficiary must survive the Insured in order to receive his or her share of the Death Proceeds. If a Beneficiary dies before the Insured dies, his or her unpaid share is divided among the Beneficiaries who survive the Insured. The unpaid share will be divided equally unless you direct otherwise. If no Beneficiary survives the Insured, the Death Benefit Proceeds will be paid to you, if living, or to your estate.

You may change the Beneficiary while the Insured is living. The written consent of all Assignees and Irrevocable Beneficiaries must be obtained before such a change. To make a change, you must provide us with a Written Request satisfactory to us. The request will not be effective until we record it. After the request is recorded, it will take effect as of the date you signed the request. We will not be responsible for any payment or other action taken before the request is recorded. We may require the Policy be returned for endorsement of the Beneficiary change.

RIGHT-TO-EXAMINE PERIOD

The Owner may cancel the Policy before the latest of the following three events:

     -    45 days after the date of the application;

     - 20 days after the Company has personally delivered or has sent the Policy and a Notice of Right of Withdrawal to the Owner by first class mail; or,

     -    20 days after the Owner receives the Policy.

To cancel the Policy, the Owner must mail or deliver the Policy to the representative who sold it or to the Company at its Home Office. Unless prohibited by state law the refund will include:

     -    All charges for state taxes deducted from premiums; plus

     -    Total amount of Monthly Deductions; plus

     -    Any other charges taken from the Accumulated Value; plus

     - The Accumulated Value on the date the Company received the returned Policy; minus

     -    Any Policy Indebtedness.

If required by state law, the refund amount will be equal to the total of all premiums paid for the policy.

EXCHANGE OF POLICY

The Policy may be exchanged any time within 24 months after the Issue Date for a policy of permanent fixed benefit insurance, or for any other policy which the Company may agree to issue on the life of the Insured. "Fixed benefit insurance" means any permanent plan of insurance providing benefits which do not depend on the investment experience of a Separate Account. No evidence of insurability is required. All Indebtedness must be repaid before the change is made.

The exchange will be effective when the Company receives:

     -    Written Request for the Policy exchange or change signed by the Owner;

     -    Surrender of the Policy; and

     -    Payment of any required costs.

The new policy will have the same Issue Date, Issue Age, and risk classification as the Policy. The new policy will have either the same death benefit or the same Net Amount at Risk as the Policy on the exchange date. The exchange will be subject to an equitable adjustment in payments and Cash Values to reflect differences, if any, between the Policy and the new policy. It will be subject to normal underwriting rules and other conditions determined by the Company. If there is an increase in Specified Amount and such increase is not the result of a change in death benefit option or Automatic Increase Rider, the Owner will be granted an exchange privilege with respect to the increase, subject to the conditions and principles applicable to an exchange of the entire policy. The Owner will also have the option to transfer without charge on the exchange date, any portion of the Net Cash Value of the original Policy as premium to the new Policy.

PAID-UP INSURANCE

The Policy may be exchanged, in whole or in part, for a paid-up whole life policy at any time prior to attained age 86, if the following conditions are met:

     A.   The Owner makes a Written Request for this Policy change;

     B. The Policy is one the Company is then issuing for the Insured's age and premium class;

     C.   The Policy is subject to the Company's normal underwriting rules;

     D. There is compliance with any other conditions determined by the Company; and

     E. Any indebtness not repaid at the time of the change will be continued as a loan against the paid-up policy.

TRANSFER OF OWNERSHIP

The Owner may transfer ownership of the Policy. The written consent of all Irrevocable Beneficiaries must be obtained prior to such transfer. The Written Request must be in writing and filed at the Home Office. The transfer will take effect as of the date the Written Request was signed. The Company may require that the Policy be sent in for endorsement to show the transfer of ownership.

The Company is not responsible for the validity or effect of any transfer of ownership. The Company will not be responsible for any payment or other action the Company has taken before having received Written Request for the transfer. A transfer of ownership may have tax consequences.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

We reserve the right, to make additions to, deletions from, or substitutions for the shares of a Fund that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Fund are no longer available for investment or if, in our judgment, further investment in any Fund should become inappropriate, we may redeem the shares, if any, of that Fund and substitute shares of another Fund. To the extent required by the 1940 Act or other applicable law, we will not substitute any shares attributable to a Policy's interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities.

We also reserve the right to establish additional Subaccounts of the Separate Account, each of which would invest in shares of a new corresponding Fund having a specified investment objective. The Company may, in its sole discretion, establish new Subaccounts or eliminate or combine one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by us. Some existing subaccounts may be closed to certain classes of Owners. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount if, in our sole discretion, marketing, tax, or investment conditions warrant.

In the event of any such substitution or change, we (by appropriate endorsement, if necessary) may change the Policy to reflect the substitution or change. Affected Owners will be notified of such a material substitution or change. If you object to the change, you may exchange the Policy for a fixed benefit whole life insurance policy then issued by us. The new Policy will be subject to normal underwriting rules and other conditions determined by us. No evidence of insurability will be necessary. The option to exchange must be exercised within sixty (60) days of notification to you of the investment Policy change. You may also surrender the Policy.

If we consider it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under the 1940 Act if registration is no longer required, it may be combined with other Company separate accounts, or its assets may be transferred to another separate account of ours. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have such rights under the Policies.

VOTING RIGHTS

We will vote Fund shares held in the Separate Account at regular and special shareholder meetings of the underlying Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. We will vote shares for which we have not received timely instructions and shares attributable to Policies sold to employee benefit plans not registered pursuant to an exemption from the registration provisions of the Securities Act of 1933, in the same proportion as we vote shares for which we have received instructions. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or we otherwise determine that it is allowed to vote the shares in our own right, we may elect to do so.

You have the voting interest under a Policy. The number of votes you have a right to instruct will be calculated separately for each Subaccount. You have the right to instruct one vote for each $1 of Accumulated Value in the Subaccount with fractional votes allocated for amounts less than $1. The number of votes you have available will coincide with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions will be solicited by written communication before such meeting in accordance with procedures established by the Funds. Each Owner having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Fund in which that Subaccount invests.

We may, when required by state insurance regulatory authorities, vote shares of a Fund without regard to voting instructions from Owners, if the instructions would require that the shares be voted so as to cause a change in the sub-classification of a Fund, or investment objectives of a Fund, or to approve or disapprove an investment advisory contract for a Fund. In addition, we may, under certain circumstances, vote shares of a Fund without regard to voting instructions from Owners in favor of changes initiated by Owners in the investment Policy, or the investment adviser or the principal underwriter of a Fund. For example, we may vote against a change if we in good faith determine that the proposed change is contrary to state or federal law or we determine that the change would not be consistent with the investment objectives of a Fund and would result in the purchase of securities for the Separate Account which vary from the general quality and nature of investments and investment techniques used by our other Separate Accounts.

DISTRIBUTION OF POLICIES

We have entered into a distribution agreement with our affiliate, CUNA Brokerage Services, Inc. ("CUNA Brokerage"), for the distribution and sale of the Policies. CUNA Brokerage, located at 2000 Heritage Way, Waverly, Iowa 50677, sells the Policies through its sales representatives. CUNA Brokerage also may enter into selling agreements with other broker-dealers ("selling firms") that may sell the Policies through their sales representatives.

COMPENSATION ARRANGEMENTS FOR CUNA BROKERAGE AND ITS SALES PERSONNEL

We pay commissions to CUNA Brokerage for the sale of the Policies by its sales representatives as well as selling firms. The maximum gross dealer concession payable for sales by CUNA Brokerage's sales representatives are: 116.22% of Premiums up to the Minimum Premium and 8.15% of Premiums above that amount paid in the first Policy Year; and 5.00% of Premium in Policy Years 2 through 10. For each Premium paid following an increase in face amount, we pay a commission up to the target Premium for the increase in each year; the commission is calculated using the commission rates for the corresponding Policy Year. We pay commissions for substandard risk and rider Premiums based on our rules at the time of payment. Sales representatives may be required to return first-year commissions (less the surrender charge) if a Policy is not continued through the first Policy year. The investment adviser for, or another affiliate of one or more of the Funds also may, from time to time, make payments to CUNA Brokerage for services.

We also pay for CUNA Brokerage's operating and other expenses, including the following sales expenses: (1) sales representative training allowances, (2) compensation and bonuses for CUNA Brokerage's management team, (3) advertising expenses, and (4) all other expenses of distributing the Policies. CUNA Brokerage pays its sales representatives a portion of the commissions received for their sales of Policies. Sales representatives and their managers may also be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that we may provide jointly with CUNA Brokerage. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, CUNA Brokerage's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Sales of the Policies may help sales representatives and/or their managers qualify for such benefits. CUNA Brokerage's sales representatives and managers may receive other payments from us for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

COMPENSATION ARRANGEMENTS FOR SELLING FIRMS AND THEIR SALES PERSONNEL

The maximum gross dealer concession payable for sales by selling firm's sales representatives are: 116.22% of Premiums up to the target Premium and 8.15% of Premiums above that amount paid in the first Policy Year; and 5.0% of Premium in Policy Years 2 through 10. For each Premium paid following an increase in face amount, we pay a commission up to the target Premium for the increase in each year; the commission is calculated using the commission rates for the corresponding Policy Year. We pay commissions for substandard risk and rider Premiums based on our rules at the time of payment. Sales representatives may be required to return first-year commissions (less the surrender charge) if a Policy is not continued through the first Policy year.

We and/or CUNA Brokerage may pay certain selling firms additional amounts for:
(1) sales promotions relating to the Policies, (2) costs associated with sales conferences and educational seminars for their sales representatives, and (3) other expenses incurred by them. We and/or CUNA Brokerage may make bonus payments to certain selling firms based on aggregate sales of our insurance contracts (including the Policies). We may pay certain selling firms an additional bonus after the first Policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular Policy year. In addition, we may reimburse these selling firms for portions of their Policy sales expenses. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. These programs also may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

SOURCE OF COMPENSATION

Commissions and other incentives or payments described above are not charged directly to Owners or to the Separate Account. We recoup commissions and other sales expenses through fees and charges deducted under the Policy.

RIDERS AND ENDORSEMENTS

A rider attached to a Policy adds additional insurance and benefits. The rider explains the coverage it offers. A rider is available only in states which have approved the rider. A rider may vary from state to state. Some riders are not available to Policies sold to employee benefit plans. The cost for riders is deducted as a part of the Monthly Deduction. Riders are subject to normal underwriting requirements. We reserve the right to stop offering the riders mentioned below and to offer additional riders.

CHILDREN'S INSURANCE. The rider provides level term insurance to children of the Insured up to the earlier of age 23 of the child or age 65 of the Insured. The death benefit will be payable to the Beneficiary stated in the rider upon the death of any Insured child. If the Insured parent dies prior to the termination of this rider, the coverage on each child becomes paid-up term insurance to Age
23. On the policy anniversary following each Insured child's 23rd birthday or at age 65 of the Insured, if sooner, each child may convert this rider to a new Policy without evidence of insurability.

GUARANTEED INSURABILITY. This rider provides that additional insurance may be purchased on the life of the Insured on specific future dates at standard rates without evidence of insurability. It is issued only to standard risks. It may be issued until the Policy Anniversary following the Insured's 37th birthday.

ACCIDENTAL DEATH BENEFIT. This rider provides for the payment of an additional death benefit on the life of the Insured should death occur due to accidental bodily injury occurring before Age 70. The premium for the Accidental Death Benefit is payable to Age 70.

AUTOMATIC INCREASE. This rider provides for automatic increases in the Policy's Specified Amount on each Policy Anniversary without evidence of insurability. This rider may be issued until the earlier of the 15th Policy Anniversary or the Policy Anniversary following the Insured's 55th birthday. A tax adviser should be consulted to determine whether the automatic increases provided by this rider could cause the Owner's Policy to become a Modified Endowment Contract.

OTHER INSURED. This rider provides level term insurance. The "other Insured" could be the Insured or could be another person within the immediate family of the Insured. The death benefit expires on the "other Insured's" 95th birthday or upon termination of the Policy, whichever comes first. Evidence of insurability is required for issuance of the rider or to increase the amount of the death benefit. The rider may be issued until the Policy Anniversary following the Insured's 65th birthday.

TERM INSURANCE. This rider is available only on Policies with a face value of at least $250,000. It is available only on the primary Insured. The rider is convertible to Age 75. The death benefit expires on the Insured's 95th birthday or upon termination of the Policy. This rider is not available to UltraVers-ALL LIFE(SM) Policies.

DISABILITY WAIVER OF MONTHLY DEDUCTIONS. This rider provides that, during the Insured's total disability, the Company will waive Monthly Deductions for administrative and life insurance costs. The rider may be issued until the Policy Anniversary following the Insured's 55th birthday. It may be renewed until the Policy Anniversary following the Insured's 65th birthday.

WAIVER OF PREMIUM AND MONTHLY DEDUCTION DISABILITY BENEFIT. Like the rider just described, this rider provides that, during the Insured's total disability, the Company will waive the Monthly Deduction for administrative and life insurance costs. In addition, this rider provides that the Company will contribute additional premium. The amount of additional premium the Company will contribute will be shown on the specifications page for the rider. The maximum amount the Company will contribute is $12,000 on an annual basis. The rider may be issued until the Policy Anniversary following the Insured's 55th birthday. It may be renewed until the Policy Anniversary following the Insured's 65th birthday at which time the rider terminates. This rider is not available to UltraVers-ALL LIFE(SM) Policies.

EXECUTIVE BENEFITS PLAN ENDORSEMENT. This endorsement is available on policies issued in conjunction with certain types of deferred compensation and/or employee benefits plans. The executive benefits plan endorsement waives the deferred charges on the policy to which it is attached subject to the following conditions:

     1. the Policy is surrendered and the proceeds are used to fund a new policy provided through CUNA Mutual Insurance Society or an affiliate;

     2.   the Policy is owned by a business or trust;

     3.   the new Policy is owned by the same entity;

     4. the Insured under the Policy is a selected manager or a highly compensated employee (as those terms are defined by Title 1 of the Employee Retirement Income Security Act, as amended);

     5. the Insured under the new Policy is also a selected manager or highly compensated employee;

     6. we receive an application for the new Policy (and have evidence of insurability satisfactory to us).

There is no charge for this benefit. However, if you exercise this benefit during the first two Policy years, we reserve the right to charge a fee to offset expenses incurred. This fee will not exceed $150. The Executive Benefits Plan Endorsement may not be available in all states.

FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements should be applied is limited. Nevertheless, we believe that Policies issued on a standard rating class basis should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis, and it is not clear whether such Policies will in all cases satisfy the applicable requirements, particularly if you pay the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable universal life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. Certain features of the Policies, such as the flexibility of an Owner to allocate premium payments and Accumulated Value and the narrow investment objective of certain Funds, have not been explicitly addressed in published rulings. While we believe that the Policies do not give you investment control over Separate Account assets, we reserve the right to modify the Policies as necessary to prevent you from being treated as the Owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Accounts be "adequately diversified" in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Accounts, through the Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

In General. We believe that the death benefit under a Policy should be excludible from the gross income of the Beneficiary.

Federal, state and local transfer, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general, a policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the policy causes the policy to fail the "7-pay test." A policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the policy exceeds the sum of the level premiums that would have been paid at that point under a policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the policy had originally been issued at the reduced face amount. If there is a "material change" in the policy's benefits or other terms, even after the first seven policy years, the policy may have to be retested as if it were a newly issued policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent your policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult with a competent advisor to determine whether a policy transaction will cause the policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and partial withdrawals, are treated first as distributions of gain taxable as ordinary income and as tax-free recovery of your investment in the Policy only after all gain has been distributed.

Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed in same manner as surrenders and partial withdrawals.

A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when you have Attained Age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of the your and your Beneficiary or designated Beneficiary.

If a Policy becomes a Modified Endowment Contract, distributions that occur during the policy year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of your investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans after the 10th Policy Anniversary is less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy. Your investment in the Policy is generally the aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Policy Loans. In general, interest on a Policy loan will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences. If a loan from a Policy is outstanding when the Policy is canceled or Lapses, then the amount of the outstanding Indebtedness will be added to the amount treated as a distribution from the Policy and will be taxed accordingly.

Policy Changes, Transfers and Exchanges. Changes to a Policy's death benefit option or Face Amount, the conversion or exchange of a policy, and transfer or assignment of ownership of a Policy may have adverse tax consequences. You should consult a tax adviser if you are considering any such transaction.

Multiple Policies. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in your income when a taxable distribution occurs.

Life Insurance Purchases by Residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Accelerated Death Benefit Rider. The federal income tax consequences associated with the Accelerated Benefit Option Endorsement are uncertain. You should consult a qualified tax advisor about the consequences of requesting payment under this Endorsement. (See page 16 for more information regarding the Endorsement.)

Continuation of Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy In Force beyond the Insured's 100th year.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS

If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the federal, state and estate tax consequences could differ. A competent tax advisor should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the Net Amount at Risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's Beneficiary, then the excess of the death benefit over the Policy Value is not taxable. However, the Cash Value will generally be taxable to the extent it exceeds the participant's cost basis in the

Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified advisor regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified advisor before requesting a loan under a Policy held in connection with a retirement plan.

BUSINESS USES OF THE POLICY

Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses, and the IRS has issued guidance relating to split dollar insurance plans. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

ALTERNATIVE MINIMUM TAX

There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured dies, the death proceeds will generally be includable in the Owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner's estate upon the Owner's death. The Policy would not be includable in the Insured's estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance Policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2006, the maximum estate tax rate is 46% and the estate tax exemption is $2,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Policy.

THE COMPANY'S TAXES

Under current federal income tax law, we are not taxed on the Separate Account's operations. Thus, currently we do not deduct charges from the Separate Account for its federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes that it may incur.

Under current laws in several states, we may incur state and local taxes (in addition to Premium Taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

FINANCIAL STATEMENTS

The Company's and CUNA Mutual Life Insurance Company's financial statements and the financial statements of the Separate Account are contained in the Statement of Additional Information ("SAI"). The Company's and CUNA Mutual Life Insurance Company's financial statements should be distinguished from the Separate Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please contact us at our Home Office.

GLOSSARY

ACCUMULATED VALUE. The total of the values attributable to a Policy in all Subaccounts and the Interest Bearing Account plus the values attributable to it, if any, in the Loan Account and Deferred Charges Account.

AGE. The number of completed years from the Insured's date of birth.

ATTAINED AGE. Age of the Insured on the most recent Policy Anniversary.

BENEFICIARY. Person or entity named to receive all or part of the Death
Proceeds.

COST OF INSURANCE OR COI. An insurance charge determined by multiplying the cost of insurance rate by the Net Amount at Risk.

CASH VALUE. Accumulated Value minus Deferred Charges that would be applicable if the Policy were surrendered at that time, but not less than zero.

CUNA MUTUAL GROUP. CUNA Mutual Insurance Society, its subsidiaries and affiliates, including the Company.

DEATH BENEFIT RATIO. The ratio of Face Amount to Accumulated Value required by the Internal Revenue Code for treatment of the Policy as a life insurance Policy. The Death Benefit Ratio varies by the Attained Age.

DEATH PROCEEDS. Amount to be paid if the Insured dies while the Policy is In Force.

DEFERRED CHARGES. Sometimes referred to as surrender charges, they are the contingent deferred sales charge plus the contingent deferred administrative charge.

DEFERRED CHARGES ACCOUNT. A non-segregated potion of the Company's general account where Deferred Charges accrued for each Policy are accumulated during the first Policy Year and the first 12 months after an increase in Face Amount.

FACE AMOUNT. Under death benefit option 1, the Face Amount is the greater of the Specified Amount, or the Accumulated Value on the date of death multiplied by the Death Benefit Ratio. Under death benefit option 2, the Face Amount is the greater of the Specified Amount plus the Accumulated Value on the date of death, or the Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

FUND. An investment portfolio of the Ultra Series Fund or the T. Rowe Price International Series, Inc.

HOME OFFICE. The Company's principal office at 2000 Heritage Way, Waverly, Iowa 50677-9202

IN FORCE. Condition under which the Policy is active and the Insured's life remains insured and sufficient Net Cash Value exists from premium payment or otherwise to pay the Monthly Deductions on a Monthly Day.

INDEBTEDNESS. Policy loans plus accrued interest on the loans.

INSURED. Person whose life is insured under the Policy.

ISSUE AGE. Age of Insured at the time the Policy was issued.

ISSUE DATE. The date from which Policy Anniversaries, Policy years, and Policy months are determined.

INTEREST BEARING ACCOUNT. Part of the Company's general account to which Net Premiums may be allocated or Accumulated Value transferred.

LAPSE. Condition when the Insured's life is no longer insured under the Policy.

LOAN ACCOUNT. A portion of the Company's general account into which amounts are transferred from the Separate Account as collateral for Policy loans.

MONTHLY DAY. Same day as the Issue Date for each month the Policy remains In Force. The Monthly Day is the first day of the Policy month. If there is no Monthly Day in a calendar month, the Monthly Day will be the first day of the next calendar month.

MONTHLY DEDUCTION. The amount we deduct from the Accumulated Value each month. It includes the Cost of Insurance, the monthly administrative fee, the monthly Policy fee, and the cost of any additional benefits under riders.

NET AMOUNT AT RISK. As of any Monthly Day, the Face Amount (discounted for the upcoming month) less Accumulated Value (after the deduction of the Monthly Deduction).

NET ASSET VALUE. The total current value of portfolio securities, cash, receivables, and other assets minus liabilities.

NET CASH VALUE. The Cash Value less any Indebtedness. This value is equal to the value attributable to the Policy in each Subaccount and the Interest Bearing Account and represents the amount an Owner would receive upon full surrender of the Policy.

NET PREMIUMS. Premiums paid less any charges for Premium Tax (or tax in lieu of Premium Tax).

OWNER (YOU, YOUR). The Owner as named in the application. The Owner may be other than the Insured.

POLICY ANNIVERSARY. Same day and month as the Issue Date for each year the Policy remains In Force.

PREMIUM TAX. An amount deducted from premium payments to cover Premium Tax (and tax in lieu of Premium Tax) currently charged by the Owner's state of residence (except in Pennsylvania and Texas). State of residence is determined by the Owner's mailing address as shown in the Company's records. The term "in lieu of Premium Tax" means any income and any franchise tax assessed by a state as a substitute for Premium Tax.

RECORD DATE. The date the Company records the Policy on its books as an In Force Policy.

RIGHT-TO-EXAMINE PERIOD. The period when you may return the Policy and receive a refund. The length of the period varies by state and is shown the cover page of your Policy.

SEPARATE ACCOUNT. CUNA Mutual Variable Life Insurance Account, a segregated investment account of CUNA Mutual Insurance Society into which Net Premiums may be allocated. The Owner bears the investment risk for amounts allocated to Separate Account Subaccounts.

SPECIFIED AMOUNT. The amount chosen by the Owner which is used to determine the Face Amount.

TARGET PREMIUM. The Target Premium is shown on the specifications page of the Policy. It is determined by dividing the minimum premium by .60.

UNIT. A unit of measurement used to calculate the Accumulated Value in a Subaccount under a Policy.

UNIT VALUE. The value determined by dividing Net Asset Value by the number of Subaccount units outstanding at the time of calculation.

VALUATION DAY. For each Subaccount, each day that the New York Stock Exchange is open for business except for days that the Subaccount's corresponding Fund does not value its shares.

VALUATION PERIOD. The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

WRITTEN REQUEST. A written notice or request in a form satisfactory to the Company and received at the Home Office and bearing the manually executed signature of the Owner. A Written Request includes a telephone or fax request made pursuant to the terms of a manually executed telephone or fax authorization on file at the Home Office.

                      STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

POLICY INFORMATION
     The Policy
     Our Right to Contest the Policy
     Misstatement of Age or Sex
     Suicide Exclusion
     Collateral Assignments
     Dividends
     Additional Information on Underwriting and Charges
     Additional Information on Benefits and Settlement Options

ILLUSTRATIONS

OTHER INFORMATION
     Registration Statement
     Distribution of the Policies
     Records
     State Regulation
     Experts
     Information about the Company
     The Interest Bearing Account
     Additional Information about the Separate Account and the Funds

FINANCIAL STATEMENTS

Appendix A - First Year Surrender Charges per 1,000 of Specified Amount Appendix B - Death Benefit Percentage Factor

To learn more about the Policy, you should read the Statement of Additional Information ("SAI") dated the same date as this prospectus. The Table of Contents for the SAI appears on the last page of this prospectus. The SAI includes additional information about the Separate Account. For a free copy of the SAI, personalized illustrations of Death Benefits, net cash surrender values, and Policy Values, and to request other information about the Policy please call toll-free at (800) 798-5500 or write to us at our Home Office, 2000 Heritage Way, Waverly, Iowa 50677-9202.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 551-8090.

                       MEMBERS(R) VARIABLE UNIVERSAL LIFE

                   CUNA MUTUAL VARIABLE LIFE INSURANCE ACCOUNT
                                  (REGISTRANT)

                          CUNA MUTUAL INSURANCE SOCIETY
                                   (DEPOSITOR)

                                2000 HERITAGE WAY
                            WAVERLY, IOWA 50677-9202
                                 (800) 798-5500

                       STATEMENT OF ADDITIONAL INFORMATION
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This Statement of Additional Information ("SAI") contains additional information regarding the MEMBERS Variable Universal Life flexible premium variable life insurance policy (the "Policy") issued by CUNA Mutual Insurance Society through CUNA Mutual Variable Life Insurance Account (the "Separate Account"). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated January 2, 2008 and the prospectuses for the Ultra Series Fund and the T. Rowe Price International Series, Inc. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. This SAI does not include information incorporated by reference from other documents. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

The date of this Statement of Additional Information is January 2, 2008.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

Policy Information........................................................     1
   The Policy.............................................................     1
   Our Right to Contest the Policy........................................     1
   Misstatement of Age or Sex.............................................     1
   Suicide Exclusion......................................................     1
   Collateral Assignments.................................................     2
   Dividends..............................................................     2
   Additional Information on Underwriting and Charges.....................     2
   Additional Information on Benefits and Settlement Options..............     3
Illustrations.............................................................     3
Other Information.........................................................     4
   Registration Statement.................................................     4
   Distribution of the Policies...........................................     4
   Records................................................................     5
   State Regulation.......................................................     5
   Experts................................................................     6
   Information about the Company..........................................     6
   The Interest Bearing Account...........................................     6
   Additional Information about the Separate Account and the Funds........     6
Financial Statements......................................................     8

Appendix A - First Year Deferred Sales Charges per 1,000 of Specified
   Amount.................................................................   A-1
Appendix B - Death Benefit Ratio..........................................   B-1

POLICY INFORMATION

THE POLICY

The Policy, application(s), policy schedule pages, and any riders are the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

OUR RIGHT TO CONTEST THE POLICY

We have the right to contest the validity of the Policy or to resist a claim under it on the basis of any material misrepresentation of a fact stated in the application or any supplemental application. We also have the right to contest the validity of any increase of Specified Amount or other change to the Policy on the basis of any material misrepresentation of a fact stated in the application (or supplemental application) for such increase in coverage or change. In issuing this Policy, we rely on all statements made by or for the Insured in the application or in a supplemental application. In the absence of fraud, we consider statements made in the application(s) to be representations and not warranties.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after it has been In Force during the lifetime of the Insured for two years from the Policy Issue Date, or if reinstated, for two years from the date of reinstatement. Likewise, we cannot contest any increase in coverage effective after the Policy Issue Date, or any reinstatement thereof, after such increase or reinstatement has been In Force for two years from its effective date.

MISSTATEMENT OF AGE OR SEX

For a Policy based on male or female cost of insurance rates (see data page for basis), if the Insured's age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows (unless a different result is required by state law):

     a) If the misstatement is discovered at death, the Death Benefit amount will be adjusted based on what the cost of insurance rate as of the most recent Monthly Day would have been at the Insured's correct age and gender.

     b) If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the Insured's correct age and gender beginning on the next Monthly Day.

For a Policy based on blended cost of insurance rates (see data page for basis), a misstatement of gender will not result in an adjustment. However, if the Insured's age has been misstated, an adjustment will be made to reflect the correct age as follows (unless a different result is required by state law):

     a) If the misstatement is discovered at death, the Death Benefit amount will be adjusted based on what the cost of insurance rate as of the most recent Monthly Day would have been at the Insured's correct age.

     b) If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the Insured's correct age beginning on the next Monthly Day.

SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within two years of the Issue Date, our liability is limited to an amount equal to the Accumulated Value less any Loan Amount. We will pay this amount to the Beneficiary in one sum.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount, our liability with respect to that increase is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of the increase to the date of death.

COLLATERAL ASSIGNMENTS

You may assign the Policy as collateral security. The written consent of all Irrevocable Beneficiaries must be obtained before an assignment. The assignment must be in writing and filed at the Home Office. The assignment will then take effect as of the date the Written Request was signed.

We are not responsible for the validity or effect of any collateral assignment. We will not be responsible for any payment or other action we have taken before receiving the written collateral assignment.

A collateral assignment takes precedence over the interest of a Beneficiary. Any Policy proceeds payable to an assignee will be paid in one sum. Any remaining proceeds will be paid to the designated Beneficiary or Beneficiaries.

A collateral assignee is not an Owner. A collateral assignee is a person or entity to whom you give some, but not all ownership rights under the Policy. A collateral assignment is not a transfer of ownership. A collateral assignment may have tax consequences.

DIVIDENDS

While the Policy is In Force, it will share in our divisible surplus. We determine the Policy's share annually. It is payable annually on the Policy Anniversary. You may select to have dividends:

     a) Paid into the Subaccounts and the Interest Bearing Account as Net Premiums; or

     b)   Paid to you in cash.

If no option is selected, the dividends will be paid into Subaccounts and/or Interest Bearing Account as Net Premiums. We currently do not expect to pay dividends during the first 10 Policy Years. For each of Policy years 11-20, we project annual dividends equal to 0.61% of the Accumulated Value at the end of the Policy year, plus $39 per Policy. For each Policy year 21 and after we project annual dividends equal to 1.01% of the Accumulated Value at the end of the Policy year, plus $39 per Policy. For Issue Ages 0 - 19, the projected dividends are the same as those for ages 20 and above, except the per Policy dividend is $3 in years 11 and above, instead of $39. These dividends are not guaranteed.

ADDITIONAL INFORMATION ON UNDERWRITING AND CHARGES

We currently place each Insured into one of three standard rating classes - preferred, non-tobacco, and tobacco or into a rating class with sub-standard and flat extra charges. In an otherwise identical Policy, an Insured in the standard class will have a lower cost of insurance rate than an Insured in a class with sub-standard and flat extra charges.

     - The preferred rating class is only available if the Specified Amount equals or exceeds $100,000.

     - Non-tobacco Insureds will generally incur lower cost of insurance rates than Insureds who are classified as tobacco in the same rating class. The non-tobacco designation is not available for Insureds under attained age 21, but shortly before an Insured attains age 21, we may notify the Insured about possible classification as non-tobacco. If the Insured does not qualify as non-tobacco or does not respond to the notification, cost of insurance rates will remain as shown in the Policy. However, if the Insured does respond to the notification, and qualifies as non-tobacco, the cost of insurance rates will be changed to reflect the non-tobacco classification.

     - Preferred Insureds will generally incur lower cost of insurance rates than Insureds who are classified as non-tobacco.

     - Premium classes with sub-standard and flat extra charges may be available for those Insured's who we find uninsurable under our preferred or standard underwriting guidelines. These charges may be related to health or to participate in certain hazardous sports, aviation activities, or other avocations. Generally the company will not issue contracts with more than 400% extra substandard cost of insurance charges or $15 per $1000 in flat extra charges.

ADDITIONAL INFORMATION ON BENEFITS AND SETTLEMENT OPTIONS

Settlement options other than lump sum payments are, in our discretion, available for Death Proceeds, surrender proceeds, and maturity proceeds, payable to natural persons, subject to certain restrictions on Death Proceeds. Proceeds payable to a non-natural person are available only under settlement options we agree to. The four available settlement options are as follows:

     1) Interest Option. The proceeds may be left with us to collect interest during the lifetime of the payee. We determine the interest rate each year. It is guaranteed to be not less than the settlement option rate of interest shown on the data page of the Policy. The payee may choose to receive interest payments either once a year or once a month (may not be available in all states) unless the amount of interest to be paid monthly is less than $25 per month, then interest will be paid annually. The payee may withdraw any remaining proceeds, if this right was given at the time the option was selected.

     2) Installment Option. The proceeds may be left with us to provide equal monthly installments for a specified period. No period can be greater than 30 years. The interest we guarantee to pay is set forth in the Policy. Additional interest, if any, will be payable as determined by us. (This option may not be available in all states.) The payee may withdraw the present value of any remaining guaranteed installments, but only if this right was given at the time the option was selected.

     3) Life Income - Guaranteed Period Certain. The proceeds may be left with us to provide monthly installments for as long as the original payee lives. A guaranteed period of 10 or 20 years may be selected. A period of years such that the total installments during the period will be at least equal to the proceeds applied under the option may also be selected. Payments will cease when the original payee dies or at the end of the guaranteed period, whichever is later. If the original payee dies during the guaranteed period, the remaining guaranteed payments will be paid to the successor payee.

     4) Joint and Survivor Life. The proceeds may be left with us to provide monthly installments for two payees for a guaranteed period of 10 years. After the 10-year period is over, payments will continue as long as either of the original payees is living. The monthly installment amount will depend on the Age and sex of both payees at the date of the first payment.

Not all Settlement Options are available. See your Policy for details on which options are available to you.

The minimum amount that can be applied under settlement options 2, 3 and 4 is $2,500 or that amount which will provide an initial monthly installment of at least $25.

Even if the death benefit under the Policy is excludible from income, payments under Settlement Options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable and payments under the Settlement Options general include such earnings. You should consult a tax adviser as to the tax treatment of payments under the Settlement Options.

Additional monthly income may be purchased under settlement options 2 and 3. The amount of additional annuity which can be purchased with new money is 95% of the amount which can be purchased with the net Policy Death Proceeds under those options. The additional annuity amount may not exceed twice that which the application of proceeds under the selected option would provide. The selection of an additional annuity purchase must be in writing and on file at the Home Office. Selection must be within 30 days of settlement under this Policy and is available only if the settlement is no or after the later of the 10th Policy Anniversary or the annuitant's 55th birthday.

We may, at our option, provide for additional settlement options or cease offering any of the settlement options above.

ILLUSTRATIONS

We may provide illustrations for death benefit, Accumulated Value, and Cash Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your Accumulated Value will depend on factors such as the amounts you allocate to particular Funds, the amounts deducted for the Policy's monthly charges, the Funds' expense ratios, and your policy loan and partial withdrawal history.

Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed Insured's issue age and premium class, the death benefit option, Specified Amount, Planned Premiums, and riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one policy illustration during a Policy year.

OTHER INFORMATION

REGISTRATION STATEMENT

A Registration Statement under the Securities Act of 1933 relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted from this prospectus pursuant to the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus concerning the Policy and other legal documents are summaries. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C.

DISTRIBUTION OF THE POLICIES

INFORMATION ABOUT THE DISTRIBUTOR. CUNA Brokerage Services, Inc. ("CUNA Brokerage") is responsible for distributing the Policies pursuant to a distribution agreement with us. CUNA Brokerage serves as principal underwriter for the Policies. CUNA Brokerage, a Wisconsin corporation organized in 1983 and an indirect, wholly owned subsidiary of CUNA Mutual Investment Corporation which in turn is wholly owned by CUNA Mutual, is located at 2000 Heritage Way, Waverly, Iowa 50677. CUNA Brokerage is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the FINRA.

CONTINUOUS OFFERING. We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the policy owners or the Separate Account.

DESCRIPTION OF SELLING NETWORK. CUNA Brokerage offers the Policies through its sales representatives. CUNA Brokerage also may enter into selling agreements with other broker-dealers and compensate these broker-dealers for their services up to the amounts disclosed in the prospectus. All sales representatives who sell the Policy are licensed as insurance agents and appointed by CUNA.

COMPENSATION RECEIVED. CUNA Brokerage received sales compensation with respect to the Policies in the following amounts during the periods indicated:

                                                   Aggregate Amount of Commissions Retained by CUNA
              Aggregate Amount of Commissions   Brokerage After Payments to its Registered Persons and
Fiscal year       Paid to CUNA Brokerage*                        Other Broker-Dealers
-----------   -------------------------------   ------------------------------------------------------
    2004                    $ 99,838                                     None
    2005                    $ 62,414                                     None
    2006                    $229,814                                     None

*    Includes sales compensation paid to registered persons of CUNA Brokerage.

CUNA Brokerage passes through commissions it receives and does not retain any override as distributor for the Policies. However, under the distribution agreement with CUNA Brokerage, the Company pays the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Policies. We also pay for CUNA Brokerage' operating and other expenses.

Compensation arrangements for CUNA Brokerage sales personnel. Because sales representatives of CUNA Brokerage are also insurance agents of the Company, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers. These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Sales of the Policies may help sales representatives qualify for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, CUNA Brokerage sales representatives who meet certain our productivity, persistency and length of service standards may be eligible for additional compensation.

Additional compensation paid to selling firms. We may pay certain selling firms additional amounts for: (1) sales promotions relating to the Policies, (2) costs associated with sales conferences and educational seminars for their sales representatives, and (3) other expenses incurred by them. We may make bonus payments to certain selling firms based on aggregate sales of our insurance contracts (including the Policies). We may pay certain selling firms an additional bonus after the first Policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular Policy year. In addition, we may reimburse these selling firms for portions of their Policy sales expenses. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

COMPENSATION ARRANGEMENTS FOR CUNA BROKERAGE SALES PERSONNEL. Because sales representatives of CUNA Brokerage are also insurance agents of the Company, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers. These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Sales of the Policies may help sales representatives qualify for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, CUNA Brokerage sales representatives who meet certain our productivity, persistency and length of service standards may be eligible for additional compensation.

DISTRIBUTOR'S RECEIPT OF 12B-1 FEES. Though no longer an investment option under the Policies, the Franklin Templeton Developing Markets Securities Fund - Class 2 Shares has adopted a distribution plan in connection with its class of shares sold to the Separate Account to support its Policies and pays CUNA Brokerage for its costs in distributing these shares, all or some of which may be passed on to a selling broker-dealer that has entered into a selling agreement with CUNA Brokerage. These distribution plans have been adopted pursuant to Rule 12b-1 under the 1940 Act, that permits mutual funds to pay fees out of their assets to broker-dealers that sell fund shares. The distribution plan's fees are in consideration of distribution services and expenses incurred in the performance of CUNA Brokerage' obligations under an agreement with the distributor of the Franklin Templeton Developing Markets Securities Fund - Class 2 Shares. Under the distribution plan, 0.25% is paid to CUNA Brokerage for its distribution-related services and expenses under this agreement. The Adviser for the Franklin Templeton Developing Markets Securities Fund may, from time to time use its own resources as may be permitted by regulations, to make payments for distribution services to CUNA Brokerage, which may in turn pay part or all of such compensation to a broker-dealer of record with whom it has entered into a selling agreement.

SOURCE OF REVENUE FOR SALES COMPENSATION. Sales charges deducted from premium payments, as well as proceeds from the contingent deferred sales charge on the Policies are retained by us and used to defray the expenses we incur in paying for distribution-related services under the distribution agreement, such as the payment of commissions.

RECORDS

We will maintain all records relating to the Separate Account and the Interest Bearing Account at our Home Office.

STATE REGULATION

We are subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which it may operate.

EXPERTS

The financial statements of the Subaccounts comprising the CUNA Mutual Life Variable Account as of December 31, 2006 and for each of the two years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, dated March 16, 2007, appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Life Insurance Company and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, dated March 9, 2007, appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Insurance Society and its Consolidated Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, dated March 9, 2007 and March 17, 2006, appearing herein (such reports state that Deloitte & Touche LLP did not audit the consolidated financial statements of The CUMIS Group Limited and Subsidiaries, CMG Mortgage Insurance Company, and CMG Mortgage Assurance Company, all of which were audited by other auditors whose reports have been furnished to Deloitte & Touche LLP, whose opinion, insofar as it relates to the aforementioned companies that were not audited by Deloitte & Touche LLP, is based solely on the reports of other auditors), and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of The CUMIS Group Limited and Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on a consolidated basis of accounting in the consolidated financial statements of CUNA Mutual Insurance society, have been audited by KPMG LLP, independent auditors, as stated in their reports, dated February 16, 2007, February 21, 2006 and February 21, 2005. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.

The financial statements of CMG Mortgage Insurance Company and CMG Mortgage Assurance Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on the equity method of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, dated February 14, 2007 and February 10, 2006. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.

INFORMATION ABOUT THE COMPANY

CUNA Mutual Insurance Society is a mutual life insurance company that was originally organized in Wisconsin in 1935. Effective May 3, 2007, the Company was redomesticated in Iowa, and effective January 1, 2008, CUNA Mutual Life Insurance Company mergered into CUNA Mutual Insurance Society.

The Company is one of the world's largest direct underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. Further, the Company offers fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

CUNA Mutual owns CUNA Mutual Investment Corporation. CUNA Mutual Investment Corporation also owns CUNA Brokerage Services, Inc. The Company and CUNA Mutual Investment Corporation each own a one-half interest in MEMBERS Capital Advisors, Inc. (the investment adviser to the Ultra Series Fund).

Periodically, rating agencies, review our ratings for financial stability and operating performance. To obtain our current ratings, contact us at the address and telephone number shown on the first page of this Prospectus.

THE INTEREST BEARING ACCOUNT

The Interest Bearing Account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account.

ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT AND THE FUNDS

The Separate Account purchases shares of the Funds in accordance with separate participation agreements. The agreements contain varying termination provisions. If a participation agreement terminates, the Separate Account may not be able to purchase additional shares of the Fund(s) covered by that agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Separate Account even if the participation agreement relating to that Fund has not been terminated. In either event, owners will no longer be able to allocate purchase payments or transfer Accumulated Value to the Subaccount investing in that Fund.

Shares of the Funds, other than Ultra Series Fund, may be sold to separate accounts of insurance companies that are not affiliated with the Company or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose contract values are allocated to the Separate Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, the Company will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with sale of shares to qualified pension and retirement plans, as disclosed in the Fund's prospectus and Statement of Additional Information.

Currently, Ultra Series Fund sells shares in "mixed funding" arrangements and directly to qualified pension and retirement plans sponsored by CUNA Mutual Group.

[Deloitte(R) LOGO]

                                                          Deloitte & Touche LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA

                                                          Tel: +1 312 486 1000
                                                          Fax: +1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 18% and 17% of consolidated total assets at December 31, 2005 and 2004, respectively, and total revenues constituting 13% and 12% and net income constituting 12% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $120 million and $104 million in the unconsolidated affiliates' net assets at December 31, 2005 and 2004, respectively, and of $11 million and $9 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 17, 2006

                                                        Member of
                                                        Deloitte Touche Tohmatsu

[Deloitte(R) LOGO]

                                                          Deloitte & Touche LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA

                                                          Tel: +1 312 486 1000
                                                          Fax: +1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Mutual Life Insurance Company:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Life Insurance Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in policyholders' surplus, and cash flows for the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CUNA Mutual Life Insurance Company and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

[Deloitte(R) LOGO]

                                                          Deloitte & Touche LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA

                                                          Tel: +1 312 486 1000
                                                          Fax: +1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 17% and 18% of consolidated total assets at December 31, 2006 and 2005, respectively, and total revenues constituting 11% and 13% and net income constituting 10% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $121 million and $120 million in the unconsolidated affiliates' net assets at December 31, 2006 and 2005, respectively, and of $17 million and $11 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted hi the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited
December 31, 2006 and 2005
(000s omitted)

                               ASSETS                                 2006          2005
---------------------------------------------------------------   -----------   -----------
Debt securities, available for sale at fair value                 $ 6,508,844   $ 6,980,279
Equity securities, available for sale at fair value                   624,559       533,080
Equity in unconsolidated affiliates                                   152,646       134,816
Mortgage loans                                                        437,021       225,079
Real estate, at cost less accumulated depreciation
   (2006 - $65,780; 2005 - $60,559)                                    61,213        62,269
Policy loans                                                          106,406       108,289
Short-term investments                                                348,350       313,831
Other invested assets                                                 100,706        53,492
Cash and cash equivalents                                             249,275       197,580
                                                                  -----------   -----------
Total cash and investments                                          8,589,020     8,608,715
Accrued investment income                                              77,341        79,847
Reinsurance recoverables                                              188,339       230,240
Deferred policy acquisition costs                                     598,981       487,472
Premiums receivable                                                   156,756       149,552
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $344,748; 2005 - $328,239)        192,443       181,555
Federal income taxes receivable                                        30,120         9,636
Deferred tax asset                                                     21,422        43,566
Receivables from affiliates                                             4,866         4,264
Other assets and receivables                                          318,825       231,712
Separate account assets                                             4,908,098     4,377,676
                                                                  -----------   -----------
Total assets                                                      $15,086,211   $14,404,235
                                                                  ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited, continued
December 31, 2006 and 2005
(000s omitted)

            LIABILITIES AND POLICYHOLDERS' SURPLUS                    2006          2005
---------------------------------------------------------------   -----------   -----------
Insurance reserves - life and health                              $ 2,509,776   $ 2,459,039
Insurance reserves - property and casualty                            461,398       422,884
Policyholder account balances                                       3,840,995     3,963,595
Unearned premiums                                                     589,905       551,488
Dividends payable to policyholders                                     16,082        16,314
Reinsurance payable                                                    19,718        21,842
Accrued postretirement benefit liability                              192,407       188,965
Payables to affiliates                                                    181           292
Accounts payable and other liabilities                                621,503       688,009
Separate account liabilities                                        4,908,098     4,377,676
                                                                  -----------   -----------
Total liabilities                                                  13,160,063    12,690,104
                                                                  -----------   -----------
Minority interest                                                      43,022        39,014
                                                                  -----------   -----------
Accumulated other comprehensive income, net
   of tax (2006 -$21,451; 2005- $14,495)                              114,055        92,647
Retained earnings                                                   1,769,071     1,582,470
                                                                  -----------   -----------
Total policyholders' surplus                                        1,883,126     1,675,117
                                                                  -----------   -----------
Total liabilities, minority interest and policyholders' surplus   $15,086,211   $14,404,235
                                                                  ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statements of Operations - Unaudited
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006        2005         2004
                                                              ----------   ----------   ----------
Revenues:
   Life and health premiums                                   $1,230,932   $1,204,398   $  987,190
   Property and casualty premiums                                651,842      570,906      499,134
   Net investment income                                         438,888      364,197      186,967
   Net realized investment gains                                  22,647       21,271       22,779
   Contract charges                                               69,959       80,457           --
   Other income                                                  298,273      313,965      239,748
                                                              ----------   ----------   ----------
Total revenues                                                 2,712,541    2,555,194    1,935,818
                                                              ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                 741,659      760,765      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                   416,671      385,863      301,227
   Interest credited to policyholder account balances            149,137      149,479       60,787
   Policyholder dividends                                         29,300       29,223        3,106
   Operating and other expenses                                1,148,919    1,098,927      822,155
                                                              ----------   ----------   ----------
Total benefits and expenses                                    2,485,686    2,424,257    1,821,437
                                                              ----------   ----------   ----------
Income from continuing operations before income taxes,
   equity in income of unconsolidated affiliates
   and minority interest                                         226,855      130,937      114,381
Income tax expense                                                57,635       15,292       24,267
                                                              ----------   ----------   ----------
Income from continuing operations before equity in income
   of unconsolidated affiliates and minority interest            169,220      115,645       90,114
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $6,501; 2005 - $13,345; 2004 - $19,018)         19,096       11,972       11,684
                                                              ----------   ----------   ----------
Income from continuing operations before minority interest       188,316      127,617      101,798
Minority interest in loss (income)                                (3,153)       1,105       (2,988)
                                                              ----------   ----------   ----------
Income from continuing operations                                185,163      128,722       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                     1,438       (1,510)      (1,623)
                                                              ----------   ----------   ----------
Net income                                                    $  186,601   $  127,212   $   97,187
                                                              ==========   ==========   ==========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                              ASSETS                                      2007
-------------------------------------------------------------------   -----------
Debt securities, available for sale at fair value                     $ 6,304,541
Equity securities, available for sale at fair value                       574,300
Equity in unconsolidated affiliates                                       160,846
Mortgage loans                                                            621,847
Real estate, at cost less accumulated depreciation (2007 - $62,612)        52,910
Policy loans                                                              105,684
Short-term investments                                                    236,466
Other invested assets                                                     268,446
Cash and cash equivalents                                                 265,352
                                                                      -----------
Total cash and investments                                              8,590,392
Accrued investment income                                                  81,197
Reinsurance recoverables                                                  258,227
Deferred policy acquisition costs                                         639,047
Premiums receivable                                                       317,940
Office properties, equipment and computer software at cost less
   accumulated depreciation (2007 - $360,746)                             215,555
Federal income taxes receivable                                                --
Deferred tax asset                                                        106,588
Other assets and receivables                                              262,394
Separate account assets                                                 5,176,104
                                                                      -----------
Total assets                                                          $15,647,444
                                                                      ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                LIABILITIES AND POLICYHOLDERS' SURPLUS                    2007
-------------------------------------------------------------------   -----------
Insurance reserves - life and health                                  $ 2,711,036
Insurance reserves - property and casualty                                587,478
Policyholder account balances                                           3,633,340
Unearned premiums                                                         641,140
Dividends payable to policyholders                                         17,556
Reinsurance payable                                                        53,644
Accrued postretirement benefit liability                                  197,922
Income Taxes Payable                                                       23,250
Accounts payable and other liabilities                                    653,762
Separate account liabilities                                            5,176,083
                                                                      -----------
Total liabilities                                                      13,695,211
                                                                      -----------
Minority interest                                                          26,658
                                                                      -----------
Accumulated other comprehensive income, net of tax (2007 - $45,428)       (14,328)
Retained earnings                                                       1,939,903
                                                                      -----------
Total policyholders' surplus                                            1,925,575
                                                                      -----------
Total liabilities, minority interest and policyholders' surplus       $15,647,444
                                                                      ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007
(000s omitted)

                                                                         2007
                                                                      ----------
Revenues:
   Life and health premiums                                           $  935,468
   Property and casualty premiums                                        586,404
   Net investment income                                                 351,257
   Net realized investment gains                                           4,767
   Contract charges                                                       61,681
   Other income                                                          251,016
                                                                      ----------
Total revenues                                                         2,190,593
                                                                      ----------
Benefits and expenses:
   Life and health insurance claims and benefits                         558,174
   Property and casualty insurance loss and loss adjustment
      expenses                                                           354,721
   Interest credited to policyholder account balances                    115,379
   Policyholder dividends                                                 22,311
   Operating and other expenses                                          915,003
                                                                      ----------
Total benefits and expenses                                            1,965,588
                                                                      ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest             225,005
Income tax expense                                                        66,372
                                                                      ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                       158,633
Equity in income of unconsolidated affiliates, net of tax
   (2007 - $2,498)                                                        13,873
                                                                      ----------
Income from continuing operations before minority interest               172,506
Minority interest in (income)                                             (1,672)
                                                                      ----------
Net income                                                            $  170,834
                                                                      ==========

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)


---------------------------------------------------------------------------------------------------------------------------
                                   CONSERVATIVE       MODERATE          AGGRESSIVE            MONEY
                                    ALLOCATION       ALLOCATION         ALLOCATION           MARKET              BOND
                                    SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Conservative Allocation Fund,
  39,795 shares at net asset
  value of $11.06 per share (cost
  $437,812)......................    $ 440,032          $       --           $     --         $       --        $        --
INVESTMENTS IN ULTRA SERIES FUND:
  Moderate Allocation Fund,
  87,054 shares at net asset
  value of $11.59 per share (cost
  $973,085)......................           --           1,009,039                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Aggressive Allocation Fund,
  13,471 shares at net asset
  value of $12.09 per share (cost
  $162,843)......................           --                  --            162,843                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Money Market Fund, 8,348,959
  shares at net asset value of
  $1.00 per share (cost
  $8,348,959)....................           --                  --                 --          8,348,959                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Bond Fund, 1,118,770 shares at
  net asset value of $10.34 per
  share (cost $11,610,584).......           --                  --                 --                 --         11,562,584
                                     ---------          ----------           --------         ----------        -----------
       Total assets..............     $440,032          $1,009,039           $162,843         $8,348,959        $11,562,584
                                     ---------          ----------           --------         ----------        -----------
LIABILITIES:
Accrued adverse mortality and
  expense charges................           56                 673                108              5,777              8,035
                                     ---------          ----------           --------         ----------        -----------
     Total liabilities...........           56                 673                108              5,777              8,035
                                     ---------          ----------           --------         ----------        -----------
                                      $439,976          $1,008,366           $162,735         $8,343,182        $11,554,549
                                     =========          ==========           ========         ==========        ===========
NET ASSETS:
  Net Assets: Type 1.............           --                  --                 --         $1,887,654        $ 6,298,897
  Outstanding units: Type 1 (note
     5)..........................           --                  --                 --             80,121            164,584
  Unit Value -- Type 1...........           --                  --                 --         $    23.56        $     38.27
                                     =========          ==========           ========         ==========        ===========
  Net Assets: Type 2.............     $439,976          $1,008,366           $162,735         $6,455,528        $ 5,255,652
  Outstanding units: Type 2 (note
     5)..........................       43,547              98,589             15,932            547,818            381,397
  Unit Value -- Type 2...........     $  10.10          $    10.23           $  10.21         $    11.78        $     13.78
                                     =========          ==========           ========         ==========        ===========
     Total net assets............     $439,976          $1,008,366           $162,735         $8,343,182        $11,554,549
                                     =========          ==========           ========         ==========        ===========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

--------------------------------------------------------------------------------------------------------
                                    STRATEGIC       HIGH      OPPENHEIMER    DIVERSIFIED     LARGE CAP
                                     INCOME        INCOME     HIGH INCOME      INCOME          VALUE
                                   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN MFS VARIABLE
  INSURANCE TRUST:
  Strategic Income Series, 58,263
  shares at net asset value of
  $10.49 per share (cost
  $593,793)......................    $611,179    $       --     $     --     $        --    $         --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  High Income Fund, 161,419
  shares at net asset value of
  $10.45 per share (cost
  $1,665,242)....................          --     1,686,367           --              --              --
INVESTMENTS IN OPPENHEIMER
  VARIABLE ACCOUNTS TRUST:
  High Income Fund/VA, 73,743
  shares at net asset value of
  $8.24 per share (cost
  $602,143)......................          --            --      607,642              --              --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Diversified Income Fund,
  3,808,986 shares at net asset
  value of $19.11 per share (cost
  $64,207,574)...................          --            --           --      72,800,759              --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Large Cap Value Fund, 2,880,896
  shares at net asset value of
  $37.33 per share (cost
  $72,775,754)...................          --            --           --              --     107,541,559
                                    ---------   -----------    ---------    ------------   -------------
       Total assets..............    $611,179    $1,686,367     $607,642     $72,800,759    $107,541,559
                                    ---------   -----------    ---------    ------------   -------------
LIABILITIES:
Accrued adverse mortality and
  expense charges................         419         1,190          414          49,970          73,231
                                    ---------   -----------    ---------    ------------   -------------
     Total liabilities...........         419         1,190          414          49,970          73,231
                                    ---------   -----------    ---------    ------------   -------------
                                     $610,760    $1,685,177     $607,228     $72,750,789    $107,468,328
                                    =========   ===========    =========    ============   =============
NET ASSETS:
  Net Assets: Type 1.............    $599,493            --           --     $61,760,602    $ 91,788,955
  Outstanding units: Type 1 (note
     5)..........................      34,021            --           --       1,000,697         886,688
  Unit Value -- Type 1...........    $  17.62            --           --     $     61.72    $     103.51
                                    =========   ===========    =========    ============   =============
  Net Assets: Type 2.............    $ 11,267    $1,685,177     $607,228     $10,990,187    $ 15,679,373
  Outstanding units: Type 2 (note
     5)..........................         760       127,921       43,291         870,165       1,232,655
  Unit Value -- Type 2...........    $  14.82    $    13.17     $  14.03     $     12.63    $      12.72
                                    =========   ===========    =========    ============   =============
     Total net assets............   $ 610,760   $ 1,685,177    $ 607,228    $ 72,750,789   $ 107,468,328
                                    =========   ===========    =========    ============   =============





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

-------------------------------------------------------------------------------------------------------
                                      LARGE CAP      MID CAP        MID CAP      SMALL CAP    SMALL CAP
                                       GROWTH         VALUE         GROWTH         VALUE       GROWTH
                                     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Large Cap Growth Fund,
  1,948,757 shares at net asset
  value of $24.25 per share (cost
  $36,535,800)...................    $47,248,104    $       --    $        --     $    --      $    --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Mid Cap Value Fund, 432,036
  shares at net asset value of
  $18.56 per share (cost
  $6,722,532)....................             --     8,017,822             --          --           --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Mid Cap Growth Fund, 2,683,611
  shares at net asset value of
  $6.62 per share (cost
  $15,457,684)...................             --            --     17,773,452          --           --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Small Cap Value Fund, 2,103
  shares at net asset value of
  $9.62 per share (cost
  $20,661).......................             --            --             --      20,237           --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Small Cap Growth Fund, 1,157
  shares at net asset value of
  $10.41 per share (cost
  $12,042).......................             --            --             --          --       12,052
                                    ------------   -----------   ------------    --------     --------
       Total assets..............    $47,248,104    $8,017,822    $17,773,452     $20,237      $12,052
                                    ------------   -----------   ------------    --------     --------
LIABILITIES:
Accrued adverse mortality and
  expense charges................         31,925         5,440         12,080           7            2
                                    ------------   -----------   ------------    --------     --------
     Total liabilities...........         31,925         5,440         12,080           7            2
                                    ------------   -----------   ------------    --------     --------
                                     $47,216,179    $8,012,382    $17,761,372     $20,230      $12,050
                                    ============   ===========   ============    ========     ========
NET ASSETS:
  Net Assets: Type 1.............    $36,311,433            --     11,567,670          --           --
  Outstanding units: Type 1 (note
     5)..........................      1,078,458            --        606,440          --           --
  Unit Value -- Type 1...........    $     33.67            --    $     19.07          --           --
                                    ============   ===========   ============    ========     ========
  Net Assets: Type 2.............    $10,904,746    $8,012,382    $ 6,193,702     $20,230      $12,050
  Outstanding units: Type 2 (note
     5)..........................        986,855       349,481        324,788       2,147        1,225
  Unit Value -- Type 2...........    $     11.05    $    22.93    $     19.07     $  9.42      $  9.84
                                    ============   ===========   ============    ========     ========
     Total net assets............   $ 47,216,179   $ 8,012,382   $ 17,761,372    $ 20,230     $ 12,050
                                    ============   ===========   ============    ========     ========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

----------------------------------------------------------------------------------------------------
                                                                             T. ROWE
                                               GLOBAL     INTERNATIONAL   INTERNATIONAL   DEVELOPING
                                             SECURITIES       STOCK           STOCK         MARKETS
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Global Securities Fund, 73,282 shares at
  net asset value of $15.41 per share
  (cost $914,350).........................   $1,129,475     $       --      $        --     $    --
INVESTMENTS IN ULTRA SERIES FUNDS:
  International Stock Fund, 216,626 shares
  at net asset value of $15.00 per share
  (cost $2,564,129).......................           --      3,249,216               --          --
INVESTMENTS IN T. ROWE PRICE INTERNATIONAL
  SERIES, INC.:
  International Stock Portfolio, 572,727
  shares at net asset value of $20.32 per
  share (cost $8,176,807).................           --             --       11,637,811          --
INVESTMENTS IN TEMPLETON VARIABLE
  INSURANCE PRODUCTS SERIES FUND:
  Developing Markets Securities Series,
  5,787 shares at net asset value of
  $15.78 per share (cost $35,705).........           --             --               --      91,324
                                            -----------    -----------     ------------    --------
       Total assets.......................   $1,129,475     $3,249,216      $11,637,811     $91,324
                                            -----------    -----------     ------------    --------
LIABILITIES:
Accrued adverse mortality and expense
  charges.................................          766          2,153            7,655          58
                                            -----------    -----------     ------------    --------
     Total liabilities....................          766          2,153            7,655          58
                                            -----------    -----------     ------------    --------
                                             $1,128,709     $3,247,063      $11,630,156     $91,266
                                            ===========    ===========     ============    ========
NET ASSETS:
  Net Assets: Type 1......................           --             --      $11,002,631          --
  Outstanding units: Type 1 (note 5)......           --             --          520,105          --
  Unit Value -- Type 1....................           --             --      $     21.15          --
                                            ===========    ===========     ============    ========
  Net Assets: Type 2......................   $1,128,709     $3,247,063      $   627,525     $91,266
  Outstanding units: Type 2 (note 5)......       48,377        133,532           49,025       3,763
  Unit Value -- Type 2....................   $    23.33     $    24.32      $     12.80     $ 24.25
                                            ===========    ===========     ============    ========
     Total net assets.....................  $ 1,128,709    $ 3,247,063     $ 11,630,156    $ 91,266
                                            ===========    ===========     ============    ========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
   STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)


---------------------------------------------------------------------------------------------------
                                   CONSERVATIVE    MODERATE    AGGRESSIVE      MONEY
                                    ALLOCATION    ALLOCATION   ALLOCATION     MARKET        BOND
                                    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................      $    2       $    83       $   16      $268,127     $  8,011
  Adverse mortality and expense
     charges (note 3)............         (68)       (1,420)        (370)      (50,788)     (78,382)
                                      -------      --------      -------     ---------    ---------
  Net investment income (loss)...         (66)       (1,337)        (354)      217,339      (70,371)
                                      -------      --------      -------     ---------    ---------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain (loss) on sale of
     fund shares.................          (2)           51          (21)           --      (24,117)
  Realized gain distributions....          32         4,642        2,261            --           --
                                      -------      --------      -------     ---------    ---------
  Net realized gain (loss) on
     investments.................          30         4,693        2,240            --      (24,117)
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:................       2,221        35,953          980            --      280,208
                                      -------      --------      -------     ---------    ---------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................     $ 2,185      $ 39,309      $ 2,866     $ 217,339    $ 185,720
                                      =======      ========      =======     =========    =========





------------------------------------------------------------------------------------------------------
                                     STRATEGIC                 OPPENHEIMER   DIVERSIFIED    LARGE CAP
                                      INCOME     HIGH INCOME   HIGH INCOME      INCOME        VALUE
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................     $ 29,354     $    287      $ 43,190     $   28,917    $   29,269
  Adverse mortality and expense
     charges (note 3)............       (4,139)     (11,964)       (4,140)      (493,606)     (729,557)
                                     ---------    ---------     ---------    -----------   -----------
  Net investment income (loss)...       25,215      (11,677)       39,050       (464,689)     (700,288)
                                     ---------    ---------     ---------    -----------   -----------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain (loss) on sale of
     fund shares.................          828          604           219        659,956     3,079,378
  Realized gain distributions....           --          768            --         49,727        45,734
                                     ---------    ---------     ---------    -----------   -----------
  Net realized gain (loss) on
     investments.................          828        1,372           219        709,683     3,125,112
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:................      (10,880)      41,953       (22,087)     1,875,843     3,543,797
                                     ---------    ---------     ---------    -----------   -----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................    $  15,163    $  31,648     $  17,182    $ 2,120,837   $ 5,968,621
                                     =========    =========     =========    ===========   ===========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                       LARGE CAP           MID CAP             MID CAP           SMALL CAP           SMALL CAP
                                        GROWTH              VALUE              GROWTH              VALUE               GROWTH
                                      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income...............         $    4,528            $  3,927         $       --               $  --                 $--
  Adverse mortality and expense
     charges (note 3)...........           (304,346)            (56,241)          (117,565)                (21)                 (4)
                                         ----------            --------         ----------               -----                 ---
  Net investment income (loss)..           (299,818)            (52,314)          (117,565)                (21)                 (4)
                                         ----------            --------         ----------               -----                 ---
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain (loss) on sale
     of fund shares.............            653,638             365,926            185,611                 (11)                  4
  Realized gain distributions...                 --              12,924            236,704                  --                  --
                                         ----------            --------         ----------               -----                 ---
  Net realized gain (loss) on
     investments................            653,638             378,850            422,315                 (11)                  4
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:...............          4,880,106             162,620          1,854,925                (423)                 10
                                         ----------            --------         ----------               -----                 ---
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS....................          5,233,926             489,156          2,159,675                (455)                 10
                                         ==========            ========         ==========               =====                 ===





-----------------------------------------------------------------------------------------
                                                                  T. ROWE
                                    GLOBAL     INTERNATIONAL   INTERNATIONAL   DEVELOPING
                                  SECURITIES       STOCK           STOCK         MARKETS
                                  SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income...............    $ 1,684       $  3,981       $       --      $ 1,884
  Adverse mortality and expense
     charges (note 3)...........     (7,182)       (20,318)         (74,717)        (574)
                                   --------      ---------      -----------     --------
  Net investment income (loss)..     (5,498)       (16,337)         (74,717)       1,310
                                   --------      ---------      -----------     --------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain (loss) on sale
     of fund shares.............     16,021         36,786          290,268       12,010
  Realized gain distributions...     10,547         38,710               --        6,472
                                   --------      ---------      -----------     --------
  Net realized gain (loss) on
     investments................     26,568         75,496          290,268       18,482
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:...............     58,264        216,172        1,079,767          136
                                   --------      ---------      -----------     --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS....................   $ 79,334      $ 275,331      $ 1,295,318     $ 19,928
                                   ========      =========      ===========     ========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)


---------------------------------------------------------------------------------------------------------------
                                     CONSERVATIVE ALLOCATION SUBACCOUNT       MODERATE ALLOCATION SUBACCOUNT
                                    FOR PERIOD ENDED                       FOR PERIOD ENDED
                                   SEPTEMBER 30, 2007                     SEPTEMBER 30, 2007
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...        $    (66)                             $   (1,337)
  Net realized gain (loss) on
     investments.................              30                                   4,693
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................           2,221                                  35,953
                                        ---------                             -----------
       Net increase (decrease) in
          net assets from
          operations.............           2,185                                  39,309
                                        ---------                             -----------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................          19,981                                 108,744
  Transfers between subaccounts
     (including fixed accounts),
     net.........................         418,700                                 874,865
  Transfers for contract benefits
     and terminations............              --                                      --
  Contract charges and fees......            (890)                                (14,552)
                                        ---------                             -----------
     Net increase (decrease) in
       net assets from contract
       transactions..............         437,791                                 969,057
                                        ---------                             -----------
  Total increase (decrease) in
     net assets..................         439,976                               1,008,366
NET ASSETS:
  Beginning of period............              --                                      --
                                        ---------                             -----------
  Ending of period...............       $ 439,976                             $ 1,008,366
                                        =========                             ===========





---------------------------------------------------------------------------------------------------------------
                                      AGGRESSIVE ALLOCATION SUBACCOUNT           MONEY MARKET SUBACCOUNT
                                    FOR PERIOD ENDED                       FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007                     SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...        $   (354)                            $   217,339         $   188,413
  Net realized gain (loss) on
     investments.................           2,240                                      --                  --
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................             980                                      --                  --
                                        ---------                            ------------        ------------
       Net increase (decrease) in
          net assets from
          operations.............           2,866                                 217,339             188,413
                                        ---------                            ------------        ------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................          78,813                                 363,955             470,304
  Transfers between subaccounts
     (including fixed accounts),
     net.........................          85,293                               3,450,544             414,009
  Transfers for contract benefits
     and terminations............              --                              (1,147,717)         (1,116,495)
  Contract charges and fees......          (4,237)                               (276,536)           (344,933)
                                        ---------                            ------------        ------------
     Net increase (decrease) in
       net assets from contract
       transactions..............         159,869                               2,390,246            (577,115)
                                        ---------                            ------------        ------------
  Total increase (decrease) in
     net assets..................         162,735                               2,607,585            (388,702)
NET ASSETS:
  Beginning of period............              --                               5,735,597           6,124,299
                                        ---------                            ------------        ------------
  Ending of period...............       $ 162,735                            $  8,343,182        $  5,735,597
                                        =========                            ============        ============





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                          BOND SUBACCOUNT                    STRATEGIC INCOME SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................      $   (70,371)         $   397,638           $ 25,215            $ 26,627
  Net realized gain (loss)
     on investments.........          (24,117)             (19,195)               828               5,497
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............          280,208              (39,440)           (10,880)              1,941
                                 ------------         ------------          ---------           ---------
       Net increase
          (decrease) in net
          assets from
          operations........          185,720              339,003             15,163              34,065
                                 ------------         ------------          ---------           ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........          575,022              801,986                 92                 385
  Transfers between
     subaccounts (including
     fixed accounts), net...          315,915              417,930             (1,623)             (1,399)
  Transfers for contract
     benefits and
     terminations...........         (376,734)            (828,415)            (6,122)            (12,770)
  Contract charges and
     fees...................         (406,722)            (552,995)           (15,872)            (21,747)
                                 ------------         ------------          ---------           ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........          107,481             (161,494)           (23,525)            (35,531)
                                 ------------         ------------          ---------           ---------
  Total increase (decrease)
     in net assets..........          293,201              177,509             (8,362)             (1,466)
NET ASSETS:
  Beginning of period.......       11,261,348           11,083,839            619,122             620,588
                                 ------------         ------------          ---------           ---------
  Ending of period..........     $ 11,554,549         $ 11,261,348          $ 610,760           $ 619,122
                                 ============         ============          =========           =========




-------------------------------------------------------------------------------------------------------------
                                      HIGH INCOME SUBACCOUNT             OPPENHEIMER HIGH INCOME SUBACCOUNT
                               FOR PERIOD ENDED     FOR PERIOD ENDED    FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................       $  (11,677)         $  101,957            $ 39,050            $ 41,639
  Net realized gain (loss)
     on investments.........            1,372               2,383                 219                 274
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............           41,953              16,503             (22,087)              8,360
                                  -----------         -----------           ---------           ---------
       Net increase
          (decrease) in net
          assets from
          operations........           31,648             120,843              17,182              50,273
                                  -----------         -----------           ---------           ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........          162,538             235,614                  --                  --
  Transfers between
     subaccounts (including
     fixed accounts), net...         (135,348)            211,735              (2,294)            (27,155)
  Transfers for contract
     benefits and
     terminations...........          (18,486)            (29,811)             (7,936)            (20,462)
  Contract charges and
     fees...................          (59,420)            (71,938)            (13,244)            (20,328)
                                  -----------         -----------           ---------           ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........          (50,716)            345,600             (23,474)            (67,945)
                                  -----------         -----------           ---------           ---------
  Total increase (decrease)
     in net assets..........          (19,068)            466,443              (6,292)            (17,672)
NET ASSETS:
  Beginning of period.......        1,704,245           1,237,802             613,520             631,192
                                  -----------         -----------           ---------           ---------
  Ending of period..........      $ 1,685,177         $ 1,704,245           $ 607,228           $ 613,520
                                  ===========         ===========           =========           =========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                   DIVERSIFIED INCOME SUBACCOUNT             LARGE CAP VALUE SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................      $  (464,689)         $ 1,250,152         $   (700,288)       $  1,004,642
  Net realized gain (loss)
     on investments.........          709,683           10,137,055            3,125,112           9,918,074
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............        1,875,843           (5,007,690)           3,543,797           7,395,469
                                 ------------         ------------        -------------       -------------
       Net increase
          (decrease) in net
          assets from
          operations........        2,120,837            6,379,517            5,968,621          18,318,185
                                 ------------         ------------        -------------       -------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........        4,035,456            5,552,114            5,051,170           7,030,168
  Transfers between
     subaccounts (including
     fixed accounts), net...         (132,806)            (965,322)          (1,758,469)         (1,343,259)
  Transfers for contract
     benefits and
     terminations...........       (4,770,727)          (7,360,055)          (6,492,430)         (8,236,912)
  Contract charges and
     fees...................       (3,292,580)          (4,593,883)          (3,677,437)         (4,988,668)
                                 ------------         ------------        -------------       -------------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........       (4,160,657)          (7,367,146)          (6,877,166)         (7,538,671)
                                 ------------         ------------        -------------       -------------
  Total increase (decrease)
     in net assets..........       (2,039,820)            (987,629)            (908,545)         10,779,514
NET ASSETS:
  Beginning of period.......       74,790,609           75,778,238          108,376,873          97,597,359
                                 ------------         ------------        -------------       -------------
  Ending of period..........     $ 72,750,789         $ 74,790,609        $ 107,468,328       $ 108,376,873
                                 ============         ============        =============       =============




-------------------------------------------------------------------------------------------------------------
                                    LARGE CAP GROWTH SUBACCOUNT               MID CAP VALUE SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................      $  (299,818)         $  (229,765)         $  (52,314)         $      (308)
  Net realized gain (loss)
     on investments.........          653,638              497,723             378,850            1,472,094
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............        4,880,106            2,627,928             162,620             (238,676)
                                 ------------         ------------         -----------         ------------
     Net increase (decrease)
       in net assets from
       operations...........        5,233,926            2,895,886             489,156            1,233,110
                                 ------------         ------------         -----------         ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........        2,755,073            3,920,972             688,488              851,628
  Transfers between
     subaccounts (including
     fixed accounts), net...         (465,060)            (544,695)           (223,033)          (1,235,756)
  Transfers for contract
     benefits and
     terminations...........       (2,627,915)          (4,317,775)           (249,984)            (284,751)
  Contract charges and
     fees...................       (1,674,263)          (2,336,334)           (372,355)            (505,406)
                                 ------------         ------------         -----------         ------------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........       (2,012,165)          (3,277,832)           (156,884)          (1,174,285)
                                 ------------         ------------         -----------         ------------
  Total increase (decrease)
     in net assets..........        3,221,761             (381,946)            332,272               58,825
NET ASSETS:
  Beginning of period.......       43,994,418           44,376,364           7,680,110            7,621,285
                                 ------------         ------------         -----------         ------------
  Ending of period..........     $ 47,216,179         $ 43,994,418         $ 8,012,382         $  7,680,110
                                 ============         ============         ===========         ============





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                     MID CAP GROWTH SUBACCOUNT               SMALL CAP VALUE SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................      $  (117,565)         $  (140,594)          $   (21)
  Net realized gain (loss)
     on investments.........          422,315            4,111,682               (11)
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............        1,854,925           (2,397,549)             (423)
                                 ------------         ------------          --------
       Net increase
          (decrease) in net
          assets from
          operations........        2,159,675            1,573,539              (455)
                                 ------------         ------------          --------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........        1,150,023            1,702,020            15,806
  Transfers between
     subaccounts (including
     fixed accounts), net...           32,087             (258,652)            5,297
  Transfers for contract
     benefits and
     terminations...........       (1,225,702)          (1,436,232)             (179)
  Contract charges and
     fees...................         (730,827)            (969,685)             (239)
                                 ------------         ------------          --------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........         (774,419)            (962,549)           20,685
                                 ------------         ------------          --------
  Total increase (decrease)
     in net assets..........        1,385,256              610,990            20,230
NET ASSETS:
  Beginning of period.......       16,376,116           15,765,126                --
                                 ------------         ------------          --------
  Ending of period..........     $ 17,761,372         $ 16,376,116          $ 20,230
                                 ============         ============          ========




--------------------------------------------------------------------------------------------------------------
                                    SMALL CAP GROWTH SUBACCOUNT              GLOBAL SECURITIES SUBACCOUNT
                               FOR PERIOD ENDED                          FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007                        SEPTEMBER 30, 2007   DECEMBER 31, 2006
--------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................        $    (4)                                 $   (5,498)          $ 23,889
  Net realized gain (loss)
     on investments.........              4                                      26,568             33,202
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............             10                                      58,264             69,487
                                   --------                                 -----------          ---------
       Net increase
          (decrease) in net
          assets from
          operations........             10                                      79,334            126,578
                                   --------                                 -----------          ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........         11,654                                     174,720            254,829
  Transfers between
     subaccounts (including
     fixed accounts), net...            739                                     (17,832)            92,480
  Transfers for contract
     benefits and
     terminations...........           (187)                                    (30,430)           (26,013)
  Contract charges and
     fees...................           (166)                                    (55,661)           (59,780)
                                   --------                                 -----------          ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........         12,040                                      70,797            261,516
                                   --------                                 -----------          ---------
  Total increase (decrease)
     in net assets..........         12,050                                     150,131            388,094
NET ASSETS:
  Beginning of period.......             --                                     978,578            590,484
                                   --------                                 -----------          ---------
  Ending of period..........       $ 12,050                                 $ 1,128,709          $ 978,578
                                   ========                                 ===========          =========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

----------------------------------------------------------------------------------------------------------------
                                  INTERNATIONAL STOCK SUBACCOUNT         T. ROWE INTERNATIONAL STOCK SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED        FOR PERIOD ENDED         YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006    SEPTEMBER 30, 2007    DECEMBER 31, 2006
----------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................       $  (16,337)         $   15,255       $          (74,717)   $           30,870
  Net realized gain (loss)
     on investments.........           75,496             276,619                  290,268               321,225
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............          216,172             169,681                1,079,767             1,300,606
                                  -----------         -----------      -------------------   -------------------
       Net increase
          (decrease) in net
          assets from
          operations........          275,331             461,555                1,295,318             1,652,701
                                  -----------         -----------      -------------------   -------------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........          377,736             409,863                  475,326               677,132
  Transfers between
     subaccounts (including
     fixed accounts), net...          108,922             283,742                  377,934               783,795
  Transfers for contract
     benefits and
     terminations...........          (73,473)            (80,785)                (986,539)           (1,174,710)
  Contract charges and
     fees...................         (128,802)           (138,096)                (336,874)             (438,928)
                                  -----------         -----------      -------------------   -------------------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........          284,383             474,724                 (470,153)             (152,711)
                                  -----------         -----------      -------------------   -------------------
  Total increase (decrease)
     in net assets..........          559,714             936,279                  825,165             1,499,990
NET ASSETS:
  Beginning of period.......        2,687,349           1,751,070               10,804,991             9,305,001
                                  -----------         -----------      -------------------   -------------------
  Ending of period..........      $ 3,247,063         $ 2,687,349      $        11,630,156   $        10,804,991
                                  ===========         ===========      ===================   ===================




-----------------------------------------------------------------
                                   DEVELOPING MARKET SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED
-----------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................       $    1,310          $      254
  Net realized gain (loss)
     on investments.........           18,482              17,384
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............              136               3,499
                                  -----------         -----------
       Net increase
          (decrease) in net
          assets from
          operations........           19,928              21,137
                                  -----------         -----------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........               --                  --
  Transfers between
     subaccounts (including
     fixed accounts), net...          (12,998)             (2,968)
  Transfers for contract
     benefits and
     terminations...........           (1,313)            (20,825)
  Contract charges and
     fees...................           (4,310)             (7,124)
                                  -----------         -----------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........          (18,621)            (30,917)
                                  -----------         -----------
  Total increase (decrease)
     in net assets..........            1,307              (9,780)
NET ASSETS:
  Beginning of period.......           89,959              99,739
                                  -----------         -----------
  Ending of period..........      $    91,266         $    89,959
                                  ===========         ===========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Account (the Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under flexible premium variable life insurance policies.

     Although the assets of the Account are the property of the Company, those assets attributable to the policies are not chargeable with liabilities arising out of any other business which the Company may conduct.

     The net assets maintained in the Account attributable to the policies provide the base for the periodic determination of the increased or decreased benefits under the policies. The net assets may not be less than the amount required under state insurance law to provide certain death benefits and other policy benefits. Additional assets are held in the Company's general account to cover death benefits in excess of the accumulated value.

     The Account currently sells two variable products: MEMBERS(R) Variable Universal Life (Type 1) and MEMBERS(R) Variable Universal Life II (Type 2).

     The accompanying financial statements include only the policyholder deposits applicable to the variable portions of the policies and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Account currently is divided into nineteen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund (the term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares), T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Accounts Trust, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests). The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has fifteen funds available as investment options under the policies. MFS(R) Variable Insurance Trust(SM), T. Rowe Price International Series, Inc., Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option. T. Rowe Price International Series, Inc., Ultra Series Funds, MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the policies. These fund companies may, in the future, create additional funds that may or may not be available as investment options under the policies.

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the Company, and the companies have a common management team and board of directors.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages its assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Account. If such taxes are incurred by the Company in the future, a charge to the Account may be assessed.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Policy Charges

     In addition to charges for state taxes, which reduce premiums prior to the allocation of net premiums to the subaccounts of the Account, the following charges may be deducted by the Company by redeeming an appropriate number of units for each policy.

     ADMINISTRATIVE FEE: The Company will have primary responsibility for the administration of the Account and the policies issued. As reimbursement for these expenses, the Company may assess each policy a monthly administrative fee. This fee on an annual basis is $0.45 per $1,000 of specified amount for the first 10 policy years.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     DEFERRED CONTINGENT SALES AND ADMINISTRATIVE CHARGES: For the Type 1 product, the sales and administrative expenses incurred when a policy is issued are deferred (Deferred Charges) until the policy is surrendered. Such charges are not collected at all if the policy is held for nine years, or if the insured dies during that period. In no instance will the charge exceed 30 percent of the lesser of premiums paid or the Guideline Annual Premium (as defined under the Investment Company Act of 1940) of the policy. The Deferred Charges are normally built up in the general account of the Company in twelve equal increments during the first policy year. Beginning on the second policy anniversary, incremental amounts are released by transfer allocations back to the subaccounts on each anniversary until the tenth policy anniversary when all remaining Deferred Charges are released. All amounts in the Deferred Charges Account are held and interest credited to the policy at a minimum rate of 4 percent with the Company crediting additional amounts at its discretion.

     For Type 2 product, a surrender charge is deducted to reimburse the Company for sales expenses and policy issue expenses, including but not limited to sales representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses. The surrender charges are deducted from the proceeds in the event of a complete surrender of the policy during the first nine policy years or the first nine years following an increase in specified amount. If the policy is not surrendered in the first nine policy years or the first nine years following an increase in specified amount, there is no charge.

     POLICY FEE: The Company will incur first-year expenses upon issue of a policy, and will assess each policy a monthly policy fee in the amount of $6 per month ($3 per month for issue ages 0-19 for the Type I product only) to recover these expenses.

     COST OF INSURANCE AND ADDITIONAL BENEFITS PROVIDED: The Company will assume the responsibility for providing the insurance benefits provided in the policy. The cost of insurance will be determined each month based upon the applicable cost of insurance rates and the net amount at risk. The cost of insurance can vary from month to month since the determination of both the insurance rate and the net amount at risk depends upon a number of variables such as the death benefit option, the specified amount, and the cash value, as described in the Account's prospectus. Several riders are available on the contracts that provide additional benefits, including Children's Insurance, Guaranteed Insurability, Accidental Death Benefit, Other Insured term rider, and Disability Waiver of Deductions or Premium. These charges are deducted each month and can vary based on the amount of additional benefit selected, age of the insured (or other insured) and amount of other policy deductions in the case of the Waiver benefit. The prospectus and contract describe these charges in more detail.

     Account Charges

     MORTALITY AND EXPENSE CHARGE: The Company will deduct daily a mortality and expense risk charge from the Account at an annual rate of 0.90% of the average daily net asset value of the Account. These charges will be deducted by the Company in return for its assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(4) PURCHASES AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the period ended September 30, 2007 were as follows:


----------------------------------------------------------------------------------------
                                                              PURCHASES         SALES
----------------------------------------------------------------------------------------
Conservative Allocation Fund..............................   $   438,302    $        488
Moderate Allocation Fund..................................       980,435           7,401
Aggressive Allocation Fund................................       163,579           1,694
Money Market Fund.........................................     3,998,950       1,389,692
Bond Fund.................................................     1,230,354       1,193,308
Strategic Income Series...................................        29,335          27,670
High Income Fund..........................................       175,082         236,699
Oppenheimer High Income Fund..............................        43,186          27,635
Diversified Income Fund...................................     2,238,489       6,817,780
Large Cap Value Fund......................................     3,018,114      10,554,572
Large Cap Growth Fund.....................................     1,451,214       3,763,003
Mid Cap Value Fund........................................     1,771,765       1,968,844
Mid Cap Growth Fund.......................................       985,719       1,640,751
Small Cap Value Fund......................................        21,127             456
Small Cap Growth Fund.....................................        12,321             283
Global Securities Fund....................................       163,107          87,190
International Stock Fund..................................       504,023         197,006
T. Rowe International Stock Portfolio.....................       629,728       1,174,570
Developing Markets Fund...................................         8,335          19,179


(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the period ended September 30, 2007 and the year ended December 31, 2006 were as follows:


-----------------------------------------------------------------------------------------------------------------------------

                                     CONSERVATIVE                  MODERATE                   AGGRESSIVE             MONEY
                                      ALLOCATION                  ALLOCATION                  ALLOCATION             MARKET
                                      SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT           SUBACCOUNT
                              --------------------------  --------------------------  --------------------------  -----------
                                 TYPE 1*       TYPE 2        TYPE 1*       TYPE 2        TYPE 1*       TYPE 2        TYPE 1
-----------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........                                                                                          145,599
Units sold..................                                                                                           22,327
Units repurchased...........                                                                                          (89,330)
                                            ------------                ------------                ------------      -------
Units outstanding at
  December 31, 2006.........                          --                          --                          --       78,596
Units sold..................                      43,636                     100,108                      16,360       30,393
Units repurchased...........                         (89)                     (1,519)                       (428)     (28,868)
                                            ------------                ------------                ------------      -------
Units outstanding at
  September 30, 2007........                      43,547                      98,589                      15,932       80,121
                                            ============                ============                ============      =======

------------------------------------------

                              MONEY MARKET
                               SUBACCOUNT
                              ------------
                                 TYPE 2
------------------------------------------
Units outstanding at
  December 31, 2005.........       262,985
Units sold..................       196,634
Units repurchased...........      (115,857)
                                  --------
Units outstanding at
  December 31, 2006.........       343,762
Units sold..................       304,449
Units repurchased...........      (100,393)
                                  --------
Units outstanding at
  September 30, 2007........       547,818
                                  ========


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                                OPPENHEIMER
                                                                                                                   HIGH
                                         BOND                 STRATEGIC INCOME             HIGH INCOME            INCOME
                                      SUBACCOUNT                 SUBACCOUNT                 SUBACCOUNT          SUBACCOUNT
                              -------------------------  -------------------------  -------------------------  ------------
                                 TYPE 1       TYPE 2        TYPE 1       TYPE 2        TYPE 1*       TYPE 2       TYPE 1*
---------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........      175,105       356,344       37,396           915                    103,738
Units sold..................       23,392       204,942           23            --                    112,794
Units repurchased...........      (35,269)     (184,037)      (2,078)         (114)                   (84,581)
                                  -------      --------       ------          ----                    -------
Units outstanding at
  December 31, 2006.........      163,228       377,249       35,341           801                    131,951
Units sold..................       28,984       141,863            5            --                     71,849
Units repurchased...........      (27,628)     (137,715)      (1,325)          (41)                   (75,879)
                                  -------      --------       ------          ----                    -------
Units outstanding at
  September 30, 2007........      164,584       381,397       34,021           760                    127,921
                                  =======      ========       ======          ====                    =======

-----------------------------------------
                              OPPENHEIMER
                                  HIGH
                                 INCOME
                               SUBACCOUNT
                              -----------
                                 TYPE 2
-----------------------------------------
Units outstanding at
  December 31, 2005.........       50,192
Units sold..................           --
Units repurchased...........       (5,207)
                                   ------
Units outstanding at
  December 31, 2006.........       44,985
Units sold..................           --
Units repurchased...........       (1,694)
                                   ------
Units outstanding at
  September 30, 2007........       43,291
                                   ======




---------------------------------------------------------------------------------------------------------------------------
                                                                                                                  MID CAP
                                  DIVERSIFIED INCOME          LARGE CAP VALUE           LARGE CAP GROWTH           VALUE
                                      SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT           SUBACCOUNT
                              -------------------------  ------------------------  --------------------------  ------------
                                 TYPE 1       TYPE 2        TYPE 1       TYPE 2       TYPE 1        TYPE 2        TYPE 1*
---------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........    1,189,421       919,992    1,021,616    1,367,777    1,257,731        984,645
Units sold..................      112,809       321,395       93,237      490,495      128,581        418,829
Units repurchased...........     (237,572)     (348,055)    (161,256)    (621,082)    (251,157)      (395,865)
                                ---------      --------    ---------    ---------    ---------      ---------
Units outstanding at
  December 31, 2006.........    1,064,658       893,332      953,597    1,237,190    1,135,155      1,007,609
Units sold..................       72,218       263,643       50,587      463,297       85,251        309,739
Units repurchased...........     (136,179)     (286,810)    (117,496)    (467,832)    (141,948)      (330,493)
                                ---------      --------    ---------    ---------    ---------      ---------
Units outstanding at
  September 30, 2007........    1,000,697       870,165      886,688    1,232,655    1,078,458        986,855
                                =========      ========    =========    =========    =========      =========

------------------------------------------
                                 MID CAP
                                  VALUE
                               SUBACCOUNT
                              ------------
                                 TYPE 2
------------------------------------------
Units outstanding at
  December 31, 2005.........       405,787
Units sold..................       158,833
Units repurchased...........      (211,880)
                                  --------
Units outstanding at
  December 31, 2006.........       352,740
Units sold..................       173,379
Units repurchased...........      (176,638)
                                  --------
Units outstanding at
  September 30, 2007........       349,481
                                  ========




------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     GLOBAL
                                    MID CAP GROWTH              SMALL CAP VALUE            SMALL CAP GROWTH        SECURITIES
                                      SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT           SUBACCOUNT
                              --------------------------  --------------------------  --------------------------  ------------
                                 TYPE 1        TYPE 2        TYPE 1*       TYPE 2        TYPE 1*       TYPE 2        TYPE 1*
------------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........       715,853       317,712
Units sold..................       118,659       186,094
Units repurchased...........      (195,405)     (170,382)
                                  --------      --------                ------------                ------------
Units outstanding at
  December 31, 2006.........       639,107       333,424                          --                          --
Units sold..................        59,181       116,936                       2,295                       1,365
Units repurchased...........       (91,848)     (125,572)                       (148)                       (140)
                                  --------      --------                ------------                ------------
Units outstanding at
  September 30, 2007........       606,440       324,788                       2,147                       1,225
                                  ========      ========                ============                ============

------------------------------------------
                                 GLOBAL
                               SECURITIES
                               SUBACCOUNT
                              ------------
                                 TYPE 2
------------------------------------------
Units outstanding at
  December 31, 2005.........        31,740
Units sold..................        55,034
Units repurchased...........       (41,562)
                                   -------
Units outstanding at
  December 31, 2006.........        45,212
Units sold..................        40,638
Units repurchased...........       (37,473)
                                   -------
Units outstanding at
  September 30, 2007........        48,377
                                   =======




------------------------------------------------------------------------------------------------------------------------------
                                                                    T. ROWE
                                  INTERNATIONAL STOCK         INTERNATIONAL STOCK          DEVELOPING MARKET
                                      SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                              --------------------------  --------------------------  --------------------------
                                 TYPE 1*       TYPE 2        TYPE 1        TYPE 2        TYPE 1*       TYPE 2
------------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........                      97,195       540,712        70,273                       6,589
Units sold..................                      89,200       141,259            --                          --
Units repurchased...........                     (65,222)     (144,762)       (9,943)                     (1,908)
                                                 -------      --------       -------                      ------
Units outstanding at
  December 31, 2006.........                     121,173       537,209        60,330                       4,681
Units sold..................                      64,404        62,030            --                          --
Units repurchased...........                     (52,045)      (79,134)      (11,305)                       (918)
                                                 -------      --------       -------                      ------
Units outstanding at
  September 30, 2007........                     133,532       520,105        49,025                       3,763
                                                 =======      ========       =======                      ======

------------------------------------------
------------------------------------------
Units outstanding at
  December 31, 2005.........
Units sold..................
Units repurchased...........
Units outstanding at
  December 31, 2006.........
Units sold..................
Units repurchased...........
Units outstanding at
  September 30, 2007........



* This fund not available in this product type.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) CONDENSED FINANCIAL INFORMATION

     The table below gives per unit information about the financial history of each subaccount for each period.

--------------------------------------------------------------------------------------------------------------------------------
                                                           CONSERVATIVE ALLOCATION SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......              $10.10

Net Assets at end of
  period (000's).....                $440

Units outstanding at
  end of period
  (000's)............                  44

Total return(1)......               1.00%***

Investment income
  ratio(2)...........               0.00%

Expense ratio(3).....               0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                             MODERATE ALLOCATION SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......              $10.23

Net Assets at end of
  period (000's).....              $1,008

Units outstanding at
  end of period
  (000's)............                  99

Total return(1)......               2.30%***

Investment income
  ratio(2)...........               0.02%

Expense ratio(3).....               0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                            AGGRESSIVE ALLOCATION SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......              $10.21

Net Assets at end of
  period (000's).....                 $16

Units outstanding at
  end of period
  (000's)............                  16

Total return(1)......               2.10%***

Investment income
  ratio(2)...........               0.01%

Expense ratio(3).....               0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                                MONEY MARKET SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $22.89    $11.45    $22.10    $11.05    $21.69    $10.85    $21.69     $10.85       $21.72      $10.87

  End of period......    $23.56    $11.78    $22.89    $11.45    $22.10    $11.05    $21.69     $10.85       $21.69      $10.85

Net Assets at end of
  period (000's).....    $1,888      $548    $1,800    $3,936    $3,218    $2,906    $2,275     $3,103       $2,463      $2,628

Units outstanding at
  end of period
  (000's)............        80       548        79       344       146       263       105        286          114         242

Total return(1)......     2.93%     2.88%     3.57%     3.62%     1.89%     1.84%     0.05%      0.00%       (0.14%)     (0.18%)

Investment income
  ratio(2)...........     3.42%     3.42%     4.38%     4.38%     2.77%     2.77%     0.91%      0.91%        0.76%       0.76%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                                    BOND SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $37.65    $13.56    $36.53    $13.15    $35.95    $12.95    $35.10     $12.64       $34.37      $12.38

  End of period......    $38.27    $13.78    $37.65    $13.56    $36.53    $13.15    $35.95     $12.95       $35.10      $12.64

Net Assets at end of
  period (000's).....    $6,299    $5,256    $6,146    $5,115    $6,398    $4,686    $6,116     $5,255       $6,406      $4,593

Units outstanding at
  end of period
  (000's)............       165       381       163       377       175       356       170        406          183         363

Total return(1)......     1.65%     1.62%     3.07%     3.12%     1.61%     1.54%     2.42%      2.45%        2.12%       2.10%

Investment income
  ratio(2)...........     0.07%     0.07%     4.49%     4.49%     3.87%     3.87%     4.23%      4.23%        4.59%       4.59%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                              STRATEGIC INCOME SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $17.19    $14.46    $16.26    $13.68    $16.10    $13.54    $15.08     $12.69       $13.79      $11.60

  End of period......    $17.62    $14.82    $17.19    $14.46    $16.26    $13.68    $16.10     $13.54       $15.08      $12.69

Net Assets at end of
  period (000's).....      $599       $11      $608       $12      $608       $13      $640        $13         $631         $13

Units outstanding at
  end of period
  (000's)............        34         1        35         1        37         1        40          1           42           1

Total return(1)......     2.50%     2.49%     5.72%     5.70%     0.99%     1.03%     6.76%      6.70%        9.35%       9.40%

Investment income
  ratio(2)...........     4.77%     4.77%     5.24%     5.24%     6.81%     6.81%     5.16%      5.16%        5.19%       5.19%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                                 HIGH INCOME SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $12.92              $11.93              $11.74               $10.88                   $10.00

  End of period......              $13.17              $12.92              $11.93               $11.74                   $10.88

Net Assets at end of
  period (000's).....              $1,685              $1,704              $1,238                 $997                     $414

Units outstanding at
  end of period
  (000's)............                 128                 132                 104                   85                       38

Total return(1)......               1.93%               8.30%               1.62%                7.90%                    8.80%

Investment income
  ratio(2)...........               0.02%               7.68%               6.75%                8.89%                   10.92%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                           OPPENHEIMER HIGH INCOME SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $13.64              $12.58              $12.40               $11.48                    $9.35

  End of period......              $14.03              $13.64              $12.58               $12.40                   $11.48

Net Assets at end of
  period (000's).....                $607                $614                $631                 $670                     $781

Units outstanding at
  end of period
  (000's)............                  43                  45                  50                   54                       68

Total return(1)......               2.86%               8.43%               1.45%                8.01%                   22.78%

Investment income
  ratio(2)...........               7.03%               7.55%               6.50%                6.26%                    7.20%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                             DIVERSIFIED INCOME SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $59.96    $12.27    $55.01    $11.25    $53.42    $10.93    $49.75     $10.18       $42.97       $8.79

  End of period......    $61.72    $12.63    $59.96    $12.27    $55.01    $11.25    $53.42     $10.93       $49.75      $10.18

Net Assets at end of
  period (000's).....   $61,761   $10,990   $63,829   $10,961   $65,428   $10,350   $67,268     $9,445      $67,334      $8,209

Units outstanding at
  end of period
  (000's)............     1,001       870     1,065       893     1,189       920     1,259        864        1,353         806

Total return(1)......     2.94%     2.93%     9.00%     9.07%     2.98%     2.93%     7.38%      7.37%       15.78%      15.81%

Investment income
  ratio(2)...........     0.04%     0.04%     2.58%     2.58%     2.26%     2.26%     2.30%      2.30%        2.65%       2.65%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                               LARGE CAP VALUE SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $98.02    $12.05    $82.03    $10.08    $78.39     $9.64    $70.35      $8.65       $56.39       $6.93

  End of period......   $103.51    $12.72    $98.02    $12.05    $82.03    $10.08    $78.39      $9.64       $70.35       $8.65

Net Assets at end of
  period (000's).....   $91,789   $15,679   $93,469   $14,908   $83,810   $13,787   $84,453    $12,394      $79,537      $9,765

Units outstanding at
  end of period
  (000's)............       887     1,233       954     1,237     1,022     1,368     1,077      1,286        1,131       1,129

Total return(1)......     5.60%     5.56%    19.49%    19.54%     4.64%     4.56%    11.43%     11.45%       24.76%      24.82%

Investment income
  ratio(2)...........     0.03%     0.03%     1.87%     1.87%     1.74%     1.74%     1.60%      1.60%        1.65%       1.65%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                              LARGE CAP GROWTH SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $30.02     $9.85    $28.07     $9.21    $27.66     $9.07    $25.62      $8.40       $20.01       $6.57

  End of period......    $33.67    $11.05    $30.02     $9.85    $28.07     $9.21    $27.66      $9.07       $25.62       $8.40

Net Assets at end of
  period (000's).....   $36,311   $10,905   $34,069    $9,925   $35,308    $9,069   $36,686     $8,745      $35,591      $6,677

Units outstanding at
  end of period
  (000's)............     1,078       987     1,135     1,008     1,258       985     1,326        964        1,389         795

Total return(1)......    12.16%    12.18%     6.95%     6.95%     1.48%     1.54%     7.96%      7.98%       28.04%      27.85%

Investment income
  ratio(2)...........     0.01%     0.01%     0.37%     0.37%     0.92%     0.92%     0.73%      0.73%        0.50%       0.50%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                                MID CAP VALUE SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $21.77              $18.78              $17.18               $14.96                   $11.50

  End of period......              $22.93              $21.77              $18.78               $17.18                   $14.96

Net Assets at end of
  period (000's).....              $8,012              $7,680              $7,621               $6,693                   $4,978

Units outstanding at
  end of period
  (000's)............                 349                 353                 406                  390                      333

Total return(1)......               5.33%              15.92%               9.31%               14.84%                   30.09%

Investment income
  ratio(2)...........               0.05%               0.89%               0.63%                1.07%                    0.53%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                               MID CAP GROWTH SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2     TYPE 1****  TYPE 2****
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $16.84    $16.84    $15.25    $15.25    $14.15    $14.15    $12.59     $12.59       $10.00      $10.00

  End of period......    $19.07    $19.07    $16.84    $16.84    $15.25    $15.25    $14.15     $14.15       $12.59      $12.59

Net Assets at end of
  period (000's).....   $11,568    $6,194   $10,761    $5,615   $10,920    $4,845   $10,564     $3,907       $9,492      $2,694

Units outstanding at
  end of period
  (000's)............       606       325       639       333       716       318       746        276          754         214

Total return(1)......    13.24%    13.24%    10.43%    10.43%     7.77%     7.77%    12.39%     12.39%       25.90%      25.90%

Investment income
  ratio(2)...........     0.00%     0.00%     0.00%     0.00%     0.00%     0.00%     0.03%      0.03%        0.00%       0.00%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                               SMALL CAP VALUE SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......               $9.42

Net Assets at end of
  period (000's).....                 $20

Units outstanding at
  end of period
  (000's)............               2,147

Total return(1)......              (5.80%)***

Investment income
  ratio(2)...........               0.00%

Expense ratio(3).....               0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                              SMALL CAP GROWTH SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......               $9.84

Net Assets at end of
  period (000's).....                 $12

Units outstanding at
  end of period
  (000's)............                   1

Total return(1)......              (1.60%)***

Investment income
  ratio(2)...........               0.00%

Expense ratio(3).....               0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                              GLOBAL SECURITIES SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*    TYPE 2****
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $21.64              $18.60              $16.47               $14.03                   $10.00

  End of period......              $23.33              $21.64              $18.60               $16.47                   $14.03

Net Assets at end of
  period (000's).....              $1,129                $979                $590                 $286                      $53

Units outstanding at
  end of period
  (000's)............                  48                  45                  32                   17                        4

Total return(1)......               7.81%              16.34%              12.93%               17.39%                   40.30%

Investment income
  ratio(2)...........               0.16%               3.84%               0.82%                0.41%                    1.55%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                             INTERNATIONAL STOCK SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*  TYPE 2****    TYPE 1*    TYPE 2****
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $22.18              $18.02              $15.60               $13.06                   $10.00

  End of period......              $24.32              $22.18              $18.02               $15.60                   $13.06

Net Assets at end of
  period (000's).....              $3,247              $2,687              $1,751               $1,111                     $441

Units outstanding at
  end of period
  (000's)............                 134                 121                  97                   71                       34

Total return(1)......               9.65%              23.09%              15.51%               19.45%                   30.60%

Investment income
  ratio(2)...........               0.13%               1.56%               1.41%                1.76%                    1.08%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                         T. ROWE INTERNATIONAL STOCK SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $18.83    $11.40    $15.95     $9.66    $13.87     $8.40    $12.30      $7.45        $9.51       $5.76

  End of period......    $21.15    $12.80    $18.83    $11.40    $15.95     $9.66    $13.87      $8.40       $12.30       $7.45

Net Assets at end of
  period (000's).....   $11,003      $628   $10,117      $688    $8,626      $679    $7,593       $690       $6,786        $711

Units outstanding at
  end of period
  (000's)............       520        49       537        60       541        70       547         82          552          95

Total return(1)......    12.32%    12.28%    18.06%    18.01%    15.00%    15.00%    12.76%     12.75%       29.34%      29.34%

Investment income
  ratio(2)...........     0.00%     0.00%     1.20%     1.20%     1.63%     1.63%     1.13%      1.13%        1.29%       1.29%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                             DEVELOPING MARKETS SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $19.22              $15.14              $11.98                $9.70                    $6.39

  End of period......              $24.25              $19.22              $15.14               $11.98                    $9.70

Net Assets at end of
  period (000's).....                 $91                 $90                $100                 $117                     $133

Units outstanding at
  end of period
  (000's)............                   4                   5                   7                   10                       14

Total return(1)......              26.17%              26.95%              26.38%               23.51%                   51.80%

Investment income
  ratio(2)...........               2.20%               1.18%               1.31%                1.84%                    1.15%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


*     This fund not available in this product type.

***  Not annualized

**** The VUL products added this investment option on May 1, 2003, with all subaccounts starting with a $10.00 unit price.

    The VUL products added this investment option on May 1, 2007, with all subaccounts starting with a $10.00 unit price.

(1) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation, if any, indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(3) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

*    This subaccount not available in this product type.

**  This investment option was eliminated on May 2, 2003.

+ The VUL products added this investment option on May 1, 2003, with all subaccounts starting with a $10.00 unit price.

   For period ended September 30, 2007.

--------------

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(8) REORGANIZATION

     CUNA Mutual Insurance Society ("CMIS"), a mutual life insurance company, and CUNA Mutual Life Insurance Company ("CMLIC"), a mutual life insurance company domiciled in Iowa, have operated under a permanent affiliation agreement since 1990. In connection with a proposed merger of CMLIC and CMIS, approval was provided to CMIS and its wholly-owned subsidiaries on May 3, 2007 to change its domicile from Wisconsin to Iowa. On September 6, 2007, approval from the Iowa Insurance Commissioner and the Attorney General was provided permitting CMLIC to merge with and into CMIS, with both companies already having received the necessary approvals of their respective Boards of Directors and policyholders. The merger is expected to take place on December 31, 2007.

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)

                              ASSETS                                      2006        2005
-------------------------------------------------------------------   ----------   ----------
Debt securities, available for sale at fair value                     $3,948,175   $4,133,635
Equity securities, available for sale at fair value                      385,467      368,845
Equity in unconsolidated affiliates                                      181,667      159,453
Mortgage loans                                                           195,333       39,831
Real estate, at cost less accumulated depreciation (2006 - $29,536;
   2006 - $27,107)                                                        26,209       26,242
Policy loans                                                              16,368       15,726
Short-term investments                                                   213,985      160,037
Other invested assets                                                     71,890       24,149
Cash and cash equivalents                                                198,983      177,981
                                                                      ----------   ----------
Total cash and investments                                             5,238,077    5,105,899

Accrued investment income                                                 46,577       44,379
Reinsurance recoverables                                                 324,646      338,245
Deferred policy acquisition costs                                        282,667      217,545
Premiums receivable                                                      154,573      147,663
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 -$302,288; 2005 - $284,835)            170,912      171,039
Federal income taxes receivable                                           27,859       20,561
Deferred tax asset                                                        23,276       42,259
Receivables from affiliates                                               52,753       36,094
Other assets and receivables                                             277,609      187,786
Separate account assets                                                  135,611      104,512
                                                                      ----------   ----------
Total assets                                                          $6,734,560   $6,415,982
                                                                      ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)

              LIABILITIES AND POLICYHOLDERS' SURPLUS                 2006         2005
---------------------------------------------------------------   ----------   ----------
Insurance reserves - life and health                              $1,684,376   $1,666,984
Insurance reserves - property and casualty                           461,398      422,884
Policyholder account balances                                      1,805,732    1,783,639
Unearned premiums                                                    547,350      519,817
Dividends payable to policyholders                                     3,153        3,559
Reinsurance payable                                                   37,947       38,189
Accrued postretirement benefit liability                             162,620      159,430
Payables to affiliates                                                 2,947       11,272
Accounts payable and other liabilities                               470,042      475,911
Separate account liabilities                                         135,611      104,512
                                                                  ----------   ----------
Total liabilities                                                  5,311,176    5,186,197
                                                                  ----------   ----------
Minority interest                                                     43,022       39,014
                                                                  ----------   ----------
Accumulated other comprehensive income, net
   of tax  (2006 - $19,635; 2005- $11,245)                            89,477       68,111
Retained earnings                                                  1,290,885    1,122,660
                                                                  ----------   ----------
Total policyholders' surplus                                       1,380,362    1,190,771
                                                                  ----------   ----------
Total liabilities, minority interest and policyholders' surplus   $6,734,560   $6,415,982
                                                                  ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                      2006         2005         2004
                                                                   ----------   ----------   ----------
Revenues:
   Life and health premiums                                        $  997,126   $  972,857   $  987,190
   Property and casualty premiums                                     651,842      570,906      499,134
   Net investment income                                              247,208      192,870      186,967
   Net realized investment gains                                       11,200        7,541       22,779
   Contract charges                                                        --           --           --
   Other income                                                       254,138      275,638      239,748
                                                                   ----------   ----------   ----------
Total revenues                                                      2,161,514    2,019,812    1,935,818
                                                                   ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      538,757      560,992      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                        416,671      385,863      301,227
   Interest credited to policyholder account balances                  64,236       59,940       60,787
   Policyholder dividends                                               3,834        4,224        3,106
   Operating and other expenses                                       928,941      933,515      822,155
                                                                   ----------   ----------   ----------
Total benefits and expenses                                         1,952,439    1,944,534    1,821,437
                                                                   ----------   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          209,075       75,278      114,381
Income tax expense                                                     60,173        4,589       24,267
                                                                   ----------   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    148,902       70,689       90,114
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $3,360; 2005 - $8,270; 2004 - $7,019)                21,038       15,114       11,684
                                                                   ----------   ----------   ----------
Income from continuing operations before minority interest            169,940       85,803      101,798
Minority interest in loss (income)                                     (3,153)       1,105       (2,988)
                                                                   ----------   ----------   ----------
Income from continuing operations                                     166,787       86,908       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                          1,438       (1,510)      (1,623)
                                                                   ----------   ----------   ----------
Net income                                                         $  168,225   $   85,398   $   97,187
                                                                   ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                 2006       2005       2004
                                                               --------   --------   --------
Net income                                                     $168,225   $ 85,398   $ 97,187
                                                               --------   --------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period        (951)     5,656      6,657
   Applicable income tax on above                                   891       (944)      (575)
                                                               --------   --------   --------
   Net foreign currency translation gains (losses)                  (60)     4,712      6,082
                                                               --------   --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (15,676)   (81,913)    29,539
      Applicable income tax on above                               (676)    29,761     (2,924)
      Reclassification adjustment for losses included in net
         income                                                  19,987     13,847    (21,982)
      Applicable income tax on above                                862     (5,031)     2,176
                                                               --------   --------   --------
      Net unrealized gains (losses)                               4,497    (43,336)     6,809
                                                               --------   --------   --------
   Minimum pension liability                                     25,910    (30,643)      (983)
   Applicable income tax on above                                (8,981)    10,728        346
                                                               --------   --------   --------
   Minimum pension liability, net of tax                         16,929    (19,915)      (637)
                                                               --------   --------   --------
Other comprehensive income (loss) subtotal                       21,366    (58,539)    12,254
                                                               --------   --------   --------
Comprehensive income                                           $189,591   $ 26,859   $109,441
                                                               ========   ========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                          2006          2005         2004
                                                                       ----------   ----------   ----------
Retained earnings:
   Balance at beginning of year                                        $1,122,660   $1,037,262   $  940,067
   Net income                                                             168,225       85,398       97,187
                                                                       ----------   ----------   ----------
   Balance at end of year                                               1,290,885    1,122,660    1,037,262
                                                                       ----------   ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                                          5,289          577       (5,505)
      Change in unrealized gains (losses) from foreign
      currency translation, net of tax (2006 -$891;
      2005 - $(944); 2004 - $(575))                                           (60)       4,712        6,082
                                                                       ----------   ----------   ----------
      Balance at end of year                                                5,229        5,289          577
                                                                       ----------   ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                                         83,901      127,237      120,428
      Unrealized gains (losses) on investment securities, net of tax
         (2006 - $(186); 2005 - $24,730; 2004 - $1,037)                     4,497      (43,336)       6,809
                                                                       ----------   ----------   ----------
      Balance at end of year                                               88,398       83,901      127,237
                                                                       ----------   ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                                        (21,079)      (1,164)        (527)
      Change in minimum pension liability, net of
         tax (2006 - $(8,981); 2005 - $10,728; 2004 - $346)                16,929      (19,915)        (637)
                                                                       ----------   ----------   ----------
      Balance at end of year                                               (4,150)     (21,079)      (1,164)
                                                                       ----------   ----------   ----------
Accumulated other comprehensive income                                     89,477       68,111      126,650
                                                                       ----------   ----------   ----------
Total policyholders' surplus                                           $1,380,362   $1,190,771   $1,163,912
                                                                       ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                     2006         2005          2004
                                                                  ---------   -----------   -----------
Cash flows from operating activities:
   Net income                                                     $ 168,225   $    85,398   $    97,187
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates               (21,038)      (15,114)      (18,388)
      Amortization of deferred policy acquisition costs             254,933       269,093       235,395
      Policy acquisition costs deferred                            (319,750)     (278,367)     (242,003)
      Depreciation of office properties, equipment and software      34,529        33,775        36,739
      Amortization of bond premium and discount                       2,504        15,356        10,603
      Net realized investment gains                                 (11,200)       (6,207)      (28,474)
      Policyholder assessments on investment-type contracts          (7,052)       (2,683)       (2,500)
      Interest credited to policyholder account balances             64,236        59,940        59,601
      Gain on mortgage loan sales                                        --        (3,566)       (6,967)
      Origination of mortgage loans held for sale                        --    (1,128,250)   (1,250,659)
      Proceeds from sale of mortgage loans held for sale                 --     1,165,983     1,249,863
   Changes in other assets and liabilities:
      Accrued investment income                                      (2,186)         (630)        1,822
      Reinsurance recoverables                                       13,844       (18,221)      (15,839)
      Premiums receivable                                            (6,850)       (5,797)        5,789
      Other assets and receivables                                  (94,549)        4,115       (36,553)
      Deferred income tax                                             8,012       (11,515)        3,382
      Insurance reserves                                             54,683        93,085        98,063
      Unearned premiums                                              27,489        57,028        32,162
      Accrued income taxes                                           (7,298)      (18,957)        8,614
      Accounts payable and other liabilities                         28,972       106,642        26,827
                                                                  ---------   -----------   -----------
Net cash provided by operating activities                           187,504       401,108       264,664
                                                                  =========   ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                         2006          2005          2004
                                                                     -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                                                $(1,927,481)  $(2,843,266)  $(1,753,899)
      Equity securities                                                 (191,069)      (50,703)      (57,530)
      Mortgage loans                                                    (177,607)         (724)       (2,039)
      Real estate                                                         (2,472)       (1,717)         (991)
      Short-term investments                                            (204,194)      (48,980)      (25,915)
      Other invested assets                                              (82,594)      (90,661)         (553)
   Proceeds on sale or maturity of investments:
      Debt securities                                                  2,093,076     2,442,362     1,484,987
      Equity securities                                                  214,618        52,917        44,104
      Mortgage loans                                                      22,105        14,768        23,444
      Real estate                                                             76         1,506           161
      Short-term investments                                             104,684        41,812        12,590
      Other invested assets                                               25,509        88,056           814
   Purchases of office properties, equipment and computer software       (32,934)      (41,330)      (49,674)
   Investment in unconsolidated affiliates                               (27,525)      (12,340)         (384)
   Change in policy loans and other, net                                   2,891          (627)       (2,121)
                                                                     -----------   -----------   -----------
Net cash used in investing activities                                   (182,917)     (448,927)     (327,006)
                                                                     -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances                             680,387       392,431       671,398
   Withdrawals from policyholder account balances                       (715,478)     (324,360)     (588,097)
   Dividends from unconsolidated affiliates                               17,439            --            --
   Dividends to minority shareholders                                         --            --          (603)
   Repurchase of minority interest shares                                     --            --        (3,854)
   Stock issued to minority shareholders                                      --            --           404
   Change in bank overdrafts                                              34,067       (12,253)        1,081
   Changes in notes payable                                                   --       (55,094)       (5,058)
                                                                     -----------   -----------   -----------
Net cash provided by financing activities                                 16,415           724        75,271
                                                                     -----------   -----------   -----------
Change in cash and cash equivalents                                       21,002       (47,095)       12,929
Cash and cash equivalents at beginning of year                           177,981       225,076       212,147
                                                                     -----------   -----------   -----------
Cash and cash equivalents at end of year                             $   198,983   $   177,981   $   225,076
                                                                     ===========   ===========   ===========
Supplemental disclosure of cash information:
   Cash paid during the year for the interest                        $        62   $     1,576   $     3,953
   Cash paid during the year for income taxes,
      net of refunds                                                      57,567        38,321        20,884
                                                                     ===========   ===========   ===========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                           ASSETS                                    2007
---------------------------------------------------------------   ----------
Debt securities, available for sale at fair value                 $3,921,287
Equity securities, available for sale at fair value                  364,887
Equity in unconsolidated affiliates                                  192,225
Mortgage loans                                                       273,454
Real estate, at cost less accumulated depreciation of $28,614         22,853
Policy loans                                                          16,993
Short-term investments                                               137,121
Other invested assets                                                167,822
Cash and cash equivalents                                            237,729
                                                                  ----------
Total cash and investments                                         5,334,371

Accrued investment income                                             49,865
Reinsurance recoverables                                             390,162
Deferred policy acquisition costs                                    305,538
Premiums receivable                                                  315,799
Office properties, equipment and computer software at cost less
   accumulated depreciation of $316,195                              195,264
Deferred tax asset                                                    77,333
Receivables from affiliates                                           49,920
Other assets and receivables                                         244,878
Separate account assets                                              167,067
                                                                  ----------
Total assets                                                      $7,130,197
                                                                  ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

             LIABILITIES AND POLICYHOLDERS' SURPLUS                      2007
-------------------------------------------------------------------   ----------
Insurance reserves - life and health                                  $1,796,162
Insurance reserves - property and casualty                               587,478
Policyholder account balances                                          1,738,112
Unearned premiums                                                        598,740
Dividends payable to policyholders                                         4,458
Reinsurance payable                                                       74,615
Accrued postretirement benefit liability                                 168,190
Income taxes payable                                                      19,149
Payables to affiliates                                                    10,911
Accounts payable and other liabilities                                   493,019
Separate account liabilities                                             167,067
                                                                      ----------
Total liabilities                                                      5,657,901
                                                                      ----------
Minority interest                                                         26,658
                                                                      ----------
Accumulated other comprehensive income, net of tax (2007 - $26,495)        1,337
Retained earnings                                                      1,444,301
                                                                      ----------
Total policyholders' surplus                                           1,445,638
                                                                      ----------
Total liabilities, minority interest and policyholders' surplus       $7,130,197
                                                                      ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                      2007         2006
                                                                   ----------   ----------
Revenues:
   Life and health premiums                                        $  751,691   $  760,176
   Property and casualty premiums                                     586,404      478,596
   Net investment income                                              196,236      178,041
   Net realized investment gains                                        9,085       10,943
   Contract charges                                                     2,184        1,545
   Other income                                                       211,846      228,924
                                                                   ----------   ----------
Total revenues                                                      1,757,446    1,658,225
                                                                   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      404,920      417,399
   Property and casualty insurance loss and loss adjustment
      expenses                                                        354,721      312,454
   Interest credited to policyholder account balances                  52,071       47,032
   Policyholder dividends                                               2,653        2,874
   Operating and other expenses                                       741,942      731,164
                                                                   ----------   ----------
Total benefits and expenses                                         1,556,307    1,510,923
                                                                   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          201,139      147,302
Income tax expense                                                     62,044       49,281
                                                                   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    139,095       98,021
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $(110); 2006 - $1,086)                               15,993       15,978
                                                                   ----------   ----------
Income from continuing operations before minority interest            155,088      113,999
Minority interest in (income)                                          (1,672)      (2,385)
                                                                   ----------   ----------
Net income                                                         $  153,416   $  111,614
                                                                   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                                  2007       2006
                                                               ---------   --------
Net income                                                     $ 153,416   $111,614
                                                               ---------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period       27,905      7,972
   Applicable income tax on above                                  1,781         99
                                                               ---------   --------
   Net foreign currency translation gains (losses)                29,686      8,071
                                                               ---------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (149,316)     9,978
      Applicable income tax on above                              42,739     (7,071)
      Reclassification adjustment for losses included in net
         income                                                  (19,974)   (16,587)
      Applicable income tax on above                               8,724      9,466
                                                               ---------   --------
      Net unrealized gains (losses)                             (117,827)    (4,214)
                                                               ---------   --------
   Minimum pension liability                                          --         48
   Applicable income tax on above                                     --        (18)
                                                               ---------   --------
   Minimum pension liability, net of tax                              --         30
Other comprehensive income (loss) subtotal                       (88,141)     3,887
                                                               ---------   --------
Comprehensive income                                           $  65,275   $115,501
                                                               =========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                                          2007         2006
                                                                       ----------   ----------
Retained earnings:
   Balance at beginning of year                                        $1,290,885   $1,122,660
   Net income                                                             153,416      111,614
                                                                       ----------   ----------
   Balance at end of year                                               1,444,301    1,234,274
                                                                       ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                                          5,229        5,289
      Change in unrealized gains (losses) from foreign
         currency translation, net of tax (2007 - $1,781;
         2006 - $99)                                                       29,686        8,071
                                                                       ----------   ----------
      Balance at end of year                                               34,915       13,360
                                                                       ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                                         88,398       83,901
      Unrealized gains (losses) on investment securities, net of tax
         (2007 - $51,463; 2006 - $2,395)                                 (117,826)      (4,214)
                                                                       ----------   ----------
      Balance at end of year                                              (29,428)      79,687
                                                                       ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                                         (4,150)     (21,079)
      Change in minimum pension liability, net of
         tax (2006 - $(17,643)                                                 --           30
                                                                       ----------   ----------
      Balance at end of year                                               (4,150)     (21,049)
                                                                       ----------   ----------
Accumulated other comprehensive income                                      1,337       71,998
                                                                       ----------   ----------
Total policyholders' surplus                                           $1,445,638   $1,306,272
                                                                       ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                           2007        2006
                                                        ---------   ---------
Cash flows from operating activities:
   Net income                                           $ 153,416   $ 111,614
      Adjustments to reconcile net income to net
         cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (15,993)    (15,978)
      Amortization of deferred policy acquisition
         costs                                            204,600     184,786
      Policy acquisition costs deferred                  (214,660)   (195,525)
      Depreciation of office properties, equipment
         and software                                      30,793      23,120
      Amortization of bond premium and discount            (3,458)      2,132
      Net realized investment gains                        (9,085)    (10,943)
      Policyholder assessments on investment-
         type contracts                                    (6,423)     (3,019)
      Interest credited to policyholder account
         balances                                          56,250      51,024
   Changes in other assets and liabilities:
      Accrued investment income                            (4,503)     (3,155)
      Reinsurance recoverables                            (97,142)    (22,228)
      Premiums receivable                                (167,598)    (13,130)
      Other assets and receivables                         18,138     (50,435)
      Deferred income tax                                  47,444      (1,594)
      Insurance reserves                                  120,222      32,790
      Unearned premiums                                    51,390      24,708
      Accrued income taxes                                 47,008      13,370
      Accounts payable and other liabilities               57,438      68,720
                                                          -------     -------
Net cash provided by operating activities                 267,837     196,257
                                                          =======     =======

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                        2007          2006
                                                    -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,003,374)  $(1,694,818)
      Equity securities                                (172,039)     (153,472)
      Mortgage loans                                   (115,687)     (150,908)
      Real estate                                        (1,252)       (2,046)
      Short-term investments                           (128,224)     (167,041)
      Other invested assets                            (107,736)      (42,070)
   Proceeds on sale or maturity of investments:
      Debt securities                                   975,698     1,752,639
      Equity securities                                 221,176       191,680
      Mortgage loans                                     37,955        27,038
      Real estate                                         4,250            76
      Short-term investments                            204,126       150,949
      Other invested assets                              24,059        19,621
   Purchases of office properties, equipment and
      computer software                                 (56,421)      (19,626)
   Investment in unconsolidated affiliates                  (58)           30
   Change in policy loans and other, net                (13,038)       (1,036)
                                                    -----------   -----------
Net cash used in investing activities                  (130,565)      (88,984)
                                                    -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            602,808       472,828
   Withdrawals from policyholder account balances      (720,255)     (538,677)
   Dividends from unconsolidated affiliates              19,334        17,439
   Change in bank overdrafts                             (1,342)           34
   Changes in notes payable                                 929         6,978
                                                    -----------   -----------
Net cash provided by financing
   activities                                           (98,526)      (41,398)
                                                    -----------   -----------
Change in cash and cash equivalents                      38,746        65,875
Cash and cash equivalents at beginning of year          198,983       177,981
                                                    -----------   -----------
Cash and cash equivalents at end of year            $   237,729   $   243,856
                                                    ===========   ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)


                              ASSETS                                     2006         2005
-------------------------------------------------------------------   ----------   ----------
Debt securities, available for sale at fair value                     $2,560,669   $2,806,985
Equity securities, available for sale at fair value                      195,033      160,002
Equity in unconsolidated affiliates                                       29,020       24,637
Mortgage loans                                                           241,688      185,248
Real estate, at cost less accumulated depreciation (2006 - $36,244;
   2005 - $33,452)                                                        35,004       36,027
Policy loans                                                              90,038       92,563
Short-term investments                                                   134,365      153,794
Other invested assets                                                     28,816       29,343
Cash and cash equivalents                                                 33,567       17,440
                                                                      ----------   ----------
Total cash and investments                                             3,348,200    3,506,039
Accrued investment income                                                 30,654       35,084
Reinsurance recoverables                                                 750,217      762,122
Deferred policy acquisition costs                                        316,314      269,927
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $41,848; 2005 - $42,798)              20,873       10,509
Income taxes receivable                                                    1,866           --
Receivables from affiliates                                                2,969        9,093
Other assets and receivables                                              40,117       40,194
Separate account assets                                                4,772,487    4,273,164
                                                                      ----------   ----------
Total assets                                                          $9,283,697   $8,906,132
                                                                      ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)


               LIABILITIES AND POLICYHOLDERS' SURPLUS                    2006         2005
-------------------------------------------------------------------   ----------   ----------
Insurance reserves - life and health                                  $1,031,141   $  919,686
Policyholder account balances                                          2,688,732    2,896,610
Unearned premiums                                                         42,555       31,671
Dividends payable to policyholders                                        12,929       12,755
Income taxes payable                                                          --       11,746
Deferred income tax liability                                             23,329       16,110
Accrued postretirement benefit liability                                  29,787       29,535
Accrued pension liability                                                  6,375       11,336
Notes payable                                                                810          866
Payables to affiliates                                                    50,574       32,562
Accounts payable and other liabilities                                   142,344      202,805
Separate account liabilities                                           4,772,487    4,273,164
                                                                      ----------   ----------
Total liabilities                                                      8,801,063    8,438,846
                                                                      ----------   ----------
Accumulated other comprehensive income, net of tax
   (2006 - $2,746; 2005- $3,250)                                          23,646       24,580
Retained earnings                                                        458,988      442,706
                                                                      ----------   ----------
Total policyholders' surplus                                             482,634      467,286
                                                                      ----------   ----------
Total liabilities, minority interest and policyholders' surplus       $9,283,697   $8,906,132
                                                                      ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                     2006       2005       2004
                                                                   --------   --------   --------
Revenues:
   Life and health premiums                                        $233,806   $231,541   $183,618
   Property and casualty premiums                                        --         --         --
   Net investment income                                            174,792    163,619    157,434
   Net realized investment gains                                     11,495     13,237     18,266
   Contract charges                                                  67,691     77,478     76,099
   Other income                                                      13,531     12,394     11,588
                                                                   --------   --------   --------
Total revenues                                                      501,315    498,269    447,005
                                                                   --------   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                    202,902    199,773    152,181
   Property and casualty insurance loss and loss adjustment
      expenses                                                           --         --         --
   Interest credited to policyholder account balances                84,901     89,539     93,044
   Policyholder dividends                                            25,466     24,999     25,369
   Operating and other expenses                                     178,777    142,388    125,262
                                                                   --------   --------   --------
Total benefits and expenses                                         492,046    456,699    395,856
                                                                   --------   --------   --------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          9,269     41,570     51,149
Income tax (benefit) expense                                         (5,069)     6,281     13,973
                                                                   --------   --------   --------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                   14,338     35,289     37,176
Equity in income of unconsolidated affiliates, net of tax
   (2006 - $1,047; 2005 - $1,692; 2004 - $1,722)                      1,944      3,142      3,198
                                                                   --------   --------   --------
Net income                                                         $ 16,282   $ 38,431   $ 40,374
                                                                   ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                        2006       2005       2004
                                                                      --------   --------   --------
Net income                                                            $ 16,282   $ 38,431   $ 40,374
                                                                      --------   --------   --------
Other comprehensive income, net of tax:
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising during period      (34,742)   (41,165)    15,726
      Applicable income tax on above                                    14,820     14,408     (5,504)
      Reclassification adjustment for losses included in net income     30,602     (9,320)   (15,836)
      Applicable income tax on above                                   (13,054)     3,262      5,543
                                                                      --------   --------   --------
      Net unrealized gains (losses)                                     (2,374)   (32,815)       (71)
                                                                      --------   --------   --------
   Minimum pension liability                                             2,215     (2,465)        --
   Applicable income tax on above                                         (775)       863         --
                                                                      --------   --------   --------
   Minimum pension liability, net of tax                                 1,440     (1,602)        --
                                                                      --------   --------   --------
Other comprehensive income (loss) subtotal                                (934)   (34,417)       (71)
                                                                      --------   --------   --------
Comprehensive income                                                  $ 15,348   $  4,014   $ 40,303
                                                                      ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                    2006        2005        2004
                                                                  --------   ---------   ---------
Retained earnings:
   Balance at beginning of year                                   $442,706   $ 404,275   $ 363,901
   Net income                                                       16,282      38,431      40,374
                                                                  --------   ---------   ---------
   Balance at end of period                                        458,988     442,706     404,275
                                                                  --------   ---------   ---------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                                  26,182      58,997      59,068
      Unrealized gains (losses) on investment securities,
         net of tax (2006 - $1,279; 2005 - $17,670; 2004 - $39)     (2,374)    (32,815)        (71)
                                                                  --------   ---------   ---------
      Balance at end of period                                      23,808      26,182      58,997
                                                                  --------   ---------   ---------
   Minimum pension liability:
      Balance at beginning of year                                  (1,602)         --          --
      Change in minimum pension liability, net of tax
         (2006 - $(775); 2005 - $863)                                1,440      (1,602)         --
                                                                  --------   ---------   ---------
      Balance at end of period                                        (162)     (1,602)         --
                                                                  --------   ---------   ---------
Accumulated other comprehensive income                              23,646      24,580      58,997
                                                                  --------   ---------   ---------
Total policyholders' surplus                                      $482,634   $ 467,286   $ 463,272
                                                                  ========   =========   =========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                      2006       2005       2004
                                                                    --------   --------   --------
Cash flows from operating activities:
   Net income                                                       $ 16,282   $ 38,431   $ 40,374
      Adjustments to reconcile net income to net cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates                 (1,944)    (3,142)    (3,198)
      Other investment (income) loss                                   2,076      3,148     (2,712)
      Amortization of deferred policy acquisition costs               38,050     44,456     33,396
      Policy acquisition costs deferred                              (86,980)   (50,348)   (53,717)
      Depreciation of office properties, equipment
         and software                                                  2,536      2,784      5,880
      Amortization of bond premium and discount                        7,095      8,380     10,720
      Net realized investment gains                                  (11,495)   (13,237)   (18,266)
      Policyholder assessments on investment-type contracts          (37,348)   (22,520)   (22,435)
      Interest credited to policyholder account balances              84,901     89,539     93,044
   Changes in other assets and liabilities:
      Accrued investment income                                        4,430       (823)     2,498
      Other assets and receivables                                    (4,665)    (8,885)    (7,077)
      Deferred income tax                                              6,935     (3,434)     7,430
      Insurance reserves                                             111,455     97,256     57,602
      Unearned premiums                                               10,480     (1,190)    (1,258)
      Accrued income taxes                                           (13,612)       684      8,927
      Accounts payable and other liabilities                          16,015     17,429       (983)
                                                                    --------   --------   --------
Net cash provided by operating activities                            144,211    198,528    150,225
                                                                   =========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                        2006          2005          2004
                                                    -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,211,244)  $(1,635,439)  $(1,331,845)
      Equity securities                                (100,131)      (27,121)      (74,966)
      Mortgage loans                                    (82,838)       (8,603)       (3,499)
      Real estate                                        (1,749)          777        (1,410)
      Short-term investments                            (85,396)      (15,291)      (67,827)
      Other invested assets                             (89,910)      (74,472)      (48,125)
   Proceeds on sale or maturity of investments:
      Debt securities                                 1,442,602     1,596,298     1,139,746
      Equity securities                                  87,189        74,731        18,670
      Mortgage loans                                     26,398        34,556        34,250
      Real estate                                            --            --           367
      Short-term investments                             49,998        14,562        70,288
      Other invested assets                              78,501       113,193        35,875
   Purchases of office properties, equipment and
      computer software                                 (12,900)       (1,947)         (416)
   Investment in unconsolidated affiliates                   --            --            --
   Change in policy loans and other, net                  2,525         2,011         2,695
                                                    -----------   -----------   -----------
Net cash used in investing activities                   103,045        73,255      (226,197)
                                                    -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            319,210       203,445       418,562
   Withdrawals from policyholder account balances      (550,283)     (467,058)     (391,270)
   Dividends from unconsolidated affiliates                  --            --            --
   Change in bank overdrafts                                 --            --            --
   Changes in notes payable                                 (56)       (5,055)      (10,056)
                                                    -----------   -----------   -----------
Net cash provided by financing
   activities                                          (231,129)     (268,668)       17,236
                                                    -----------   -----------   -----------
Change in cash and cash equivalents                      16,127         3,115       (58,736)
Cash and cash equivalents at beginning of year           17,440        14,325        73,061
                                                    -----------   -----------   -----------
Cash and cash equivalents at end of year            $    33,567   $    17,440   $    14,325
                                                    ===========   ===========   ===========
Supplemental disclosure of cash information:
   Cash paid during the year for income taxes,
      net of refunds                                $     1,608   $     9,031   $    (2,383)
                                                    ===========   ===========   ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                             ASSETS                                  2007
---------------------------------------------------------------   ----------
Debt securities, available for sale at fair value                 $2,383,254
Equity securities, available for sale at fair value                  162,657
Equity in unconsolidated affiliates                                   31,380
Mortgage loans                                                       348,393
Real estate, at cost less accumulated depreciation of $33,998         30,057
Policy loans                                                          88,691
Short-term investments                                                99,345
Other invested assets                                                100,624
Cash and cash equivalents                                             18,926
                                                                  ----------
Total cash and investments                                         3,263,327
Accrued investment income                                             31,094
Reinsurance recoverables                                             702,583
Deferred policy acquisition costs                                    333,509
Premiums receivable                                                    2,141
Office properties, equipment and computer software at cost less
   accumulated depreciation of $43,838                                19,542
Deferred tax asset                                                     4,474
Receivables from affiliates                                             (194)
Other assets and receivables                                          22,148
Separate account assets                                            5,009,037
                                                                  ----------
Total assets                                                      $9,387,661
                                                                  ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

             LIABILITIES AND POLICYHOLDERS' SURPLUS                  2007
---------------------------------------------------------------   ----------
Insurance reserves - life and health                              $1,091,926
Policyholder account balances                                      2,530,792
Unearned premiums                                                     42,400
Dividends payable to policyholders                                    13,098
Reinsurance payable                                                    8,277
Accrued postretirement benefit liability                              29,732
Income tax payable                                                     3,107
Payables to affiliates                                                46,629
Accounts payable and other liabilities                               154,527
Separate account liabilities                                       5,009,016
                                                                  ----------
Total liabilities                                                  8,929,504
                                                                  ----------
Accumulated other comprehensive income, net of tax $18,933           (16,616)
Retained earnings                                                    474,773
                                                                  ----------
Total policyholders' surplus                                         458,157
                                                                  ----------
Total liabilities, minority interest and policyholders' surplus   $9,387,661
                                                                  ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                     2007       2006
                                                                   --------   --------
Revenues:
   Life and health premiums                                        $183,777   $162,656
   Net investment income                                            137,349    126,267
   Net realized investment gains                                     (4,318)    13,951
   Contract charges                                                  59,497     48,146
   Other income                                                       5,411      9,755
                                                                   --------   --------
Total revenues                                                      381,716    360,775
                                                                   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                    153,254    139,883
   Interest credited to policyholder account
      balances                                                       63,309     63,701
   Policyholder dividends                                            19,658     19,321
   Operating and other expenses                                     130,576    111,812
                                                                   --------   --------
Total benefits and expenses                                         366,797    334,717
                                                                   --------   --------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest         14,919     26,058
Income tax expense                                                      935      1,105
                                                                   --------   --------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                   13,984     24,953
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $976; 2006 - $616)                                  1,801      1,145
                                                                   --------   --------
Net income                                                         $ 15,785   $ 26,098
                                                                   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                                     2007       2006
                                                                   --------   --------
Net income                                                         $ 15,785   $ 26,098
                                                                   --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                              (53,686)   (45,495)
      Applicable income tax on above                                 18,790     15,923
      Reclassification adjustment for gains (losses) included in
         net income                                                  (8,255)    31,716
      Applicable income tax on above                                  2,889    (11,100)
                                                                   --------   --------
      Net unrealized gains (losses)                                 (40,262)    (8,956)
                                                                   --------   --------
Other comprehensive income (loss) subtotal                          (40,262)    (8,956)
                                                                   --------   --------
Comprehensive income                                               $(24,477)  $ 17,142
                                                                   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 30, 2007, and 2006
(000s omitted)

                                                                         2007       2006
                                                                       --------   --------
Retained earnings:
   Balance at beginning of year                                        $458,988   $442,706
   Net income                                                            15,785     26,098
                                                                       --------   --------
   Balance at end of period                                             474,773    468,804
                                                                       --------   --------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                                       23,808     26,182
      Unrealized gains (losses) on investment securities, net of tax
         (2007 - $21,679; 2006 - $4,823)                                (40,262)    (8,956)
                                                                       --------   --------
      Balance at end of period                                          (16,454)    17,226
                                                                       --------   --------
   Minimum pension liability:
      Balance at beginning of year                                         (162)    (1,602)
      Change in minimum pension liability, net of tax                        --         --
                                                                       --------   --------
      Balance at end of period                                             (162)    (1,602)
                                                                       --------   --------
Accumulated other comprehensive income                                  (16,616)    15,624
                                                                       --------   --------
Total policyholders' surplus                                           $ 458,157  $484,428
                                                                       =========  ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                          2007       2006
                                                        --------   --------
Cash flows from operating activities:
   Net income                                           $ 15,785   $ 26,098
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (1,801)    (1,145)
      Amortization of deferred policy acquisition
         costs                                            37,484     21,188
      Policy acquisition costs deferred                  (43,882)   (41,672)
      Depreciation of office properties, equipment
         and software                                      4,244      3,788
      Amortization of bond premium and discount              166      6,353
      Net realized investment gains                        4,318    (13,951)
      Policyholder assessments on investment-
         type contracts                                  (12,051)   (13,640)
      Interest credited to policyholder account
         balances                                         83,865     85,055
   Changes in other assets and liabilities:
      Accrued investment income                             (439)     3,695
      Reinsurance recoverables                            47,634      9,519
      Premiums receivable                                     42        (76)
      Other assets and receivables                            (5)     7,590
      Deferred income tax                                 (7,245)       531
      Insurance reserves                                  60,785     54,681
      Unearned premiums                                     (959)    10,418
      Accrued income taxes                                 4,974     (1,998)
      Accounts payable and other liabilities              12,586    (19,888)
                                                        --------   --------
Net cash provided by operating activities                205,501    136,546
                                                        ========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                       2007         2006
                                                    ---------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(391,401)  $(1,003,239)
      Equity securities                               (47,950)     (124,094)
      Mortgage loans                                 (123,925)      (70,171)
      Real estate                                      (1,208)       (1,371)
      Short-term investments                         (101,407)     (150,119)
      Other invested assets                           (86,989)      (60,653)
   Proceeds on sale or maturity of investments:
      Debt securities                                 491,190     1,145,137
      Equity securities                                86,363       113,056
      Mortgage loans                                   17,609        41,322
      Real estate                                       8,100            --
      Short-term investments                          136,432       178,962
      Other invested assets                            22,626        61,513
   Purchases of office properties, equipment and
      computer software                                (1,129)      (15,094)
   Change in policy loans and other, net                1,342         2,160
                                                    ---------   -----------
Net cash used in investing activities                   9,653       117,409
                                                    ---------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances          233,179       271,855
   Withdrawals from policyholder account balances    (462,933)     (511,132)
   Changes in notes payable                               (41)        8,459
                                                    ---------   -----------
Net cash provided by financing activities            (229,795)     (230,818)
                                                    ---------   -----------
Change in cash and cash equivalents                   (14,641)       23,137
Cash and cash equivalents at beginning of year         33,567        17,440
                                                    ---------   -----------
Cash and cash equivalents at end of year            $  18,926   $    40,577
                                                    =========   ===========

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
          STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                          MONEY                               STRATEGIC                            OPPENHEIMER
                                          MARKET              BOND              INCOME          HIGH INCOME        HIGH INCOME
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Money Market Fund, 5,739,701
 shares at net asset value of $1.00
 per share (cost $5,739,701).......  $      5,739,701   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Bond Fund, 1,114,942 shares at net
 asset value of $10.11 per share
 (cost $11,597,656)................                --         11,269,445                 --                 --                 --
INVESTMENTS IN MFS VARIABLE
 INSURANCE TRUST:
 Strategic Income Series, 58,066
 shares at net asset value of
 $10.67 per share (cost
 $591,300).........................                --                 --            619,566                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 High Income Fund, 167,523 shares
 at net asset value of $10.18 per
 share (cost $1,726,285)...........                --                 --                 --          1,705,457                 --
INVESTMENTS IN OPPENHEIMER VARIABLE
 ACCOUNTS TRUST:
 High Income Fund/VA, 71,808 shares
 at net asset value of $8.55 per
 share (cost $586,373).............                --                 --                 --                 --            613,960
                                     ----------------   ----------------   ----------------   ----------------   ----------------
     Total assets..................  $      5,739,701   $     11,269,445   $        619,566   $      1,705,457   $        613,960
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
Accrued adverse mortality and
 expense charges...................             4,104              8,097                444              1,212                440
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............             4,104              8,097                444              1,212                440
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $      5,735,597   $     11,261,348   $        619,122   $      1,704,245   $        613,520
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Net Assets: Type 1................  $      1,799,518   $      6,145,849   $        607,540                 --                 --
 Outstanding units: Type 1 (note
   5)..............................            78,596            163,228             35,341                 --                 --
 Unit Value -- Type 1..............  $          22.89   $          37.65   $          17.19                 --                 --
                                     ================   ================   ================   ================   ================
 Net Assets: Type 2................  $      3,936,079   $      5,115,499   $         11,582   $      1,704,245   $        613,520
 Outstanding units: Type 2 (note
   5)..............................           343,762            377,249                801            131,951             44,985
 Unit Value -- Type 2..............  $          11.45   $          13.56   $          14.46   $          12.92   $          13.64
                                     ================   ================   ================   ================   ================
   Total net assets................  $      5,735,597   $     11,261,348   $        619,122   $      1,704,245   $        613,520
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                           LARGE CAP          LARGE CAP           MID CAP            MID CAP
                                         BALANCED            VALUE              GROWTH             VALUE              GROWTH
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Balanced Fund, 4,053,837 shares at
 net asset value of $18.46 per
 share (cost $68,126,919)..........  $     74,844,262   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Value Fund 3,086,665
 shares at net asset value of
 $35.14 per share (cost
 $77,232,834)......................                --        108,454,843                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Growth Fund 2,050,566
 shares at net asset value of
 $21.47 per share (cost
 $38,193,951)......................                --                 --         44,026,150                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Value Fund, 438,110 shares
 at net asset value of $17.54 per
 share (cost $6,553,685)...........                --                 --                 --          7,686,355                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Growth Fund, 2,782,718
 shares at net asset value of $5.89
 per share (cost $15,927,104)......                --                 --                 --                 --         16,387,947
                                     ----------------   ----------------   ----------------   ----------------   ----------------
     Total assets..................  $     74,844,262   $    108,454,843   $     44,026,150   $      7,686,355   $     16,387,947
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
Accrued adverse mortality and
 expense charges...................            53,653             77,970             31,732              6,245             11,831
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............            53,653             77,970             31,732              6,245             11,831
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $     74,790,609   $    108,376,873   $     43,994,418   $      7,680,110   $     16,376,116
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Net Assets: Type 1................  $     63,829,425   $     93,468,738   $     34,069,468                 --   $     10,761,250
 Outstanding units: Type 1 (note
   5)..............................         1,064,658            953,597          1,135,155                 --            639,107
 Unit Value -- Type 1..............  $          59.96   $          98.02   $          30.02                 --   $          16.84
                                     ================   ================   ================   ================   ================
 Net Assets: Type 2................  $     10,961,184   $     14,908,135   $      9,924,950   $      7,680,110   $      5,614,866
 Outstanding units: Type 2 (note
   5)..............................           893,332          1,237,190          1,007,609            352,740            333,424
 Unit Value -- Type 2..............  $          12.27   $          12.05   $           9.85   $          21.77   $          16.84
                                     ================   ================   ================   ================   ================
   Total net assets................  $     74,790,609   $    108,376,873   $     43,994,418   $      7,680,110   $     16,376,116
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               T. ROWE PRICE
                                                             GLOBAL         INTERNATIONAL      INTERNATIONAL        DEVELOPING
                                                           SECURITIES           STOCK              STOCK             MARKETS
                                                           SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Global Securities Fund 68,180 shares at net asset
 value of $14.36 per share (cost $822,413)............  $        979,274                 --                --                  --
INVESTMENTS IN ULTRA SERIES FUND:
 International Stock Fund 195,135 shares at net asset
 value of $13.78 per share (cost $2,220,327)..........                --          2,689,242                --                  --
INVESTMENTS IN T. ROWE PRICE INTERNATIONAL SERIES,
 INC.:
 International Stock Portfolio, 601,704 shares at net
 asset value of $17.97 per share (cost
 $8,431,381.6)........................................                --                 --        10,812,619                  --
INVESTMENTS IN FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS SERIES FUND:
 Developing Markets Securities Series, 6,528 shares at
 net asset value of $13.79 per share (cost $34,539)...                --                 --                --              90,022
                                                        ----------------   ----------------   ----------------   ----------------
     Total assets.....................................  $        979,274   $      2,689,242   $    10,812,619    $         90,022
                                                        ----------------   ----------------   ----------------   ----------------
LIABILITIES:
Accrued adverse mortality and expense charges.........               696              1,893             7,628                  63
                                                        ----------------   ----------------   ----------------   ----------------
   Total liabilities..................................               696              1,893             7,628                  63
                                                        ----------------   ----------------   ----------------   ----------------
                                                        $        978,578   $      2,687,349   $    10,804,991    $         89,959
                                                        ================   ================   ================   ================
NET ASSETS:
 Net Assets: Type 1...................................                --                 --        10,117,233                  --
 Outstanding units: Type 1 (note 5)...................                --                 --           537,209                  --
 Unit Value -- Type 1.................................                --                 --   $         18.83                  --
                                                        ================   ================   ================   ================
 Net Assets: Type 2...................................  $        978,578   $      2,687,349   $       687,758    $         89,959
 Outstanding units: Type 2 (note 5)...................            45,212            121,173            60,330               4,681
 Unit Value -- Type 2.................................  $          21.64   $          22.18   $         11.40    $          19.22
                                                        ================   ================   ================   ================
   Total net assets...................................  $        978,578   $      2,687,349   $    10,804,991    $         89,959
                                                        ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                          MONEY                               STRATEGIC                            OPPENHEIMER
                                          MARKET              BOND              INCOME          HIGH INCOME        HIGH INCOME
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        236,338   $        496,680   $         32,125   $        115,192   $         47,254
 Adverse mortality and expense
   charges (note 3)................           (47,925)           (99,042)            (5,498)           (13,235)            (5,615)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......           188,413            397,638             26,627            101,957             41,639
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN(LOSS) ON INVESTMENTS:
 Realized gain(loss) on sale of
   fund shares.....................                --            (19,195)             1,201                836                274
 Realized gain distributions.......                --                 --              4,296              1,547                 --
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................                --            (19,195)             5,497              2,383                274
NET CHANGE IN UNREALIZED
 APPRECIATION OR (DEPRECIATION) ON
 INVESTMENTS:......................                --            (39,440)             1,941             16,503              8,360
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................           188,413            339,003             34,065            120,843             50,273
                                     ================   ================   ================   ================   ================

---------------------------------------------------------------------------------------------------------------------------------
                                                           LARGE CAP          LARGE CAP           MID CAP            MID CAP
                                         BALANCED            VALUE              GROWTH             VALUE              GROWTH
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
   Dividend income.................  $      1,916,109   $      1,919,167   $        159,273   $         74,599   $             --
 Adverse mortality and expense
   charges (note 3)................          (665,957)          (914,525)          (389,038)           (74,907)          (140,594)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......         1,250,152          1,004,642           (229,765)              (308)          (140,594)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN(LOSS) ON INVESTMENTS:
 Realized gain(loss) on sale of
   fund shares.....................         1,929,386          3,293,463            497,723            517,257            525,939
 Realized gain distributions.......         8,207,669          6,624,611                 --            954,837          3,585,743
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................        10,137,055          9,918,074            497,723          1,472,094          4,111,682
NET CHANGE IN UNREALIZED
 APPRECIATION OR (DEPRECIATION) ON
 INVESTMENTS:......................        (5,007,690)         7,395,469          2,627,928           (238,676)        (2,397,549)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $      6,379,517   $     18,318,185   $      2,895,886   $      1,233,110   $      1,573,539
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
    STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               T. ROWE PRICE
                                                             GLOBAL         INTERNATIONAL      INTERNATIONAL        DEVELOPING
                                                           SECURITIES           STOCK              STOCK             MARKETS
                                                           SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income......................................  $         30,969   $         34,973   $       119,014    $          1,082
 Adverse mortality and expense charges (note 3).......            (7,080)           (19,718)          (88,144)               (828)
                                                        ----------------   ----------------   ----------------   ----------------
 Net investment income (loss).........................            23,889             15,255            30,870                 254
                                                        ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON INVESTMENTS:
 Realized gain (loss) on sale of fund shares..........            18,081             35,203           285,521              17,384
 Realized gain distributions..........................            15,121            241,416            35,704                  --
                                                        ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on investments..............            33,202            276,619           321,225              17,384
NET CHANGE IN UNREALIZED APPRECIATION OR
 (DEPRECIATION) ON INVESTMENTS:.......................            69,487            169,681         1,300,606               3,499
                                                        ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS...........................................  $        126,578   $        461,555   $     1,652,701    $         21,137
                                                        ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS

----------------------------------------------------------------------------------------------------------------------
                                                MONEY MARKET SUBACCOUNT                     BOND SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $        188,413    $        111,969    $        397,638    $        348,099
 Net realized gain (loss) on
   investments.........................                --                  --             (19,195)               (793)
 Net change in unrealized appreciation
   or (depreciation) on investments....                --                  --             (39,440)           (172,537)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase(decrease) in net assets
     from operations...................           188,413             111,969             339,003             174,769
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................           470,304           4,660,934             801,986             986,525
 Transfers between subaccounts
   (including fixed accounts), net.....           414,009          (1,514,355)            417,930            (435,152)
 Transfers for contract benefits and
   terminations........................        (1,116,495)         (2,189,530)           (828,415)           (451,605)
 Contract charges and fees.............          (344,933)           (322,892)           (552,995)           (561,928)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................          (577,115)            634,157            (161,494)           (462,160)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................          (388,702)            746,126             177,509            (287,391)
NET ASSETS:
 Beginning of period...................         6,124,299           5,378,173          11,083,839          11,371,230
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $      5,735,597    $      6,124,299    $     11,261,348    $     11,083,839
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                              STRATEGIC INCOME SUBACCOUNT               HIGH INCOME SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $         26,627    $         37,588    $        101,957    $         65,683
 Net realized gain (loss) on
   investments.........................             5,497               4,488               2,383               2,882
 Net change in unrealized appreciation
   or (depreciation) on investments....             1,941             (35,999)             16,503             (46,842)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase(decrease) in net assets
     from operations...................            34,065               6,077             120,843              21,723
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................               385                  --             235,614             304,305
 Transfers between subaccounts
   (including fixed accounts), net.....            (1,399)             (5,057)            211,735             (22,649)
 Transfers for contract benefits and
   terminations........................           (12,770)             (8,680)            (29,811)             (9,076)
 Contract charges and fees.............           (21,747)            (24,448)            (71,938)            (53,722)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................           (35,531)            (38,185)            345,600             218,858
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................            (1,466)            (32,108)            466,443             240,581
NET ASSETS:
 Beginning of period...................           620,588             652,696           1,237,802          997,221.00
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $        619,122    $        620,588    $      1,704,245    $      1,237,802
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                          OPPENHEIMER HIGH INCOME SUBACCOUNT              BALANCED SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $         41,639    $         35,948    $      1,250,152    $      1,032,271
 Net realized gain (loss) on
   investments.........................               274               1,225          10,137,055           1,005,100
 Net change in unrealized appreciation
   or (depreciation) on investments....             8,360             (28,610)         (5,007,690)            189,493
                                         ----------------    ----------------    ----------------    ----------------
   Net increase(decrease) in net assets
     from operations...................            50,273               8,563           6,379,517           2,226,864
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................                --                  --           5,552,114           5,903,237
 Transfers between subaccounts
   (including fixed accounts), net.....           (27,155)            (16,298)           (965,322)            363,589
 Transfers for contract benefits and
   terminations........................           (20,462)             (9,626)         (7,360,055)         (4,770,144)
 Contract charges and fees.............           (20,328)            (21,934)         (4,593,883)         (4,658,716)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................           (67,945)            (47,858)         (7,367,146)         (3,162,034)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................           (17,672)            (39,295)           (987,629)           (935,170)
NET ASSETS:
 Beginning of period...................           631,192             670,487          75,778,238          76,713,408
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $        613,520    $        631,192    $     74,790,609    $     75,778,238
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                              LARGE CAP VALUE SUBACCOUNT              LARGE CAP GROWTH SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      1,004,642    $        810,399    $       (229,765)   $          7,090
 Net realized gain (loss) on
   investments.........................         9,918,074           1,800,779             497,723             251,790
 Net change in unrealized appreciation
   or (depreciation) on investments....         7,395,469           1,780,077           2,627,928             399,718
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        18,318,185           4,391,255           2,895,886             658,598
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................         7,030,168           7,117,829           3,920,972           4,119,622
 Transfers between subaccounts
   (including fixed accounts), net.....        (1,343,259)            572,893            (544,695)           (499,859)
 Transfers for contract benefits and
   terminations........................        (8,236,912)         (6,318,366)         (4,317,775)         (2,892,946)
 Contract charges and fees.............        (4,988,668)         (5,013,300)         (2,336,334)         (2,439,654)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        (7,538,671)         (3,640,944)         (3,277,832)         (1,712,837)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        10,779,514             750,311            (381,946)         (1,054,239)
NET ASSETS:
 Beginning of period...................        97,597,359          96,847,048          44,376,364          45,430,603
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    108,376,873    $     97,597,359    $     43,994,418    $     44,376,364
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                            MID CAP VALUE SUBACCOUNT                MID CAP GROWTH SUBACCOUNT
                                         YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                      DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
 OPERATIONS:
 Net investment income (loss).......  $           (308)   $        (18,628)   $       (140,594)   $       (130,036)
 Net realized gain (loss) on
   investments......................         1,472,094             503,862           4,111,682           1,710,416
 Net change in unrealized
   appreciation or (depreciation) on
   investments......................          (238,676)            174,478          (2,397,549)           (433,916)
                                      ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations.........         1,233,110             659,712           1,573,539           1,146,464
                                      ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners...........................           851,628             978,912           1,702,020           1,832,782
 Transfers between subaccounts
   (including fixed accounts),
   net..............................        (1,235,756)             21,751            (258,652)            226,786
 Transfers for contract benefits and
   terminations.....................          (284,751)           (267,106)         (1,436,232)           (982,112)
 Contract charges and fees..........          (505,406)           (464,839)           (969,685)           (929,421)
                                      ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions...................        (1,174,285)            268,718            (962,549)            148,035
                                      ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets...........................            58,825             928,430             610,990           1,294,499
NET ASSETS:
 Beginning of period................         7,621,285           6,692,855          15,765,126          14,470,627
                                      ----------------    ----------------    ----------------    ----------------
 Ending of period...................  $      7,680,110    $      7,621,285    $     16,376,116    $     15,765,126
                                      ================    ================    ================    ================

-------------------------------------------------------------------------------------------------------------------
                                          GLOBAL SECURITIES SUBACCOUNT           INTERNATIONAL STOCK SUBACCOUNT
                                         YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                      DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
 OPERATIONS:
 Net investment income (loss).......  $         23,889    $           (268)   $         15,255    $          7,404
 Net realized gain (loss) on
   investments......................            33,202              28,807             276,619             140,300
 Net change in unrealized
   appreciation or (depreciation) on
   investments......................            69,487              38,731             169,681              72,684
                                      ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations.........           126,578              67,270             461,555             220,388
                                      ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners...........................           254,829             253,365             409,863             309,352
 Transfers between subaccounts
   (including fixed accounts),
   net..............................            92,480              42,727             283,742             214,982
 Transfers for contract benefits and
   terminations.....................           (26,013)            (18,917)            (80,785)            (18,441)
 Contract charges and fees..........           (59,780)            (39,511)           (138,096)            (85,720)
                                      ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions...................           261,516             237,664             474,724             420,173
                                      ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets...........................           388,094             304,934             936,279             640,561
NET ASSETS:
 Beginning of period................           590,484             285,550           1,751,070           1,110,509
                                      ----------------    ----------------    ----------------    ----------------
 Ending of period...................  $        978,578    $        590,484    $      2,687,349    $      1,751,070
                                      ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                          T. ROWE PRICE INTERNATIONAL
                                                STOCK SUBACCOUNT                  DEVELOPING MARKETS SUBACCOUNT
                                        YEAR ENDED           YEAR ENDED          YEAR ENDED          YEAR ENDED
                                     DECEMBER 31, 2006    DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
 OPERATIONS:
 Net investment income (loss)......  $         30,870     $         61,815    $            254    $            397
 Net realized gain (loss) on
   investments.....................           321,225               55,488              17,384              17,519
 Net change in unrealized
   appreciation or (depreciation)
   on investments..................         1,300,606            1,107,150               3,499               4,654
                                     ----------------     ----------------    ----------------    ----------------
     Net increase (decrease) in net
       assets from operations......         1,652,701            1,224,453              21,137              22,570
                                     ----------------     ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..........................           677,132              613,204                  --                  --
 Transfers between subaccounts
   (including fixed accounts),
   net.............................           783,795              223,990              (2,968)            (25,539)
 Transfers for contract benefits
   and terminations................        (1,174,710)            (615,400)            (20,825)             (5,692)
 Contract charges and fees.........          (438,928)            (423,708)             (7,124)             (8,801)
                                     ----------------     ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions..................          (152,711)            (201,914)            (30,917)            (40,032)
                                     ----------------     ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..........................         1,499,990            1,022,539              (9,780)            (17,462)
NET ASSETS:
 Beginning of period...............         9,305,001            8,282,462              99,739             117,201
                                     ----------------     ----------------    ----------------    ----------------
 Ending of period..................  $     10,804,991     $      9,305,001    $         89,959    $         99,739
                                     ================     ================    ================    ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Account (the Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under flexible premium variable life insurance policies.

     Although the assets of the Account are the property of the Company, those assets attributable to the policies are not chargeable with liabilities arising out of any other business which the Company may conduct.

     The net assets maintained in the Account attributable to the policies provide the base for the periodic determination of the increased or decreased benefits under the policies. The net assets may not be less than the amount required under state insurance law to provide certain death benefits and other policy benefits. Additional assets are held in the Company's general account to cover death benefits in excess of the accumulated value.

     The Account currently sells two variable products: MEMBERS(R) Variable Universal Life (Type 1) and MEMBERS(R) Variable Universal Life II (Type 2).

     The accompanying financial statements include only the policyholder deposits applicable to the variable portions of the policies and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Account currently is divided into fourteen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund (the term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares), T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Accounts Trust, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests). The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has ten funds available as investment options under the policies. MFS(R) Variable Insurance Trust(SM), T. Rowe Price International Series, Inc., Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option. T. Rowe Price International Series, Inc., Ultra Series Funds, MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the policies. These fund companies may, in the future, create additional funds that may or may not be available as investment options under the policies.

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the Company, and the companies have a common management team and board of directors.

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages its assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Account. If such taxes are incurred by the Company in the future, a charge to the Account may be assessed.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Policy Charges

     In addition to charges for state taxes, which reduce premiums prior to the allocation of net premiums to the subaccounts of the Account, the following charges may be deducted by the Company by redeeming an appropriate number of units for each policy.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     ADMINISTRATIVE FEE: The Company will have primary responsibility for the administration of the Account and the policies issued. As reimbursement for these expenses, the Company may assess each policy a monthly administrative fee. This fee on an annual basis is $0.45 per $1,000 of specified amount for the first 10 policy years.

     DEFERRED CONTINGENT SALES AND ADMINISTRATIVE CHARGES: For the Type 1 product, the sales and administrative expenses incurred when a policy is issued are deferred (Deferred Charges) until the policy is surrendered. Such charges are not collected at all if the policy is held for nine years, or if the insured dies during that period. In no instance will the charge exceed 30 percent of the lesser of premiums paid or the Guideline Annual Premium (as defined under the Investment Company Act of 1940) of the policy. The Deferred Charges are normally built up in the general account of the Company in twelve equal increments during the first policy year. Beginning on the second policy anniversary, incremental amounts are released by transfer allocations back to the subaccounts on each anniversary until the tenth policy anniversary when all remaining Deferred Charges are released. All amounts in the Deferred Charges Account are held and interest credited to the policy at a minimum rate of 4 percent with the Company crediting additional amounts at its discretion.

     For Type 2 product, a surrender charge is deducted to reimburse the Company for sales expenses and policy issue expenses, including but not limited to sales representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses. The surrender charges are deducted from the proceeds in the event of a complete surrender of the policy during the first nine policy years or the first nine years following an increase in specified amount. If the policy is not surrendered in the first nine policy years or the first nine years following an increase in specified amount, there is no charge.

     POLICY FEE: The Company will incur first-year expenses upon issue of a policy, and will assess each policy a monthly policy fee in the amount of $6 per month ($3 per month for issue ages 0-19 for the Type I product only) to recover these expenses.

     COST OF INSURANCE AND ADDITIONAL BENEFITS PROVIDED: The Company will assume the responsibility for providing the insurance benefits provided in the policy. The cost of insurance will be determined each month based upon the applicable cost of insurance rates and the net amount at risk. The cost of insurance can vary from month to month since the determination of both the insurance rate and the net amount at risk depends upon a number of variables such as the death benefit option, the specified amount, and the cash value, as described in the Account's prospectus. Several riders are available on the contracts that provide additional benefits, including Children's Insurance, Guaranteed Insurability, Accidental Death Benefit, Other Insured term rider, and Disability Waiver of Deductions or Premium. These charges are deducted each month and can vary based on the amount of additional benefit selected, age of the insured (or other insured) and amount of other policy deductions in the case of the Waiver benefit. The prospectus and contract describe these charges in more detail.

     Account Charges

     MORTALITY AND EXPENSE CHARGE: The Company will deduct daily a mortality and expense risk charge from the Account at an annual rate of 0.90% of the average daily net asset value of the Account. These charges will be deducted by the Company in return for its assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(4) PURCHASES AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006 were as follows:

-------------------------------------------------------------------------------------------------
                                                                 PURCHASES            SALES
-------------------------------------------------------------------------------------------------
Money Market Fund...........................................  $      2,365,902   $      2,755,089
Bond Fund...................................................         1,641,154          1,405,032
Strategic Income Series.....................................            36,387             41,010
High Income Fund............................................           555,098            105,697
Oppenheimer High Income Fund................................            47,293             73,626
Balanced Fund...............................................        12,721,326         10,633,795
Large Cap Value Fund........................................        11,397,684         11,302,403
Large Cap Growth Fund.......................................         1,716,467          5,225,826
Mid Cap Value Fund..........................................         1,743,065          1,962,230
Mid Cap Growth Fund.........................................         5,058,071          2,575,381
Global Securities Fund......................................           424,578            123,775
International Stock Fund....................................           898,384            166,373
T. Rowe International Stock Portfolio.......................         1,681,032          1,766,333
Developing Markets Fund.....................................             1,075             31,749

(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the years ended December 31, 2006 and 2005 were as follows:

-------------------------------------------------------------------------------------------------------------------------
                                              MONEY MARKET                    BOND                  STRATEGIC INCOME
                                               SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        -------------------------   -------------------------   -------------------------
                                          TYPE 1        TYPE 2        TYPE 1        TYPE 2        TYPE 1        TYPE 2
-------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31,
 2004.................................      104,841       286,019       170,125       405,821        39,725           960
Units sold............................      202,996       123,805        28,641       181,529            40            --
Units repurchased.....................     (162,238)     (146,839)      (23,661)     (231,006)       (2,369)          (45)
                                        -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at December 31,
 2005.................................      145,599       262,985       175,105       356,344        37,396           915
Units sold............................       22,327       196,634        23,392       204,942            23
Units repurchased.....................      (89,330)     (115,857)      (35,269)     (184,037)       (2,078)         (114)
                                        -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at December 31,
 2006.................................       78,596       343,762       163,228       377,249        35,341           801
                                        ===========   ===========   ===========   ===========   ===========   ===========

--------------------------------------  -------------------------
                                               HIGH INCOME
                                               SUBACCOUNT
                                        -------------------------
                                          TYPE 1*       TYPE 2
--------------------------------------
Units outstanding at December 31,
 2004.................................                     84,911
Units sold............................                     80,356
Units repurchased.....................                    (61,529)
                                                      -----------
Units outstanding at December 31,
 2005.................................                    103,738
Units sold............................                    112,794
Units repurchased.....................                    (84,581)
                                                      -----------
Units outstanding at December 31,
 2006.................................                    131,951
                                                      ===========

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------
                                               OPPENHEIMER
                                               HIGH INCOME                  BALANCED                 LARGE CAP VALUE
                                               SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        -------------------------   -------------------------   -------------------------
                                          TYPE 1*       TYPE 2        TYPE 1        TYPE 2        TYPE 1        TYPE 2
-------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31,
 2004.................................                     54,063     1,259,227       864,203     1,077,378     1,285,715
Units sold............................                         --       116,409       330,638        97,141       515,223
Units repurchased.....................                     (3,871)     (186,215)     (274,849)     (152,903)     (433,161)
                                                      -----------   -----------   -----------   -----------   -----------
Units outstanding at December 31,
 2005.................................                     50,192     1,189,421       919,992     1,021,616     1,367,777
Units sold............................                         --       112,809       321,395        93,237       490,495
Units repurchased.....................                     (5,207)     (237,572)     (348,055)     (161,256)     (621,082)
                                                      -----------   -----------   -----------   -----------   -----------
Units outstanding at December 31,
 2006.................................                     44,985     1,064,658       893,332       953,597     1,237,190
                                                      ===========   ===========   ===========   ===========   ===========

--------------------------------------  -------------------------

                                            LARGE CAP GROWTH
                                               SUBACCOUNT
                                        -------------------------
                                          TYPE 1        TYPE 2
--------------------------------------
Units outstanding at December 31,
 2004.................................    1,326,336       964,128
Units sold............................      135,010       412,050
Units repurchased.....................     (203,615)     (391,533)
                                        -----------   -----------
Units outstanding at December 31,
 2005.................................    1,257,731       984,645
Units sold............................      128,581       418,829
Units repurchased.....................     (251,157)     (395,865)
                                        -----------   -----------
Units outstanding at December 31,
 2006.................................    1,135,155     1,007,609
                                        ===========   ===========

-------------------------------------------------------------------------------------------------------------------------
                                              MID CAP VALUE              MID CAP GROWTH             GLOBAL SECURITIES
                                               SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        -------------------------   -------------------------   -------------------------
                                          TYPE 1*       TYPE 2        TYPE 1        TYPE 2        TYPE 1*       TYPE 2
-------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31,
 2004.................................                    389,629       746,450       276,103                      17,338
Units sold............................                    149,270       105,058       172,163                      45,035
Units repurchased.....................                   (133,112)     (135,655)     (130,554)                    (30,633)
                                                      -----------   -----------   -----------                 -----------
Units outstanding at December 31,
 2005.................................                    405,787       715,853       317,712                      31,740
Units sold............................                    158,833       118,659       186,094                      55,034
Units repurchased.....................                   (211,880)     (195,405)     (170,382)                    (41,562)
                                                      -----------   -----------   -----------                 -----------
Units outstanding at December 31,
 2006.................................                    352,740       639,107       333,424                      45,212
                                                      ===========   ===========   ===========                 ===========

--------------------------------------  -------------------------
                                           INTERNATIONAL STOCK
                                               SUBACCOUNT
                                        -------------------------
                                          TYPE 1*       TYPE 2
--------------------------------------
Units outstanding at December 31,
 2004.................................                     71,192
Units sold............................                     88,942
Units repurchased.....................                    (62,939)
                                                      -----------
Units outstanding at December 31,
 2005.................................                     97,195
Units sold............................                     89,200
Units repurchased.....................                    (65,222)
                                                      -----------
Units outstanding at December 31,
 2006.................................                    121,173
                                                      ===========

                                              T. ROWE PRICE                DEVELOPING
                                           INTERNATIONAL STOCK               MARKETS
                                               SUBACCOUNT                  SUBACCOUNT
-------------------------------------------------------------------------------
                                        -------------------------   -------------------------
                                          TYPE 1        TYPE 2        TYPE 1*       TYPE 2
---------------------------------------------------------------------------------------------
Units outstanding at December 31,
 2004.................................      547,365        82,099                       9,779
Units sold............................       89,258            --                          --
Units repurchased.....................      (95,911)      (11,826)                     (3,190)
                                        -----------   -----------                 -----------
Units outstanding at December 31,
 2005.................................      540,712        70,273                       6,589
Units sold............................      141,259            --                          --
Units repurchased.....................     (144,762)       (9,943)                     (1,908)
                                        -----------   -----------                 -----------
Units outstanding at December 31,
 2006.................................      537,209        60,330                       4,681
                                        ===========   ===========                 ===========


--------------------------------------

--------------------------------------
Units outstanding at December 31,
 2004.................................
Units sold............................
Units repurchased.....................
Units outstanding at December 31,
 2005.................................
Units sold............................
Units repurchased.....................
Units outstanding at December 31,
 2006.................................

* This subaccount not available in this product type.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS

     The Account sells two variable products as listed in Note 1.

     The following table displays the financial information for each subaccount offered by the two products in the Account.

---------------------------------------------------------------------------------------------------------------------------------
                                                                       MONEY MARKET SUBACCOUNT
                                          2006               2005               2004               2003               2002
                                    ----------------   ----------------   ----------------   ----------------   -----------------
                                    TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period..............  $22.10    $11.05   $21.69    $10.85   $21.69    $10.85   $21.72    $10.87   $21.60    $ 10.80
 End of period....................  $22.89    $11.45   $22.10    $11.05   $21.69    $10.85   $21.69    $10.85   $21.72    $ 10.87
Net Assets at end of period
 (000's)..........................  $1,800    $3,936   $3,218    $2,906   $2,275    $3,103   $2,463    $2,628   $3,455    $ 3,159
Units outstanding at end of period
 (000's)..........................      79      344       146      263       105      286       114      242       159        291
Total return(1)...................   3.57%    3.62%     1.89%    1.84%     0.05%    0.00%    (0.14%)   (0.18%)   0.56%      0.65%
Investment income ratio(2)........   4.38%    4.38%     2.77%    2.77%     0.91%    0.91%     0.76%    0.76%     1.50%      1.50%
Expense ratio(3)..................   0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%      0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                           BOND SUBACCOUNT
                                          2006               2005               2004               2003               2002
                                    ----------------   ----------------   ----------------   ----------------   -----------------
                                    TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period..............  $36.53    $13.15   $35.95    $12.95   $35.10    $12.64   $34.37    $12.38   $31.94    $ 11.51
 End of period....................  $37.65    $13.56   $36.53    $13.15   $35.95    $12.95   $35.10    $12.64   $34.37    $ 12.38
Net Assets at end of period
 (000's)..........................  $6,146    $5,115   $6,398    $4,686   $6,116    $5,255   $6,406    $4,593   $6,679    $ 3,037
Units outstanding at end of period
 (000's)..........................     163      377       175      356       170      406       183      363       194        245
Total return(1)...................   3.07%    3.12%     1.61%    1.54%     2.42%    2.45%     2.12%    2.10%     7.61%      7.56%
Investment income ratio(2)........   4.49%    4.49%     3.87%    3.87%     4.23%    4.23%     4.59%    4.59%     4.93%      4.93%
Expense ratio(3)..................   0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%      0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                     STRATEGIC INCOME SUBACCOUNT
                                          2006               2005               2004               2003               2002
                                    ----------------   ----------------   ----------------   ----------------   -----------------
                                    TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period..............  $16.26    $13.68   $16.10    $13.54   $15.08    $12.69   $13.79    $11.60   $12.83    $ 10.79
 End of period....................  $17.19    $14.46   $16.26    $13.68   $16.10    $13.54   $15.08    $12.69   $13.79    $ 11.60
Net Assets at end of period
 (000's)..........................  $  608    $  12    $  608    $  13    $  640    $  13    $  631    $  13    $  622    $    13
Units outstanding at end of period
 (000's)..........................      35        1        37        1        40        1        42        1        45          1
Total return(1)...................   5.72%    5.70%     0.99%    1.03%     6.76%    6.70%     9.35%    9.40%     7.48%      7.51%
Investment income ratio(2)........   5.24%    5.24%     6.81%    6.81%     5.16%    5.16%     5.19%    5.19%     3.82%      3.82%
Expense ratio(3)..................   0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%      0.90%

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                       HIGH INCOME SUBACCOUNT
                                         2006               2005               2004               2003
                                   ----------------   ----------------   ----------------   -----------------
                                   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2+
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period.............            $11.93             $11.74             $10.88             $10.00
 End of period...................            $12.92             $11.93             $11.74             $10.88
Net Assets at end of period
 (000's).........................            $1,704             $1,238             $ 997              $  414
Units outstanding at end of
 period (000's)..................              132                104                 85                  38
Total return(1)..................            8.30%              1.62%              7.90%               8.80%
Investment income ratio(2).......            7.68%              6.75%              8.89%              10.92%
Expense ratio(3).................            0.90%              0.90%              0.90%               0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                 OPPENHEIMER HIGH INCOME SUBACCOUNT
                                          2006               2005               2004               2003               2002
                                    ----------------   ----------------   ----------------   ----------------   -----------------
                                    TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period..............            $12.58             $12.40             $11.48             $9.35              $  9.66
 End of period....................            $13.64             $12.58             $12.40             $11.48             $  9.35
Net Assets at end of period
 (000's)..........................            $ 614              $ 631              $ 670              $ 781              $   641
Units outstanding at end of period
 (000's)..........................               45                 50                 54                 68                   69
Total return(1)...................            8.43%              1.45%              8.01%              22.78%              (3.21%)
Investment income ratio(2)........            7.55%              6.50%              6.26%              7.20%                9.17%
Expense ratio(3)..................            0.90%              0.90%              0.90%              0.90%                0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                       BALANCED SUBACCOUNT
                                       2006                2005                2004                2003               2002
                                 -----------------   -----------------   -----------------   ----------------   -----------------
                                 TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period...........  $55.01    $11.25    $53.42    $10.93    $49.75    $10.18    $42.97    $8.79    $48.80    $  9.98
 End of period.................  $59.96    $12.27    $55.01    $11.25    $53.42    $10.93    $49.75    $10.18   $42.97    $  8.79
Net Assets at end of period
 (000's).......................  $63,829   $10,961   $65,428   $10,350   $67,268   $9,445    $67,334   $8,209   $60,515   $ 5,927
Units outstanding at end of
 period (000's)................   1,065       893     1,189       920     1,259       864     1,353      806     1,408        674
Total return(1)................   9.00%     9.07%     2.98%     2.93%     7.38%     7.37%    15.78%    15.81%   (11.95%)  (11.92%)
Investment income ratio(2).....   2.58%     2.58%     2.26%     2.26%     2.30%     2.30%     2.65%    2.65%     3.07%      3.07%
Expense ratio(3)...............   0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%    0.90%     0.90%      0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                    LARGE CAP VALUE SUBACCOUNT
                                       2006                2005                2004                2003               2002
                                 -----------------   -----------------   -----------------   ----------------   -----------------
                                 TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period...........  $82.03    $10.08    $78.39    $ 9.64    $70.35    $ 8.65    $56.39    $6.93    $72.53    $  8.91
 End of period.................  $98.02    $12.05    $82.03    $10.08    $78.39    $ 9.64    $70.35    $8.65    $56.39    $  6.93
Net Assets at end of period
 (000's).......................  $93,469   $14,908   $83,810   $13,787   $84,453   $12,394   $79,537   $9,765   $65,752   $ 6,402
Units outstanding at end of
 period (000's)................     954     1,237     1,022     1,368     1,077     1,286     1,131    1,129     1,166        924
Total return(1)................  19.49%    19.54%     4.64%     4.56%    11.43%    11.45%    24.76%    24.82%   (22.25%)  (22.22%)
Investment income ratio(2).....   1.87%     1.87%     1.74%     1.74%     1.60%     1.60%     1.65%    1.65%     1.37%      1.37%
Expense ratio(3)...............   0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%    0.90%     0.90%      0.90%

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                  LARGE CAP GROWTH SUBACCOUNT
                                     2006               2005               2004                2003                  2002
                               ----------------   ----------------   ----------------   ------------------   --------------------
                               TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2    TYPE 1    TYPE 2     TYPE 1      TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period.........  $28.07    $9.21    $27.66    $9.07    $25.62    $8.40    $ 20.01    $ 6.57    $   29.45   $   9.66
 End of period...............  $30.02    $9.85    $28.07    $9.21    $27.66    $9.07    $ 25.62    $ 8.40    $   20.01   $   6.57
Net Assets at end of period
 (000's).....................  $34,069   $9,925   $35,308   $9,069   $36,686   $8,745   $35,591    $6,677    $  28,075   $  4,082
Units outstanding at end of
 period (000's)..............   1,135    1,008     1,258      985     1,326      964      1,389       795        1,403        621
Total return(1)..............   6.95%    6.95%     1.48%    1.54%     7.96%    7.98%     28.04%    27.85%      (32.05%)   (31.99%)
Investment income ratio(2)...   0.37%    0.37%     0.92%    0.92%     0.73%    0.73%      0.50%     0.50%        0.24%      0.24%
Expense ratio(3).............   0.90%    0.90%     0.90%    0.90%     0.90%    0.90%      0.90%     0.90%        0.90%      0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                   MID CAP VALUE SUBACCOUNT
                                    2006                2005                2004                2003                 2002
                              -----------------   -----------------   -----------------   -----------------   -------------------
                              TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*     TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period........            $18.78              $17.18              $14.96              $11.50               $  14.05
 End of period..............            $21.77              $18.78              $17.18              $14.96               $  11.50
Net Assets at end of period
 (000's)....................            $7,680              $7,621              $6,693              $4,978               $  3,271
Units outstanding at end of
 period (000's).............               353                 406                 390                 333                    284
Total return(1).............            15.92%               9.31%              14.84%              30.09%                (18.15%)
Investment income
 ratio(2)...................             0.89%               0.63%               1.07%               0.53%                  0.62%
Expense ratio(3)............             0.90%               0.90%               0.90%               0.90%                  0.90%

-------------------------------------------------------------------------------------------------------------
                                                             MID CAP GROWTH SUBACCOUNT
                                             2006                2005                2004             2003
                                       -----------------   -----------------   -----------------   ----------
                                       TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2     TYPE 1*+
-------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period.................  $15.25    $15.25    $14.15    $14.15    $12.59    $12.59     $ 10.00
 End of period.......................  $16.84    $16.84    $15.25    $15.25    $14.15    $14.15     $ 12.59
Net Assets at end of period
 (000's).............................  $10,761   $5,615    $10,920   $4,845    $10,564   $3,907     $ 9,492
Units outstanding at end of period
 (000's).............................     639       333       716       318       746       276         754
Total return(1)......................  10.43%    10.43%     7.77%     7.77%    12.39%    12.39%      25.90%
Investment income ratio(2)...........   0.00%     0.00%     0.00%     0.00%     0.03%     0.03%       0.00%
Expense ratio(3).....................   0.90%     0.90%     0.90%     0.90%     0.90%     0.90%       0.90%

-------------------------------------  ------------------------------
                                         MID CAP GROWTH SUBACCOUNT
                                          2003
                                       ----------
                                       TYPE 2**+
-------------------------------------
Unit Value:
 Beginning of period.................   $ 10.00
 End of period.......................   $ 12.59
Net Assets at end of period
 (000's).............................   $ 2,694
Units outstanding at end of period
 (000's).............................       214
Total return(1)......................    25.90%
Investment income ratio(2)...........     0.00%
Expense ratio(3).....................     0.90%

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

---------------------------------------------------------------------------------------------------------
                                                         GLOBAL SECURITIES SUBACCOUNT
                                            2006                2005                2004           2003
                                      -----------------   -----------------   -----------------   -------
                                      TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*
---------------------------------------------------------------------------------------------------------
Unit value:
 Beginning of period................            $18.60              $16.47              $14.03
 End of period......................            $21.64              $18.60              $16.47
Net assets at end of period
 (000s).............................            $  979              $  590              $  286
Units outstanding at end of period
 (000s).............................                45                  32                  17
Total return(1).....................            16.34%              12.93%              17.39%
Investment income ratio(2)..........             3.84%               0.82%               0.41%
Expense ratio(3)....................             0.90%               0.90%               0.90%

------------------------------------  --------------------------------
                                        GLOBAL SECURITIES SUBACCOUNT
                                         2003
                                      ----------
                                      TYPE 2**+
------------------------------------
Unit value:
 Beginning of period................   $ 10.00
 End of period......................   $ 14.03
Net assets at end of period
 (000s).............................   $    53
Units outstanding at end of period
 (000s).............................         4
Total return(1).....................    40.30%
Investment income ratio(2)..........     1.55%
Expense ratio(3)....................     0.90%

---------------------------------------------------------------------------------------------------------
                                                        INTERNATIONAL STOCK SUBACCOUNT
                                            2006                2005                2004           2003
                                      -----------------   -----------------   -----------------   -------
                                      TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*
---------------------------------------------------------------------------------------------------------
Unit value:
 Beginning of period................            $18.02              $15.60              $13.06
 End of period......................            $22.18              $18.02              $15.60
Net assets at end of period
 (000s).............................            $2,687              $1,751              $1,111
Units outstanding at end of period
 (000s).............................               121                  97                  71
Total return(1).....................            23.09%              15.51%              19.45%
Investment income ratio(2)..........             1.56%               1.41%               1.76%
Expense ratio(3)....................             0.90%               0.90%               0.90%

------------------------------------  --------------------------------
                                       INTERNATIONAL STOCK SUBACCOUNT
                                         2003
                                      ----------
                                      TYPE 2**+
------------------------------------
Unit value:
 Beginning of period................   $ 10.00
 End of period......................   $ 13.06
Net assets at end of period
 (000s).............................   $   441
Units outstanding at end of period
 (000s).............................        34
Total return(1).....................    30.60%
Investment income ratio(2)..........     1.08%
Expense ratio(3)....................     0.90%

------------------------------------------------------------------------------------------------------------------------------------
                                                            T. ROWE PRICE INTERNATIONAL STOCK SUBACCOUNT
                                       2006                2005                2004                2003                 2002
                                 -----------------   -----------------   -----------------   -----------------   -------------------
                                 TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2     TYPE 1     TYPE 2
------------------------------------------------------------------------------------------------------------------------------------
Unit value:
 Beginning of period...........  $15.95    $ 9.66    $13.87    $ 8.40    $12.30    $ 7.45    $ 9.51    $ 5.76    $  11.74  $   7.11
 End of period.................  $18.83    $11.40    $15.95    $ 9.66    $13.87    $ 8.40    $12.30    $ 7.45    $   9.51  $   5.76
Net assets at end of period
 (000s)........................  $10,117   $  688    $8,626    $  679    $7,593    $  690    $6,786    $  711    $  5,232  $    674
Units outstanding at end of
 period (000s).................     537        60       541        70       547        82       552        95         550       117
Total return(1)................  18.06%    18.01%    15.00%    15.00%    12.76%    12.75%    29.34%    29.34%     (18.99%)  (18.99%)
Investment income ratio(2).....   1.20%     1.20%     1.63%     1.63%     1.13%     1.13%     1.29%     1.29%       0.96%     0.96%
Expense ratio(3)...............   0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%       0.90%     0.90%

----------------------------------------------------------------------------------------------------------------------------------
                                                                   DEVELOPING MARKETS SUBACCOUNT
                                       2006                2005                2004                2003                2002
                                 -----------------   -----------------   -----------------   -----------------   -----------------
                                 TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2
----------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period...........            $15.14              $11.98              $ 9.70              $ 6.39              $  6.46
 End of period.................            $19.22              $15.14              $11.98              $ 9.70              $  6.39
Net Assets at end of period
 (000's).......................            $   90              $  100              $  117              $  133              $   133
Units outstanding at end of
 period (000's)................                 5                   7                  10                  14                   21
Total return(1)................            26.95%              26.38%              23.51%              51.80%               (1.08%)
Investment income ratio(2).....             1.18%               1.31%               1.84%               1.15%                1.48%
Expense ratio(3)...............             0.90%               0.90%               0.90%               0.90%                0.90%

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(1) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation, if any, indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(3) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

*  This subaccount not available in this product type.

** This investment option was eliminated on May 2, 2003.

+ The VUL products added this investment option on May 1, 2003, with all subaccounts starting with a $10.00 unit price.
------------------------

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

(8) REORGANIZATION

     CMIS and its wholly owned subsidiaries currently domiciled in Wisconsin have received permission from the Wisconsin Insurance Department to redomicile to Iowa during 2007, subject to final approval by the CMIS's policyholders. Once approval is received from the CMIS's policyholders, CMIS and its Wisconsin domiciled subsidiaries will apply to domicile in Iowa. No objections have been received from Iowa and approval to redomesticate is expected in 2007.

     CMIS and the Company have been joined in a permanent affiliation agreement since 1990. CMIS and the Company plan to apply to the Iowa Insurance Department to merge the two companies with CMIS as the surviving company. If the Board of Directors and the policyholders of both companies and the Iowa Insurance Department approve the merger, CMIS and the Company plan to complete the merger by December 31, 2007.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CUNA Mutual Life Insurance Company and Contract Owners of CUNA Mutual Life Variable Account:

We have audited the accompanying statement of assets and liabilities of the Money Market, Bond, Strategic Income, High Income, Oppenheimer High Income, Balanced, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Global Securities, International Stock, T. Rowe Price International Stock, and Developing Markets Subaccounts (the "Subaccounts") comprising CUNA Mutual Life Variable Account (the "Account") of CUNA Mutual Life Insurance Company as of December 31, 2006, the related statements of operations for the year then ended and the statements of changes in net assets for the two years then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Subaccounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Subaccounts of the CUNA Mutual Life Variable Account of CUNA Mutual Life Insurance Company as of December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for the two years ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chicago, Illinois
March 16, 2007

[KPMG LLP LOGO]
                        KPMG LLP                        Telephone (416) 777-8800
                        Chartered Accountants           Telephone (416) 777-8800
                        Suite 3300 Commerce Court West  Internet   www.kpmg.ca
                        PO Box 31 Stn Commerce Court
                        Toronto ON    M5L 1B2
                        Canada





AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2006 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 16, 2007

               KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]
                        KPMG LLP                        Telephone (416) 777-8800
                        Chartered Accountants           Telephone (416) 777-8800
                        Suite 3300 Commerce Court West  Internet   www.kpmg.ca
                        PO Box 31 Stn Commerce Court
                        Toronto ON    M5L 1B2
                        Canada





AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2005 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2006

               KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]
                     KPMG LLP                          Telephone (416) 777-8800
                     Chartered Accountants             Telephone (416) 777-8800
                     Suite 3300 Commerce Court West    Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON    M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2005



                           KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

APPENDIX A - FIRST YEAR SURRENDER CHARGES PER 1,000 OF SPECIFIED AMOUNT

ISSUE AGE   MALE COMPOSITE   FEMALE COMPOSITE
---------   --------------   ----------------
     0           0.95              0.87
     1           1.07              0.99
     2           1.19              1.11
     3           1.30              1.22
     4           1.42              1.34
     5           1.54              1.46
     6           1.70              1.59
     7           1.88              1.72
     8           2.06              1.85
     9           2.24              1.98
    10           2.39              2.11
    11           2.51              2.23
    12           2.62              2.35
    13           2.71              2.46
    14           2.80              2.57
    15           2.88              2.67

                     MALE                   FEMALE
            ---------------------   ---------------------
ISSUE AGE   NON TOBACCO   TOBACCO   NON TOBACCO   TOBACCO
---------   -----------   -------   -----------   -------
    16          2.94        2.94        2.74        2.74
    17          2.99        2.99        2.80        2.80
    18          3.03        3.03        2.85        2.85
    19          3.10        3.10        2.92        2.92
    20          3.21        3.24        3.03        3.05
    21          3.37        3.49        3.18        3.28
    22          3.56        3.74        3.37        3.51
    23          3.78        4.00        3.57        3.75
    24          4.03        4.25        3.79        3.98
    25          4.29        4.50        4.02        4.21
    26          4.57        4.79        4.26        4.51
    27          4.88        5.11        4.51        4.85
    28          5.21        5.45        4.77        5.22
    29          5.55        5.82        5.05        5.59
    30          5.89        6.18        5.33        5.95
    31          6.23        6.54        5.63        6.31
    32          6.59        6.91        5.93        6.68
    33          6.95        7.30        6.25        7.04
    34          7.32        7.70        6.57        7.42
    35          7.71        8.13        6.90        7.79

Note: Preferred and Standard Policies use the same Surrender Charge.

                     MALE                   FEMALE
            ---------------------   ---------------------
ISSUE AGE   NON TOBACCO   TOBACCO   NON TOBACCO   TOBACCO
---------   -----------   -------   -----------   -------
    36          8.11        8.58        7.22        8.17
    37          8.53        9.05        7.55        8.55
    38          8.95        9.54        7.88        8.94
    39          9.40       10.07        8.22        9.32
    40          9.87       10.62        8.58        9.70
    41         10.36       11.21        8.96       10.06
    42         10.86       11.82        9.35       10.41
    43         11.39       12.46        9.76       10.76
    44         11.94       13.14       10.18       11.12
    45         12.53       13.86       10.64       11.52
    46         13.14       14.61       11.10       11.92
    47         13.76       15.39       11.56       12.30
    48         14.41       16.21       12.06       12.73
    49         15.12       17.08       12.62       13.25
    50         15.91       18.00       13.28       13.91
    51         16.79       19.00       14.07       14.77
    52         17.74       20.07       14.98       15.79
    53         18.74       21.18       15.94       16.89
    54         19.78       22.31       16.92       18.00
    55         20.83       23.43       17.86       19.04
    56         21.85       24.48       18.70       19.96
    57         22.84       25.47       19.49       20.80
    58         23.88       26.50       20.30       21.65
    59         25.04       27.68       21.20       22.59
    60         26.39       29.11       22.30       23.71
    61         27.01       29.87       23.08       24.53
    62         27.42       30.48       23.84       25.32
    63         27.73       31.00       24.55       26.06
    64         28.04       31.50       25.20       26.71
    65         28.45       32.05       25.75       27.25
    66         28.96       32.58       26.18       27.60
    67         29.50       33.05       26.49       27.78
    68         30.07       33.55       26.74       27.91
    69         30.70       34.19       27.00       28.07
    70         31.39       35.07       27.31       28.39
    71         32.25       36.52       27.72       29.01
    72         33.12       37.97       28.12       29.64
    73         33.98       39.41       28.53       30.26
    74         34.85       40.86       28.93       30.89
    75         35.71       42.31       29.34       31.51

Note: Preferred and Standard Policies use the same Surrender Charge.

APPENDIX B - DEATH BENEFIT PERCENTAGE FACTOR

The Death Benefit Percentage Factor required by the Internal Revenue Code for treatment of the Policy as a life insurance Policy.



Attained Age   Death Benefit Percentage Factor
------------   -------------------------------
0-40                         2.50
41                           2.43
42                           2.36
43                           2.29
44                           2.22
45                           2.15
46                           2.09
47                           2.03
48                           1.97
49                           1.91
50                           1.85
51                           1.78
52                           1.71
53                           1.64
54                           1.57
55                           1.50
56                           1.46
57                           1.42
58                           1.38
59                           1.34
60                           1.30
61                           1.28
62                           1.26
63                           1.24
64                           1.22
65                           1.20
66                           1.19
67                           1.18
68                           1.17
69                           1.16
70                           1.15
71                           1.13
72                           1.11
73                           1.09
74                           1.07
75-90                        1.05
91                           1.04
92                           1.03
93                           1.02
94                           1.01
95                           1.00

                                     PART C

                                OTHER INFORMATION

ITEM 26. EXHIBITS

1.   Board of Directors Resolution.

     a) Resolution of the Board of Directors of CUNA Mutual Life Insurance Company authorizing the establishment of the Registrant. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

     b) Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company and changing the name of the Separate Account. Filed herewith.

2.   Custodian Agreements. Not Applicable

3.   Underwriting Contracts.

     a)i Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. effective January 1, 1996. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

     a)ii Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Universal Life Contracts effective January 1, 2008. Filed herewith.

     b)i Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. effective January 1, 1996. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

     b)ii Amended and Restated Servicing Agreement related to the Distribution Agreement between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Universal Life Contracts effective January 1, 2008. Filed herewith.

4.   Contracts.

     a) Standard VUL Contract Form 5202. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          i. Accelerated Benefit Option Endorsement, Form 1668. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          ii. Accidental Death Benefit Rider, Form 3601. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          iii. Guaranteed Insurability Rider, Form 3652. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          iv. Waiver of Monthly Deduction, Form 3955. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          v. Other Insured Rider, Form 3956. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          vi. Automatic Increase Rider, Form 3957 1085. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          vii. Child Rider, Form 6005. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          viii. Juvenile Rider, Form 6012. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          ix. Level Term Rider (Sex-Distinct), Form 6017. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          x. Waiver of Premium and Monthly Deduction Disability Benefit Rider, Form 6029 0994. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          xi. Executive Benefit Plan Endorsement, Form EBP. Incorporated herein by reference to post-effective amendment number 18 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on February 24, 1999.

     b) Unisex Version Form 5203. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          i. Level Term Rider (Unisex), Form 6018. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

          ii. 403(B) Endorsement, Form 1608(VUL) 0994 Incorporated herein by reference to post-effective amendment number17 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 17, 1998.

     c) State Variation List. Incorporated herein by reference to post-effective amendment number 18 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on February 24, 1999.

     d) CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement dated December 31, 2007. Filed herewith.

5.   Applications.

     a) Application. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

6.   Depositor's Certificate of Incorporation and By-Laws.

     a)i Articles of Incorporation of the Company. Incorporated herein by reference to post-effective amendment number 15 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1997.

     a)ii Amended and Restated Articles of Incorporation of CUNA Mutual Insurance Society. Filed herewith.

     b) Bylaws. Incorporated herein by reference to Form S-6 post-effective amendment no. 22 (File No. 33-19718) filed with the Commission on April 29, 2002.

     b)ii Amended and Restated Bylaws of CUNA Mutual Insurance Society. Filed herewith.

7.   Reinsurance Contracts.

     a)i Facultative YRT Self-Administered Reinsurance Agreement, Effective January 1, 1992, between Century Life of America, Waverly, Iowa and Frankona America Life Reassurance Company, Kansas City Missouri.

     a)ii Amended Facultative YRT Self-Administered Reinsurance Agreement with Scottish Re Life Corporation (formerly Frankona America Life Reassurance Company), Kansas City, Missouri effective December 31, 2007. Filed herewith.

     b)i Facultative Agreement between Century Life of America, Waverly, Iowa (hereinafter called the Ceding Company) and General American Life Insurance Company, St. Louis, Missouri, Effective September 1, 1991.

     b)ii Amendment to Facultative Agreement with RGA Reinsurance Company (formerly General American Life Insurance Company), St. Louis, Missouri effective December 31, 2007. Filed herewith.

     c)i Reinsurance Agreement between The Century Life of America of Waverly, Iowa and General Reassurance Corporation, Financial Centre, Stamford, Connecticut, Effective January 22, 1986.

     c)ii Amended Reinsurance Agreement with Swiss Re Life & Health of America, Inc. (formerly General Reassurance Corporation, Financial Centre), Stamford, Connecticut Effective December 31, 2007. Filed herewith.

     d)i Life, Disability and Accidental Death Automatic Reinsurance Agreement No. 1258-04, between Century Life of America of Waverly, Iowa and Transamerica Occidental Life Insurance Company of Los Angeles, California, Effective February 1, 1986.

     d)ii Amended Life, Disability and Accidental Death Automatic Reinsurance Agreement No. 1258-04, with Transamerica Occidental Life Insurance Company of Los Angeles, California Effective December 31, 2007. Filed herewith.

     e)i Reinsurance Agreement Between Lutheran Mutual Life Insurance Company of Waverly, Iowa and The Lincoln National Life Insurance Company of Fort Wayne, Indiana, Effective as of September 1, 1983.

     e)ii Amended Reinsurance Agreement with The Lincoln National Life Insurance Company of Fort Wayne, Indiana Effective December 31, 2007. Filed herewith.

     f)i Amendment to the Risk Premium Reinsurance Agreement between the Lutheran Mutual Life Insurance Company of Waverly, Iowa and The Lincoln National Life Insurance Company of Fort Wayne, Indiana, effective September 1, 1983.

     f)ii Amendment to the Risk Premium Reinsurance Agreement with The Lincoln National Life Insurance Company of Fort Wayne, Indiana effective December 31, 2007. Filed herewith.

8.   Participation Agreements.

     a)i Participation Agreement between T. Rowe Price International Series, Inc. and the Company dated April 22, 1994. Amendment to Participation Agreement dated November 1994. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999.

     a)ii Amendment to Participation Agreement among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Life Insurance Company dated September 22, 1999. Incorporated herein by reference to Form S-6 post-effective amendment no. 2 (File No. 333-81499) filed with the Commission on April 27, 2000. Form of Amendment to Participation Agreement between T. Rowe Price International Series, Inc. and CUNA Mutual Life Insurance Company dated October 1, 2002.

          Incorporated herein by reference to post-effective amendment number 14 to Form N-4 registration statement (File No. 333-73738) filed with the Commission on April 25, 2003.

    a)iii Amendment to Participation Agreement Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

    b)i Participation Agreement between MFS Variable Insurance Trust and the Company dated April 29, 1994. Amendment to Participation Agreement dated November 1994. Amendment to Participation Agreement effective May 1, 1996. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999.

    b)ii Third Amendment to Participation Agreement between MFS Variable Insurance Trust, CUNA Mutual Life Insurance Company and Massachusetts Financial Services Company dated September 23, 1999. Incorporated herein by reference to Form S-6 post-effective amendment no. 2 (File No. 333-81499) filed with the Commission on April 27, 2000. Form of Amendment to Participation Agreement dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to Form N-4 registration statement (File No. 333-73738) filed with the Commission on April 25, 2003.

    b)iii Amendment to Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

    c)i Participation Agreement between Oppenheimer Variable Account Funds and the Company dated February 20, 1997. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999. Form of Amendment to Participation Agreement dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to Form N-4 registration statement (File No. 333-73738) filed with the Commission on April 25, 2003.

    c)ii Fourth Amendment to Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

    d)i Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and CUNA Mutual Life Insurance Company dated May 1, 2000. Incorporated herein by reference to Form S-6 post-effective amendment no. 2 (File No. 333-81499) filed with the Commission on April 17, 2001. Amendment to Participation Agreement dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to Form N-4 registration statement (File No. 333-73738) filed with the Commission on April 25, 2003.

    d)ii Amendment No.3 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

9.   Administrative Contracts. Not applicable.

10.  Other Material Contracts. Not applicable.

     a)i Rule 22c-2 Shareholder Information Agreement between T. Rowe Price Services, Inc. and CUNA Mutual Life Insurance Company dated October 16, 2006. Incorporated herein by reference to Form N-6 post effective amendment no. 29 (File No. 033-19718) filed with the Commission on April 27, 2007.

     a)ii Amendment to Rule 22c-2 Shareholder Information Agreement between T.Rowe Price Investment Services, Inc., and and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

     b)i Rule 22c-2 Shareholder Information Agreement between MFS and CUNA Mutual Insurance Society dated October 16, 2006. Incorporated herein by reference to Form N-6 post effective amendment no. 29 (File No. 033-19718) filed with the Commission on April 27, 2007.

     c)i Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company dated October 16, 2006. Incorporated herein by reference to Form N-4 post effective amendment no. 29 (File No. 033-19718) filed with the Commission on April 27, 2007.

     c)ii Amendment to Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Insurance Society effective October 16, 2006. Filed herewith.

11.(a) Legal Opinion. Incorporated herein by reference to post-effective amendment number 14 to this Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

11.(b) Legal Opinion. Filed herewith.

12.  Actuarial Opinion. Not applicable.

13.  Calculations. Not applicable.

14.  Other Opinions. Not applicable.

15. Omitted Financial Statements. No financial statements are omitted from Item 24.

16.  Initial Capital Agreements. Not applicable.

17. Issuance, Transfer and Redemption Procedures (Form 5202) Issued by CUNA Mutual Insurance Society dated November, 2007. Filed herewith.

18.  Deloitte & Touche LLP Consent. Filed herewith.

     i)   KPMG Consent. Filed herewith.

     ii)  Ernst & Young Consent. Filed herewith.

19.  Powers of Attorney. Filed herewith.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICE WITH DEPOSITOR
-----------------------------------     -----------------------------------
Eldon R. Arnold                         Director
5401 West Dirksen Pkwy
Peoria, IL 61607

James L. Bryan                          Director
777 E. Campbell Road
Richardson, TX 75081-1891

Loretta M. Burd                         Director & Chairman of the Board
1430 National Road
Columbus, IN 47201

William B. Eckhardt                     Director
4000 Credit Union Drive, #600
Anchorage, AK 99503

Joseph J. Gasper, Jr.                   Director
5525 Parkcenter Circle
Dublin, OH 73017

Bert J. Hash, Jr.                       Director
7 East Redwood Street, 17th Floor
Baltimore, MD 21202

Victoria W. Miller                      Director
One CNN Center
Atlanta, GA 30303

C. Alan Peppers                         Director & Vice Chairman of the Board
3700 East Alameda Avenue
Denver, CO 80209

Jeff Post                               Director
5910 Mineral Point Road
Madison, WI 53705

Neil A. Springer                        Director
1755 South Naperville Road, Suite 100
Wheaton, IL 60187

Farouk D.G. Wang                        Director
2525 Maile Way

Honolulu, HI 96822

Larry T. Wilson                         Director
1000 Saint Albans Drive
Raleigh, NC 27609

James W. Zilinski                       Director
700 South Street
Pittsfield, MA 01201

EXECUTIVE OFFICERS

David P. Marks*                         CUNA Mutual Insurance Society
                                        Executive Vice President and
                                        Chief Investment Officer

Jeffrey D. Holley*                      CUNA Mutual Insurance Society
                                        Executive Vice President and
                                        Chief Finance Officer

David Lundgren*                         CUNA Mutual Insurance Society
                                        Executive Vice President and
                                        Chief Administrative Officer

Jeff Post*                              CUNA Mutual Insurance Society
                                        President and Chief Executive Officer

Robert N. Trunzo*                       CUNA Mutual Insurance Society
                                        Executive Vice President and
                                        Chief Sales Officer

*    Principal place of business is 5910 Mineral Point Road, Madison, WI 53705.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a mutual life insurance company and therefore is controlled by its contractowners. Nonetheless, various companies and other entities are controlled by the Company and may be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

CUNA Mutual Insurance Society is a mutual life insurance company and therefore is controlled by its contract owners. Various companies and other entities are controlled by CUNA Mutual Insurance Society and various companies may be considered to be under common control with CUNA Mutual Insurance Society. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in the following organization charts. By virtue of a merger effective January 1, 2008, CUNA Mutual Life Insurance Company (of Iowa) has merged with and into CUNA Mutual Insurance Society.

                          CUNA Mutual Insurance Society
                   Organizational Chart As Of January 1, 2008

CUNA Mutual Insurance Society
State of domicile: Iowa

CUNA Mutual Insurance Society, either directly or indirectly, is the controlling company of the following wholly-owned subsidiaries:

1.   CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

     CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

          a.   CUMIS Insurance Society, Inc.
               State of domicile: Iowa

               CUMIS Insurance Society, Inc. is the owner of the following subsidiary:

                    (1)  CUMIS Specialty Insurance Company, Inc.
                         State of domicile: Iowa

          b.   CUNA Brokerage Services, Inc.
               State of domicile: Wisconsin

          c.   CUNA Mutual General Agency of Texas, Inc.
               State of domicile: Texas

                    (1)  MEMBERS Financial Services, Inc.
                         Ownership: For regulatory purposes, MEMBERS Financial Services, Inc. is currently owned by two individuals, each owning 50% of the stock. State of domicile: Texas

          d.   MEMBERS Life Insurance Company
               State of domicile: Iowa

          e.   International Commons, Inc.
               State of domicile: Wisconsin

          f.   CUNA Mutual Insurance Agency, Inc.
               State of domicile: Wisconsin

               CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiary:

                    (1)  CUNA Mutual Casualty Insurance Agency of Mississippi,
                         Inc.
                         State of domicile: Mississippi

          g.   Stewart Associates Incorporated
               State of domicile: Wisconsin

          h.   CUNA Mutual Business Services, Inc.
               State of domicile: Wisconsin

          i.   Lending Call Center Services, LLC
               92% ownership by CUNA Mutual Investment Corporation State of domicile: Delaware

          j.   Lenders Protection, LLC
               50% ownership by CUNA Mutual Insurance Society
               State of domicile: Delaware

          k.   Union Charter Holding, LLC
               State of domicile: Delaware

               Union Charter Holding, LLC is the owner of the following subsidiary:

                    (1)  Union Financial Services, LLC
                         Industrial Loan Company
                         State of domicile: Utah

          l.   MEMBERS Biz Source, LLC
               State of domicile: Delaware

          m.   MEMBERS Capital Advisors, Inc.
               50% ownership by CUNA Mutual Investment Corporation 50% ownership by CUNA Mutual Insurance Society
               State of domicile: Iowa
               MCA is the investment adviser to the Ultra Series Fund

2.   CUNA Caribbean Insurance Society Limited
     Country of domicile: Trinidad and Tobago

     CUNA Caribbean Insurance Society Limited is the owner of the following subsidiary:

          a.   CUNA Caribbean Insurance Services Limited
               Country of domicile: Trinidad and Tobago

3.   CUNA Mutual Australia Holding Co. Pty. Ltd.
     Country of domicile: Australia

     CUNA Mutual Australia Holding Co. Pty. Ltd. is the owner of the following subsidiary:

          a.   CUNA Mutual Life Australia, Ltd.
               Country of domicile: Australia

4.   CUNA Mutual Group, Limited
     Country of domicile: U.K.

5.   CUNA Mutual Group Holdings Europe, Ltd.
     Country of domicile: Ireland

          a.   CUNA Mutual Group Services (Ireland) Limited
               Country of domicile: Ireland

          b.   CUNA Mutual Life Assurance (Europe), Limited
               Country of domicile: Ireland

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.   The CUMIS Group Limited
     87.4% ownership by CUNA Mutual Insurance Society
     Country of domicile: Canada

     The CUMIS Group Limited is the 100% owner of the following companies:

          a.   CUMIS Life Insurance Company
               Country of domicile: Canada

          b.   CUMIS General Insurance Company
               Country of domicile: Canada

          c.   MemberCARE Financial Services Limited
               Country of domicile: Canada

          d.   MemberCARE Financial Services Partnership
               Country of domicile: Canada

          e.   CUMIS Services Limited
               Country of domicile: Canada

          f.   WESTCU Insurance Services Limited
               Country of domicile: Westminster, Canada

          The CUMIS Group Limited is the 50% owner of the following company:

          a.   Credential Financial, Inc.
               Country of domicile: Canada

2.   MEMBERS Development Company LLC
     49% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

     The following company is a wholly-owned subsidiary of MEMBERS Development Company, LLC:

          a.   CU Biz Source, LLC
               State of domicile: Delaware

3.   MEMBERS Trust Company
     17.31% ownership by MEMBERS Development Company
     State of domicile: Florida

4.   CMG Mortgage Insurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

5.   CMG Mortgage Assurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

6.   CMG Mortgage Reinsurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

7.   Credit Union Service Corporation
     10% ownership by CUNA Mutual Insurance Society
     State of domicile: Georgia

8.   CUNA Mutual Australia Limited
     100% ownership by CUNA Mutual Australia Holding Company Pty. Limited Country of domicile: Australia

     CUNA Mutual Australia Limited is the 100% owner of the following companies:

          a.   CUNA Mutual Insurance Brokers Pty Limited
               Country of Domicile: Australia

          b. CUNA Mutual Technology Services Australia Pty Limited Country of Domicile: Australia

               The following company is owned 100% by CUNA Mutual Technology Services Australia Pty Limited:

                    (1) CUNA Mutual Insurance Brokers Pty Limited Country of Domicile: Australia

9.   CUNA Strategic Services, Inc.
     1.4% of ownership by CUNA Mutual Insurance Society
     State of domicile: Wisconsin

10.  CMIA Wisconsin, Inc.
     State of domicile: Wisconsin

          a.  League Insurance Agency, Inc.
              State of domicile: Wisconsin

                    (1)  Members Protection Insurance Plans
                         State of domicile: Connecticut

11.  Producers Ag Insurance Group
     24.6% of ownership by CUNA Mutual Insurance Society
     State of domicile: Delaware

Partnerships

1.   CM CUSO Limited Partnership, a Washington Partnership
     CUMIS Insurance Society, Inc. - General Partner
     State of domicile: Washington

2.   The Center for Credit Union Innovation LLC
     33.3% ownership by CUNA Mutual Insurance Society
     33.3% ownership by CUNA & Affiliates
     State of domicile: Wisconsin

3.   HRValue Group LLC
     30% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

Affiliated (Nonstock)

1.   CUNA Mutual Group Foundation, Inc.
     Non-profit foundation 501(c)(3)
     State of domicile: Wisconsin

ITEM 29. INDEMNIFICATION

     Section 10 of the Amended and Restated Bylaws of the Company and Article XI of the Company's Amended and Restated Articles of Incorporation together provide for indemnification of officers or directors of the Company against claims and liabilities the officers or directors become subject to by reason of having served as officer or director of the Company or any subsidiary or affiliate company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such person in the line of duty as director or officer, except liability arising out of the officers' or directors' willful misconduct.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITER

CUNA Brokerage is the registrant's principal underwriter and for certain variable life insurance contracts issued by CUNA Mutual Variable Life Insurance Account and CUNA Mutual Variable Annuity Account. CUNA Brokerage is also principal underwriter for the Ultra Series Fund, an underlying Fund for the Company's variable products. CUNA Brokerage is the distributor of MEMBERS Mutual Funds, a group of open-end investment companies.

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICE WITH UNDERWRITER
-----------------------------------     -------------------------------------
Mark E. Backes**                        Director, Vice Chairman & President/CEO

John A. Chosy*                          Assistant Secretary

Steve H. Dowden*                        Director & Chairman

Mark Everson                            Director
14985 Glazier Avenue
Apple Valley, MN 55124-7440

Katherine I. Grete**                    Assistant Treasurer

Timothy Halevan**                       Chief Compliance Officer

David J. Hughes**                       Secretary & Treasurer

Sheila M. Kittleson**                   Assistant Treasurer

Kevin T. Lenz*                          Director

Tracy K. Lien*                          Assistant Secretary

James H. Metz*                          Director

John R. Ridge                           Director
400 North Lakewood Parkway
Vernon Hills, IL 60061

Steve R. Suleski*                       Vice President

Mark T. Warshauer*                      Director

* The principal business address of these persons is: 5910 Mineral Point Road, Madison, WI 53705.

** The principal business address of these persons is: 2000 Heritage Way, Waverly, IA 50677.

CUNA Brokerage Services is the only principal underwriter. The Distribution Agreement between the Company and CUNA Brokerage Services and the Related Servicing Agreement between the Company and CUNA Brokerage Services specify the services provided by each party. Those contracts have been filed as exhibits under Item 27(3)(a). The Company pays a dealer concession of approximately six percent, as more fully described in Schedule A of the Servicing Agreement. The total dealer's concession for the year ended December 31, 2006, was $229,814. The contracts provide that the Company performs certain functions on behalf of the distributor. For example, the Company sends confirmation statements to Owners and the Company maintains payroll records for the registered representatives. Some of the dealer concession is used to reimburse the Company for the services it performs on behalf of the distributor.

(c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                       (2)
                                NET UNDERWRITING         (3)             (4)
             (1)                  DISCOUNTS AND    COMPENSATION ON    BROKERAGE         (5)
NAME OF PRINCIPAL UNDERWRITER      COMMISSIONS        REDEMPTION     COMMISSIONS   COMPENSATION
-----------------------------   ----------------   ---------------   -----------   ------------
CUNA Brokerage Services, Inc.       $229,814              0            $229,814          0

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 2000 Heritage Way, Waverly, Iowa 50677 or at MEMBERS Capital Advisors, Inc. or CUNA Mutual Group, both at 5910 Mineral Point Road, Madison, Wisconsin 53705.

ITEM 32. MANAGEMENT SERVICES

     All management contracts are discussed in Part A or Part B.

ITEM 33. FEE REPRESENTATION

     The CUNA Mutual Insurance Society represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Insurance Society.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, and State of Wisconsin on this 2nd day of January, 2008.

                                        CUNA MUTUAL VARIABLE LIFE INSURANCE
                                        ACCOUNT (REGISTRANT)


                                        By: /s/ Jeff Post
                                            ------------------------------------
                                            Jeff Post
                                            President and
                                            Chief Executive Officer


                                        CUNA MUTUAL INSURANCE SOCIETY
                                        (DEPOSITOR)


                                        By: /s/ Jeff Post
                                            ------------------------------------
                                            Jeff Post
                                            President and
                                            Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE                                       DATE
-------------------                     ----------------------------------------


By: /s/ Andrew Michie                   January 2, 2008
    ---------------------------------
    Andrew Michie
    VP - Corporate Controller


By: /s/ Jeffrey D. Holley               January 2, 2008
    ---------------------------------
    Jeffrey D. Holley
    Chief Financial Officer


By: /s/ Jeff Post                       January 2, 2008
    ---------------------------------
    Jeff Post
    Director, President and
    Chief Executive Officer



By: /s/ Eldon R. Arnold*                January 2, 2008
    ---------------------------------
    Eldon R. Arnold
    Director


By: /s/ James L. Bryan*                 January 2, 2008
    ---------------------------------
    James L. Bryan
    Director


By: /s/ Loretta M. Burd*                January 2, 2008
    ---------------------------------
    Loretta M. Burd
    Director and
    Chairman of the Board


By: /s/ William B. Eckhardt*            January 2, 2008
    ---------------------------------
    William B. Eckhardt
    Director


By: /s/ Joseph J. Gasper*               January 2, 2008
    ---------------------------------
    Joseph J. Gasper
    Director


By: /s/ Bert J. Hash, Jr.*              January 2, 2008
    ---------------------------------
    Bert J. Hash, Jr.
    Director


By: /s/ Victoria W. Miller*             January 2, 2008
    ---------------------------------
    Victoria W. Miller
    Director


By: /s/ C. Alan Peppers*                January 2, 2008
    ---------------------------------
    C. Alan Peppers
    Director and
    Vice Chairman of the Board


By: /s/ Neil A. Springer*               January 2, 2008
    ---------------------------------
    Neil A. Springer
    Director



By: /s/ Farouk D. G. Wang*              January 2, 2008
    ---------------------------------
    Farouk D. G. Wang
    Director


By: /s/ Larry T. Wilson*                January 2, 2008
    ---------------------------------
    Larry T. Wilson
    Director


By: /s/ James W. Zilinski*              January 2, 2008
    ---------------------------------
    James W. Zilinski
    Director

* Signed pursuant to Power of Attorney dated December 7, 2007, filed electronically with the Registration Statement on January 2, 2008.


By: /s/ Steven R. Suleski
    ---------------------------------
    Steven R. Suleski
    Vice President

                                  EXHIBIT INDEX

1.(b) Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company.

3.(a)ii Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Universal Life Contracts effective January 1, 2008.

3.(b)ii Amended and Restated Servicing Agreement related to the Distribution Agreement between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Universal Life Contracts effective January 1, 2008.

4.(d) CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement dated December 31, 2007.

6.(a) Amended and Restated Articles of Incorporation of CUNA Mutual Insurance Society.

6.(b)    Amended and Restated Bylaws of CUNA Mutual Insurance Society.

7.(a)ii Amended Facultative YRT Self-Administered Reinsurance Agreement with Scottish Re Life Corporation (formerly Frankona America Life Reassurance Company), Kansas City, Missouri.

7.(b)ii Amendment to Facultative Agreement with RGA Reinsurance Company (formerly General American Life Insurance Company), St. Louis, Missouri.

7.(c)ii Amended Reinsurance Agreement with Swiss Re Life & Health of America, Inc. (formerly General Reassurance Corporation, Financial Centre), Stamford, Connecticut.

7.(d)ii Amended Life, Disability and Accidental Death Automatic Reinsurance Agreement No. 1258-04, with Transamerica Occidental Life Insurance Company of Los Angeles, California.

7.(e)ii Amended Reinsurance Agreement with The Lincoln National Life Insurance Company of Fort Wayne, Indiana.

7.(f)ii Amendment to the Risk Premium Reinsurance Agreement with The Lincoln National Life Insurance Company of Fort Wayne, Indiana.

8.(a)iii Amendment to Participation Agreement Among T. Rowe Price International
         Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society.

8.(b)iii Amendment to Participation Agreement Between MFS Variable Insurance
         Trust and CUNA Mutual Insurance Society.

8.(c)ii Fourth Amendment to Participation Agreement Between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and CUNA Mutual Insurance Society.

         effective December 31, 2007.

8.(d)ii Amendment No. 3 to Participation Agreement Between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and CUNA Mutual Insurance Society.

10.(a)ii Amendment to Rule 22c-2 Shareholder Information Agreement between
         T.Rowe Price Investment Services, Inc., and and CUNA Mutual Insurance Society.

10.(c)ii Amendment to Rule 22c-2 Shareholder Information Agreement between Ultra
         Series Fund and CUNA Mutual Insurance Society effective October 16,
         2006.

11.(b)   Legal Opinion

17. Issuance, Transfer and Redemption Procedures (Form 5202) Issued by CUNA Mutual Insurance Society dated November, 2007. Filed herewith.

18.      Deloitte & Touche LLP Consent

         i)   KPMG Consent

         ii)  Ernst & young Consent

19.      Powers of Attorney